Filed pursuant to rule 424(b)(1)

Registration Nos. 333-139525 and 333-146917

FGX International Holdings Limited

12,000,000 Ordinary Shares

$16.00 per Ordinary Share

This is the initial public offering of our ordinary shares. We are offering 6,666,667 ordinary shares in the offering. The selling shareholders identified in this prospectus are offering an additional 5,333,333 ordinary shares. We will not receive any of the proceeds from the sale of the ordinary shares being sold by the selling shareholders.

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “FGXI.”

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$16.00	$192,000,000
Underwriting discounts and commissions	$1.12	$13,440,000
Proceeds to FGX International Holdings Limited, before expenses	$14.88	$99,200,005
Proceeds to selling shareholders, before expenses	$14.88	$79,359,995

One of the selling shareholders has granted the underwriters a 30-day option to purchase up to 1,800,000 additional ordinary shares from that selling shareholder on the same terms and conditions set forth above to cover over-allotments, if any.

The underwriters expect to deliver the ordinary shares in book-entry form on or about October 29, 2007.

William Blair & Company                 SunTrust Robinson Humphrey

BB&T Capital Markets                                                         Avondale Partners

The date of this prospectus is October 24, 2007.

Foster Grant

MAGNIVISION

ANARCHY EYEWEAR

angel

GARGOYLES

BODY GLOVE

IRONMAN

LEVI STRAUSS Signature.

DAYTONA

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information you should consider before buying our ordinary shares. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes. Unless the context requires otherwise, references in this prospectus to “we,” “us” and “our” refer to FGX International Holdings Limited and its subsidiaries.

      The data included in this prospectus regarding share of the market and ranking, including our position and the position of our competitors within these markets, are based on data generated by the Jobson Optical Group and the Vision Council of America (“Jobson/ VCA”). Except as described in the following sentence, all references in this prospectus to share of a particular market or “market position”, and to industry sales data, are based on sales by units in the United States, as collected and calculated by Jobson/ VCA for the twelve months ended December 31, 2006. Share data for the popular priced sunglasses market (less than $50) are not calculated by Jobson/VCA and are based on our sales and information obtained from Jobson/VCA. While we believe these industry publications to be reliable, we have not independently verified their data or any of the assumptions on which the estimates and forecasts are based.

      Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2006, which ended on December 30, 2006, and fiscal 2005, which ended on December 31, 2005, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. All references to 2006, 2005 and 2004 relate to these fiscal years.

      FosterGrant®, FosterGrant Optical®, Magnivision®, Anarchy®, Anarchy Eyewear®, AngelTM, Gargoyles®, Hyperflexx® and Redi-Readers® are trademarks of ours. Ironman Triathlon®, Levi Strauss Signature®, Body Glove®, C9 by Champion® and Daytona International Speedway® are the property of their respective owners. The ® and TM symbols utilized here apply to each instance of the respective mark in this prospectus.

Our Company

      We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant and Magnivision. Our FosterGrant brand is a domestic market leader in the popular priced sunglasses market (less than $50). We believe that our share of this market is approximately 20%. Our FosterGrant and Magnivision brands, with a combined 39% share, are leaders in the domestic non-prescription reading glasses market. We also sell costume jewelry principally to major mass merchandisers, thereby extending our product penetration with key customers.

      Our company-owned portfolio also includes the Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point (generally $50-$170). We also market eyewear under nationally-recognized licensed brands including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.

      We sell our products in over 50,000 retail locations worldwide, primarily through mass channels, which include mass merchandisers, chain drug stores, chain grocery stores, variety stores, ophthalmic retailers, mid-tier department stores and other specialty retailers. Our business is supported by an integrated infrastructure consisting of sales and service, design and low-cost sourcing functions in Asia.

      We have significantly increased our net sales through organic growth from $189.9 million in fiscal 2005 to $209.2 million in fiscal 2006. During that period, our operating income increased from $14.7 million to $23.3 million, largely as a result of increased net sales, while our net loss increased from $2.3 million to $3.0 million, largely as a result of increased interest expense incurred in connection with our 2005 refinancing.

Our Industry

      We compete in the domestic and, to a lesser extent, international personal accessories market, focusing principally on non-prescription reading glasses, popular priced sunglasses, premium sunglasses and costume jewelry.

      Non-prescription reading glasses are designed to provide magnification for near-vision tasks associated with the normal aging process, which is marked by the decreased ability to focus on nearby objects, or presbyopia. Retail sales in the U.S. non-prescription reading glasses market were approximately $575 million for 2006, an increase of approximately 15% from 2005. We believe the general aging of the population is a key growth factor in the U.S. non-prescription reading glasses market. According to the U.S. Census Bureau, the 45-64 year-old age group is expected to increase in size by over 30% from 2000 to 2010, more than three times the rate of the overall U.S. population during the same period. In addition, we believe that growth in this market will be driven by product innovations, the appeal of more fashionable designs and enhancement in alternative eyesight correction technologies, which typically correct nearsightedness, or myopia, but not presbyopia.

      Retail sales in the U.S. sunglasses market were approximately $2.1 billion in 2006 and popular priced sunglasses (less than $50) represented approximately 42% of these sales. We believe the market for popular priced sunglasses is supported by a number of long-term growth drivers, including changing fashion trends, consumers’ desire for multiple, activity-specific sunglasses, the growing desire for UVA/ UVB eye protection and product innovation. We also compete in the $50 to $120 price point sunglasses market, which accounts for an additional 11% of total retail sales in the U.S. sunglasses market.

      Retail sales in the U.S. jewelry market were approximately $8.7 billion in 2006 and costume jewelry represented approximately 60% of these sales according to Accessories Magazine’s 2006 Census Report. We primarily compete in the mass merchandise segment, which accounts for 18% of overall jewelry sales. Generally, we believe that changing fashion trends and creative designs will be the key growth factors in the U.S. costume jewelry market.

Our Competitive Strengths

      We attribute our attractive competitive position and significant opportunities for continued growth to the following strengths of our business:

•	Leading market positions. We are a leading domestic provider of branded and private label non-prescription reading glasses and popular priced sunglasses with significant share positions in both of these categories.

•	Portfolio of highly recognized, quality eyewear brands. Our product portfolio includes FosterGrant, a top 100 brand in the U.S. according to Women’s Wear Daily, and Magnivision, the leading brand in the domestic non-prescription reading glasses market. Additionally, we own such premium brands as Gargoyles and license such well known brands as Ironman and Levi Strauss Signature.

•	Long-standing relationships with leading national retailers. Nine of our top ten customer relationships, ranked by 2006 revenues, span more than ten years each. Many of these relationships are covered by long-term contracts.

•	Customer service focus. We believe our merchant organization and our nationwide field service team provide valuable services that improve our customers’ sales and profitability and differentiate us from our competition.

•	Efficient, low-cost sourcing strategy. We believe our significant economies of scale and our long history of product sourcing in Asia provide us with an advantage over smaller competitors.

•	Balanced business model. We believe our strategy of having multiple brands and product lines reduces our reliance on any single brand, demographic, price point, fashion trend, distribution channel or geography.

•	Experienced senior management team. Our senior management team has extensive experience in numerous aspects of the consumer products industry.

Our Growth Strategies

      We intend to increase our sales and profitability and strengthen our position in the eyewear and costume jewelry markets through the following key strategic initiatives:

•	Continue to capitalize on existing awareness of our brands. We have significantly increased spending on brand marketing and advertising, including the launch of a new FosterGrant national television advertising campaign in the second quarter of 2007 and a planned national print campaign for Magnivision in the fourth quarter of 2007.

•	Leverage favorable demographics in the non-prescription reading glasses market. We believe an increasing number of U.S. consumers will require reading glasses due to the growth of the population between the ages 45 and 64 and the increasing prevalence of refractive surgery, which corrects myopia but not presbyopia.

•	Continue to increase penetration with existing customers and expand our distribution network with new customers. We will continue to focus our cross-selling efforts on customers that currently do not carry all three of our FosterGrant, Magnivision and costume jewelry product lines. We will also seek to gain access to new customers in multiple retail channels in which we are currently underpenetrated.

•	Continue to expand our product offerings. We intend to continue to expand our product offerings, focusing on more fashionable non-prescription reading glasses, our premium brands (Anarchy, Angel and Gargoyles), higher-end licensed brands and prescription frames.

•	Pursue and integrate strategic acquisitions. Our management has a history of successfully integrating businesses and brands into our existing platform and we intend to continue pursuing complementary acquisitions.

Our Risks and Challenges

      We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks relating to our business include:

•	Competition. We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more successfully.

•	Customer Concentration. We rely on a few customers for a significant portion of our sales.

•	Reliance on Third Party Manufacturers. Any interruption or termination of our relationships with our manufacturers could adversely affect our business.

•	Foreign Exposure. A material portion of our operations, and all of our manufacturers, are outside the United States.

•	Expansion Risk. If we are unable to implement successfully our business strategy of expanding our product offerings, our business may suffer.

Company Information

      We conduct our business through our subsidiary, FGX International Inc., a Delaware corporation. FGX International Inc. was created to consolidate the operations of the two companies which we owned — AAi.FosterGrant, Inc. and Magnivision, Inc. AAi.FosterGrant (f/k/a Accessory Associates, Inc.) was incorporated on December 27, 1985 as a distributor of costume jewelry and other fashion accessories and acquired the Foster Grant Group of companies, a distributor of sunglasses and other optical products, in 1996. Magnivision, a distributor of reading glasses, was incorporated on May 26, 1993.

      Our principal shareholder, Berggruen Holdings North America Ltd. (together with its predecessors, “BHNA”), acquired AAi.FosterGrant in a series of transactions during the period from September 2000 through September 2003. We were formed on September 22, 2004 by BHNA under the laws of the British Virgin Islands to hold the capital stock of AAi.FosterGrant. One of our subsidiaries acquired Magnivision in October 2004. Effective January 1, 2007, we became a British Virgin Islands business company.

      Our registered office is located at Midocean Chambers, P.O. Box 805, Road Town, Tortola, British Virgin Islands. The principal executive office of our indirect operating subsidiary, FGX International Inc., is located at 500 George Washington Highway, Smithfield, Rhode Island 02917 and the telephone number is (401) 231-3800. Our web site is www.fgxi.com. The information contained on our web site is not incorporated by reference into this prospectus. We have included our web site address in this document as an inactive textual reference only and you should not consider information contained on our web site or that can be accessed through our web site to be a part of this prospectus.

The Offering

Ordinary shares offered by us	6,666,667 ordinary shares

Ordinary shares offered by the selling shareholders	5,333,333 ordinary shares

Ordinary shares outstanding after the offering	21,304,307 ordinary shares

Use of proceeds	Our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses, will be approximately $97.2 million.

We intend to use approximately $50.0 million to repay in full the amount outstanding under our second lien term loan, approximately $44.2 million to repay a portion of the amount outstanding under our first lien term loan and approximately $3.0 million to repay in full the amount outstanding under our revolving credit facility. See “Use of Proceeds” for more information about our use of the proceeds from this offering.

We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders in this offering.

NASDAQ symbol	FGXI

      The number of our ordinary shares to be outstanding after this offering is based on 14,637,640 shares outstanding as of October 1, 2007, plus the 6,666,667 shares offered by us in this offering. In this prospectus, references to the number of ordinary shares offered and to be outstanding after the consummation of this offering do not include:

•	1,031,276 ordinary shares issuable upon the exercise of options granted pursuant to our 2004 Key Executive Stock Option Plan and outstanding as of October 1, 2007 and having a weighted average exercise price of $9.37 per share; and

•	3,000,000 ordinary shares reserved for issuance under our 2007 Incentive Compensation Plan, including options to purchase approximately 800,000 ordinary shares at this offering price being granted to certain members of our management prior to the consummation of this offering.

      Except as otherwise specified, all information in this prospectus, including the number of ordinary shares outstanding as of October 1, 2007 and all per share information, has been adjusted to reflect a 242,717-for-1 division of all outstanding ordinary shares that was effected on October 18, 2007.

Summary Financial Information

      The following table sets forth summary financial information for fiscal 2004, 2005 and 2006, as well as for the six months ended July 1, 2006 and June 30, 2007. Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2006, which ended on December 30, 2006, and fiscal 2005, which ended on December 31, 2005, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. We have derived the consolidated statement of operations data for fiscal 2004, 2005 and 2006 from our audited financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. We have derived the consolidated statement of operations data and other data for the six months ended July 1, 2006 and June 30, 2007, and the consolidated balance sheet data as of June 30, 2007, from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for these periods.

      Our consolidated financial statements for the first nine months of fiscal 2004 reflect the financial position and results of operations of AAi.FosterGrant, Inc. only. Our consolidated financial statements have included the effect of our acquisition of Magnivision as of and for the period beginning on October 1, 2004, the date of acquisition.

      The balance sheet data presented in the “As Adjusted” column of the table below reflect the receipt by us of the estimated net proceeds from the sale of ordinary shares by us in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” as if such transactions had occurred on June 30, 2007.

      Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information together with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended			Six Months Ended

	January 1,	December 31,	December 30,	July 1,	June 30,
	2005	2005	2006	2006	2007

				(Unaudited)

	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales	$136,691	$189,881	$209,208	$96,489	$123,763
Cost of goods sold	74,800	90,567	104,932	48,166	58,125

Gross profit	61,891	99,314	104,276	48,323	65,638
Operating expenses:
Selling expenses	36,384	47,179	55,466	26,659	36,664
General and administrative expenses	21,038	28,205	17,918	9,899	10,036
Amortization of acquired intangibles	1,285	9,276	7,597	3,799	3,086
Legal settlement (1)	3,000	—	—	—	—
Abandoned lease charge(2)	—	—	—	—	1,865

Operating income	184	14,654	23,295	7,966	13,987
Other income (expense)
Interest expense	(3,784)	(12,472)	(21,951)	(10,342)	(11,335)
Other income (expense), net	28	(72)	154	21	124

Income (loss) before income taxes	(3,572)	2,110	1,498	(2,355)	2,776
Income tax expense (benefit)	2,960	4,031	4,245	1,889	(866)

Income (loss) before minority interest	(6,532)	(1,921)	(2,747)	(4,244)	3,642
Minority interest	179	351	233	24	225

Net income (loss)	$(6,711)	$(2,272)	$(2,980)	$(4,268)	$3,417

Basic earnings (loss) per share (3)	$(0.46)	$(0.16)	$(0.20)	$(0.29)	$0.23
Basic weighted average shares outstanding	14,497	14,376	14,838	14,838	14,827
Diluted earnings (loss) per share (4)	$(0.46)	$(0.16)	$(0.20)	$(0.29)	$0.23
Diluted weighted average shares outstanding	14,497	14,376	14,838	14,838	14,926
Other Data:
Net cash provided by (used in):
Operating activities	$18,239	$18,404	$(903)	$(5,978)	$(9,486)
Investing activities	(89,554)	(8,801)	(13,948)	(4,773)	(7,938)
Financing activities	73,079	(2,478)	11,105	8,281	12,929
Capital expenditures	$7,385	$8,969	$10,948	$4,773	$7,938
EBITDA (5)	$9,961	$33,177	$41,632	$17,242	$23,254

	As of June 30, 2007

	Actual	As Adjusted

	(in thousands)

	(Unaudited)
Consolidated Balance Sheet Data:
Current assets	$118,819	$115,364
Current liabilities	73,097	56,438
Property, plant and equipment, net	20,229	20,229
Total assets	222,647	219,192
Total debt, including current maturities	226,594	129,394
Total shareholders’ equity (deficit)	(78,340)	15,405

(1)	Represents our portion of a patent infringement litigation settlement entered into in February 2005 in connection with an action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which family retained the rights to the litigation and any litigation proceeds) against an entity that is now a subsidiary of ours relating to the use of certain display devices for eyeglasses.

(2)	Represents an additional charge incurred as a result of the continued vacancy at our Miramar, Florida facility. We assumed the lease on this facility in connection with the Magnivision acquisition during fiscal 2004. See “Management Discussion & Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results.”

(3)	Basic earnings (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period.

(4)	Diluted earnings (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase ordinary shares at the average market price during the period. Potential ordinary shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

(5)	EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA as presented in this prospectus is a supplemental measure of our financial performance that is not required by, or presented in accordance with, generally accepted accounting principles in the United States (GAAP). EBITDA is not a measurement of our financial performance under GAAP and does not represent and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities or measure of our liquidity. We believe EBITDA facilitates company to company operating performance comparisons by adjusting for potential differences caused by variations in capital structures (affecting net interest expense), taxation (such as the impact of differences in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results. EBITDA is not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. In addition, EBITDA, as defined under our credit facility, is not calculated in the same manner as the EBITDA figures presented in this table. For a description of our credit facility, see “Description of Credit Facility.”

EBITDA has limitations as an analytical tool, and should not be considered either in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements or any other capital expenditures or contractual commitments; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA as a supplemental measure to the GAAP measure. The following is a reconciliation of EBITDA to net loss, the most directly comparable GAAP performance measure:

	Fiscal Year Ended						Six Months Ended

	January 1,		December 31,		December 30,		July 1,		June 30,
	2005		2005		2006		2006		2007

							(Unaudited)

	(in thousands)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss)	$(6,711	)(a)	$(2,272	)(b)	$(2,980	)(c)	$(4,268	)(d)	$3,417	(e)
Interest expense, net	3,784		12,472		21,951		10,342		11,335
Income tax expense (benefit)	2,960		4,031		4,245		1,889		(866)
Depreciation and amortization	9,928		18,946		18,416		9,279		9,368

EBITDA	$9,961		$33,177		$41,632		$17,242		$23,254

(a)	Results in fiscal 2004 include a $4.7 million charge relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business in fiscal 2004. The majority of this inventory was disposed of in fiscal 2005. Results in fiscal 2004 also include $1.2 million in integration costs and key employee retention bonuses awarded in connection with the acquisition of Magnivision, including third-party IT conversion consultants, third-party project management and moving costs for facility consolidation (“Magnivision Integration Costs”); $3.0 million in settlement costs related to a patent infringement claim (“Litigation Settlement Costs”); and $0.4 million in management fees payable to a related party (“Management Fees”).

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

(b)	Results in fiscal 2005 include $1.3 million in Magnivision Integration Costs; $3.0 million in expenses such as facility costs, payroll and related costs associated with the warehouse and administrative employees associated with the operation of Magnivision’s Miramar, Florida facility; $2.3 million in severance charges to three former senior executives and recruiting and relocation expenses of $0.2 million incurred in connection with our search for, and hiring of, our Chief Executive Officer; $0.4 million in Litigation Settlement Costs; $0.5 million in Management Fees; and $1.8 million for the acceleration of the vesting of all of our then outstanding event-based options in order for certain members of management to participate in a dividend declared in December 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

(c)	Results in fiscal 2006 include $0.5 million in Management Fees, a $1.4 million charge incurred in connection with the write-off of an asset related to the buyback of competitive products due to the loss of business from a customer that sold certain retail stores to a third party and a $3.6 million charge related to the return of non-prescription reading glasses resulting from commitments made to a majority of our U.K. retail customers. This charge is in connection with the implementation of our change in U.K. business strategy and merchandising including new fixtures, updated product line offerings and new signage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

(d)	Results for the six months ended July 1, 2006 include $0.3 million in Management Fees and a $1.4 million charge incurred in connection with the write-off of an asset related to the buyback of competitive product due to the loss of business from a customer that sold certain retail stores to a third party.

(e)	Results for the six months ended June 30, 2007 include $0.3 million in Management Fees and a $1.9 million charge incurred in connection with the continued vacancy at our Miramar, Florida facility.

RISK FACTORS

      An investment in our ordinary shares involves significant risk. You should consider carefully the risks described below and the other information included in this prospectus, including our financial statements and related notes, before you decide to buy our ordinary shares. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our ordinary shares could decline due to any of these risks, and you could lose part or all of your investment.

Risks Related to Our Business

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more successfully, which could result in a loss of market share and as a result, a decrease in our net sales and gross profit.

      The sunglasses, non-prescription reading glasses, prescription frames and costume jewelry markets in which we compete are intensely competitive. Generally, the bases of competition in our markets are brand recognition, fashion, service, merchandising, quality and price. The majority of retail outlets for non-prescription reading glasses are mass channels. Fashion is a differentiator in this market, and our ability to incorporate fashion into our FosterGrant and Magnivision product lines will be a key factor in retaining our market-leading position. In the sunglasses market, we compete against a variety of companies across multiple channels of trade. The majority of our sunglasses sales are in mass channels, where we primarily compete against companies such as StyleMark, Inc., Motive Eyewear, iZone Group and SelectaVision. On October 1, 2007, StyleMark, Inc. acquired Motive Eyewear, combining their resources and market share. In the specialty retail channel, where we sell our premium products, we compete with companies in various niches, including Oakley, Orange 21 and VonZipper. In the non-prescription reading glasses market, our primary competitors are Motive Eyewear, Forrester & Vos and Zoom Eyeworks. In the prescription frames market, we compete against many companies, foreign and domestic, including Luxottica Group S.p.A., Safilo Group S.p.A., Signature Eyewear, Inc. and Motive Eyewear. In the costume jewelry market, we primarily compete against independent costume jewelry manufacturers, including FAF, K&M and Tanya Creations. At major retail chains, we compete not only against other eyewear suppliers but often against private label brands of the chains themselves.

      The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image. Several of our competitors may enjoy substantial competitive advantages, including less outstanding indebtedness and greater financial resources that can be devoted to competitive activities, such as sales and marketing, product development and strategic acquisitions. As a result, these competitors may be able to:

•	adapt to changes in consumer preferences more quickly;

•	anticipate and respond to changing fashion and performance trends more quickly;

•	devote greater resources to the marketing and sale of their products;

•	better adapt to downturns in the economy or other decreases in sales;

•	borrow money at a lower cost; and

•	take advantage of acquisitions and other opportunities more readily.

      We might not be able to compete successfully with these competitors in the future. If we fail to compete successfully, our market share and gross profit would be materially adversely affected. In addition, in the future we may have to compete with companies that offer surgical alternatives to non-prescription reading glasses.

We rely on a few customers for a significant portion of our sales, and the loss of one or more of those customers would materially adversely affect us.

      Several of our customers are material to our business and results of operations. For the six months ended June 30, 2007, Wal-Mart, our largest customer, accounted for approximately 32.1% of our net sales, including 52.8% of our costume jewelry sales and 19.2% of our international sales, and our next four largest customers accounted for approximately 28.5% of our net sales. Additionally, sales of our non-prescription reading glasses and sunglasses to Walgreens for the six months ended June 30, 2007 accounted for 8.6% of our net sales and sales of our non-prescription reading glasses to CVS for the six months ended June 30, 2007 accounted for 8.6% of our net sales. In fiscal 2006, Wal-Mart, our largest customer, accounted for approximately 32.1% of our net sales, including 70.0% of our costume jewelry sales and 26.3% of our international sales, and our next four largest customers accounted for approximately 30.8% of our net sales. Additionally, sales of our non-prescription reading glasses and sunglasses to Walgreens in fiscal 2006 accounted for 12.9% of our net sales and sales of our non-prescription reading glasses to CVS in fiscal 2006 accounted for 9.8% of our net sales. Our business and results of operations could be adversely affected by further consolidation in the mass channels or any deterioration in the financial condition of, or other adverse developments with respect to, one or more of our top customers. Our large customers are also able to exert pricing and other influence on us, requiring us to market, deliver and promote our products in a manner of their choosing, which frequently is more costly to us. Moreover, we do not have a long-term contract with our largest customer, Wal-Mart. As a result, although these customers periodically provide indications of their product needs and purchases, they generally purchase our products on an order-by-order basis, and our relationship, as well as particular orders, can be terminated at any time. The loss or significant decrease in business from any of our major customers would materially adversely affect our business, results of operations and cash flow. Our percentage of net sales to Wal-Mart and some of our other major customers may increase if we are successful in our strategy of broadening the range of products we sell to existing customers, which would have the effect of increasing the impact of any of the risks described in this risk factor.

Any interruption or termination of our relationships with our manufacturers could adversely affect our business, result in increased cost of goods sold or lead to an inability to deliver our products to our customers.

      We rely on third-party manufacturers to supply all of our products. Our product manufacturers are located in Asia, principally in China. We do not have long-term agreements with any of our manufacturers, and products are generally supplied on a purchase order basis. We cannot be certain that we will not experience difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs or failures to comply with our requirements for the proper utilization of our intellectual property. If our relationship with any of our manufacturers is interrupted or terminated for any reason, we would need to locate alternative manufacturing sources. Potential events that could adversely affect our foreign supply chain include the following:

•	political instability, acts of war or terrorism, or other international events resulting in the disruption of trade with countries where our sourcing partners’ manufacturing facilities are located;

•	disruptions in shipping and freight forwarding services, including as a result of dockworker or port strikes;

•	increases in oil prices, which would increase the cost of shipping;

•	interruptions in the availability of basic services and infrastructure, including power shortages;

•	extraordinary weather conditions (such as hurricanes, typhoons and snowstorms) or natural disasters (such as earthquakes or tsunamis); and

•	the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

      These and other events could interrupt production in offshore facilities, increase our cost of goods sold, impair our ability to timely ship orders of our products, delay receipt of products into the United States, cause us to miss the delivery requirements of our customers or prevent us from sourcing products at all. As a result, we could experience lost sales, cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could adversely affect our net sales, results of operations, reputation and relationships with our customers. Our future performance may be subject to the occurrence of such events, which are beyond our control, and which could materially adversely affect our financial condition and results of operations. The establishment of new manufacturing relationships involves numerous uncertainties, and we cannot be certain that we would be able to obtain alternative manufacturing sources in a manner that would enable us to meet our customer orders on a timely basis or on satisfactory commercial terms. If we are required to change any of our major manufacturers, we may experience increased costs, substantial disruptions in the manufacture and shipment of our products and a loss of net sales.

We face business, political, operational, financial and economic risks because a material portion of our operations is outside the United States, a material portion of our sales is to customers outside the United States and all of our manufacturers are outside the United States.

      Our foreign sales offices are located in the United Kingdom, Canada and Mexico, and we outsource the manufacture of our products to contract manufacturers in Asia, principally in China. In fiscal 2004, 2005 and 2006, and for the six months ended June 30, 2007, 22.2%, 15.5%, 13.8% and 17.0%, respectively, of our net sales were outside the United States, primarily to customers in the United Kingdom, Canada and Mexico. We are subject to risks inherent in international business, many of which are beyond our control, including:

•	imposition of U.S. and foreign government controls, such as export license requirements or other trade restrictions and changes in regulatory practices;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	unexpected changes in regulatory requirements, such as changes in withholding taxes that restrict the repatriation of earnings into the United States and affect our effective income tax rate due to profits generated or lost in foreign countries;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

•	difficulties in obtaining the protections of intellectual property laws, if any, of other countries.

      Any of these factors could reduce our net sales, decrease our gross margins or increase our expenses.

Fluctuations in foreign currency exchange rates could harm our results of operations.

      We conduct operations in and generate sales from many areas of the world involving transactions denominated in a variety of currencies. We are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our U.K., Canadian and Mexican subsidiaries. Additionally, we outsource the manufacture of our products to contract manufacturers in Asia, principally in China. While we pay these suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. Any decrease in the value of the U.S. dollar against these foreign currencies could result in a corresponding increase in our future cost of goods sold and decrease in our gross profit, which would materially adversely affect our financial condition and operating results.

We have indebtedness which may restrict our business and operations, adversely affect our cash flow and restrict our future access to sufficient funding to finance desired growth.

      As of June 30, 2007, after giving effect to this offering and the intended use of proceeds, we would have had outstanding indebtedness of approximately $128.6 million under our first lien term loan, which would have represented approximately 88.8% of our total capitalization. After giving effect to this offering, we estimate that our debt service would have been approximately $6.1 million during the first half of fiscal 2007. Although we have entered into interest rate protection arrangements, after giving effect to this offering, a hypothetical change in the interest rate of 1% on our indebtedness as of June 30, 2007, would change our annual cash interest expense by approximately $0.6 million.

      Having this amount of indebtedness (i) makes us more vulnerable to adverse changes in general economic, industry and competitive conditions and (ii) places us at a disadvantage compared to any of our competitors that may have less debt. Furthermore, our interest expense could increase if interest rates rise because our debt bears interest at floating rates. We dedicate a substantial portion of our cash flow to pay interest and principal on our debt. If we do not have sufficient earnings to service our debt, we would need to refinance all or part of that debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms, or at all.

      As of June 30, 2007, our total indebtedness consisted of a credit facility with a group of financial institutions secured by substantially all of our assets. The terms of our credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our credit facility requires us to maintain certain financial ratios, as described in “Description of Credit Facility,” and restricts our ability to incur additional indebtedness. These restrictions and covenants limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us, including strategic acquisitions.

      A breach of the provisions of our credit facility, including any inability to comply with the required financial ratios, could result in an event of default under our credit facility. If an event of default occurs under our credit facility (after any applicable notice and cure periods), our lenders would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our credit facility. In the event of a default under our credit facility, the lenders could also foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

Due to the uncertainty of the interpretation and application of existing U.S. federal income tax laws there is a risk that FGX International Holdings Limited could be treated as a U.S. corporation for U.S. federal income tax purposes, in which case we would be subject to higher taxes, which could materially adversely affect our results of operations and cash flows.

      U.S. federal income tax laws provide that if a foreign corporation acquires substantially all of the properties of a U.S. corporation and, after the acquisition, the former shareholders of the U.S. corporation own 80% or more of the stock of the foreign corporation by virtue of their ownership of the U.S. corporation’s stock, the foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. Although we believe that these anti-inversion rules do not apply to us, these rules have not been the subject of any judicial decisions or administrative rulings, are subject to change at any time and any such change may be retroactive. Moreover, regulations or interpretations adversely affecting our position under the anti-inversion rules could be issued at any time, potentially with retroactive effect. If the Internal Revenue Service (“IRS“) were to take successfully the contrary position that FGX International Holdings Limited should be treated as a U.S. corporation, we could be subject to substantially higher U.S. federal income taxes and such changes could materially adversely affect our results of operations and cash flows.

      We are a BVI business company under the BVI Business Companies Act, 2004. In addition, certain of our non-U.S. subsidiaries are incorporated in the BVI and other countries and are subject to taxation in those or other countries where the applicable statutory tax rates are substantially lower than those applicable to our U.S. subsidiaries. As a result, our overall effective tax rate will be materially affected by the relative level of earnings in the various taxing jurisdictions to which our earnings will be subject. We do not expect to provide for tax on the undistributed retained earnings of these non-U.S. subsidiaries.

      We are, and expect to be, periodically examined by various federal, state, local and foreign taxing authorities. The tax years under examination vary by jurisdiction. We expect to consider regularly the likelihood of assessments in each of the taxing jurisdictions and expect to establish tax allowances which represent our best estimate of the potential assessments. The resolution of any of these tax matters could differ from the amount reserved, if any. While that difference could be material to the results of operations and cash flows for any affected reporting period, we do not expect that it will materially adversely affect our consolidated financial position or consolidated liquidity.

If we are unable to implement successfully our business strategy of expanding our product offerings, our business may suffer.

      We intend to continue to expand our product offerings, particularly focusing on prescription frames, more fashionable non-prescription reading glasses, our premium brands (Anarchy, Angel and Gargoyles) and higher-end licensed brands. We also plan to introduce new products within the eyewear and costume jewelry markets. However, we may not be successful in gaining market acceptance for any new products that we offer. In addition, introduction of new product offerings will require us to incur additional sales and marketing expenses, and these expenses may be material. The execution of our business strategy could strain our management, financial and operational resources, which could materially adversely affect our performance and results of operations. The success of our business strategy could be negatively impacted by our failure or inability to:

•	increase awareness and popularity of our existing FosterGrant, Magnivision, Anarchy, Angel and Gargoyles brands;

•	establish awareness of any new brands we may introduce or acquire;

•	maintain and negotiate favorable license agreements enabling us to expand our distribution channel penetration and to market our eyewear products to a substantially broader consumer base;

•	increase customer demand for our existing products and establish customer demand for any new product offering;

•	attract, acquire and retain customers at a reasonable cost, especially in upchannel markets such as department stores;

•	achieve and maintain a critical mass of customers and orders across all of our product offerings;

•	maintain or improve our gross margins; or

•	compete effectively in highly competitive markets.

      We may not be able to address successfully any or all of these challenges in a manner that will enable us to expand our business in a cost effective or timely manner. If our new products are not received favorably by consumers, our reputation and the value of our brands could be damaged. The lack of market acceptance of new products we may develop or our inability to generate satisfactory net sales from any new products to offset their cost could harm our business.

If we fail to market effectively our FosterGrant and Magnivision products, these brands may not achieve or maintain the broad recognition necessary to our success.

      We believe that broader recognition and favorable perception of our FosterGrant and Magnivision brands are essential to our future success. Excluding fiscal 2007, in recent years, we have invested minimally in marketing and advertising our FosterGrant brand to consumers. Similarly, since we acquired Magnivision, we have invested minimally in marketing and advertising our Magnivision brand. As part of our growth strategy, we plan to capitalize on existing awareness of our FosterGrant and Magnivision products by investing in marketing and advertising activities and introducing an advertising and marketing campaign targeting consumers. These expenditures may not result in a sufficient increase in net sales to cover such marketing and advertising expenses, and it may be that our failure to invest in marketing and advertising our FosterGrant brand has impaired the value of the brand to an extent that may be difficult to reverse. Furthermore, consumers are increasingly identifying our non-prescription reading glasses products by the retail outlet in which they are purchased, rather than by our brand name, thereby minimizing the value of our brands. In addition, even if brand recognition increases, our customer base may decline or fail to increase and our net sales may not continue at present levels or may decline.

If we fail to promote successfully our Anarchy, Angel and Gargoyles brands, we may not be able to execute effectively our growth strategy with respect to these brands.

      Our Anarchy, Angel and Gargoyles brands are designed to appeal to different demographic groups and distribution channels at a premium price point. We must successfully market these brands with their respective target demographics. Effective positioning of these brands will depend largely on the success of our marketing and advertising efforts and our ability to anticipate and respond to changing fashion and performance trends in the action sports enthusiast and lifestyle markets. As part of our growth strategy, we plan to increase marketing and advertising of these brands to further identify our Anarchy, Angel and Gargoyles brands with these images and lifestyles. However, we may not identify successfully our brands with these images and lifestyles, and accordingly, these expenditures may not result in a sufficient increase in net sales to cover such marketing and advertising expenses and our net sales of our Anarchy, Angel and Gargoyles branded products may not improve, or may decline.

If we do not continue to negotiate and maintain favorable license arrangements, our growth prospects, sales and operating results could be adversely affected.

      We have entered into license agreements that enable us to sell eyewear under certain nationally recognized brands, including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway. We believe that our ability to maintain and negotiate favorable license agreements enables us to increase our access to additional distribution channels. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements, our growth prospects, sales and operating results could be adversely affected.

Our business could be harmed if we fail to maintain proper inventory levels or if we misjudge the market for a particular product.

      The sunglasses, non-prescription reading glasses and costume jewelry markets are subject to changing consumer preferences based on fashion and performance trends. Our success depends largely on our ability to continue to anticipate and respond to changing fashion and performance trends and consumer preferences in a timely manner. Decisions regarding product designs must be made several months in advance of the time when consumer acceptance can be measured. We therefore place orders with our manufacturers for many of our products prior to the time we receive orders for these products from our customers. We also maintain an inventory of selected products that we anticipate will be in high demand.

      Although we attempt to stay abreast of emerging fashion and performance trends affecting some of our products, any failure by us to identify and respond to such trends could adversely affect consumer acceptance of our existing brand names and product lines, which in turn could adversely affect sales of our products. If we misjudge the market for a particular product or are unable to respond quickly to fashion trends, we may be unable to sell the products we have ordered from manufacturers or that we have in our inventory. Excess inventory levels may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and harm our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to our customers, negatively impact retailer relationships and diminish brand loyalty. Additionally, if inventory shortages require us to purchase additional products that must be shipped by air freight (rather than ocean freight) in order to meet our customers’ demands, our shipping costs would increase significantly and our gross profit would be adversely affected. Accordingly, if we misjudge the market or fail to maintain proper inventory levels, our sales and operating results would be adversely affected. Our brand image with respect to our products may also suffer if customers or consumers believe that we are no longer able to offer stylish products, respond to the latest fashion trends or maintain the quality of our products.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our intellectual property, which could weaken our competitive position, reduce our net sales and increase our costs.

      We primarily protect our intellectual property rights through the enforcement of patent, trade secret, trade dress, trademark, copyright and unfair competition laws, in addition to nondisclosure, confidentiality and other contractual restrictions. Our intellectual property portfolio, including our product designs and trademarks, are important to the success of our products and our competitive position. However, there can be no assurance that our efforts to protect our intellectual property will be adequate, effective or will not be challenged by third parties. Despite our efforts, third parties may have violated and may in the future violate our intellectual property rights. In addition, other parties, including our competitors, may independently develop similar, competing or superior products, technologies or designs that do not infringe on our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors could obtain our proprietary information and imitate our products using processes or technologies developed by us and thereby harm our competitive position and financial condition. Our results of operations could also be adversely affected by parallel trade (i.e., gray markets) and counterfeiting of our products, which could harm our reputation for producing high-quality products.

      Since we sell our products internationally and outsource the manufacture of our products to contract manufacturers in Asia, principally in China, we also are dependent on the laws of foreign countries to protect our intellectual property. These laws may not enforce or protect our intellectual property rights to the same extent or in the same manner as the laws of the United States. Although we will continue to devote substantial resources to the establishment and protection of our intellectual property on a worldwide basis, we cannot be certain that these efforts will be successful or that the costs associated with protecting our rights abroad will not be extensive. If we are unable to protect adequately our intellectual property rights, our results of operations may be adversely affected.

We may be involved in intellectual property litigation or subject to claims by third parties for alleged infringement of their intellectual property rights, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

      From time to time in the course of our business we are involved in litigation to protect and enforce our intellectual property rights and receive notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims lead to litigation. We cannot assure you that our intellectual property rights have the value we believe them to have, that our products will not be found to infringe upon the intellectual property rights of others or that we will prevail in any litigation. Any intellectual property claim, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert our management from normal business operations. Adverse determinations in litigation could subject us to significant liability and force us to terminate sales of infringing products or to develop redesigned products or brands or could subject us to the loss of our rights to a particular patent, trademark, copyright or trade secret. In addition, we could be required to seek a license from the holder of the intellectual property, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. Even if we obtain a license, the cost of potential royalty payments could negatively affect our margins. If we are unable to redesign our products or obtain a license, we may have to discontinue a particular product offering. If we fail to develop a non-infringing technology or product on a timely basis or to license the infringed technology on acceptable terms, our business, financial condition and results of operations could be harmed.

We might not successfully integrate future acquisitions, which could materially adversely affect our business, financial condition, results of operations and cash flows.

      As part of our growth strategy, we intend to continue to pursue strategic business acquisitions or make investments in other products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base, and the magnitude of any such transaction could be significant. We have an interest in expanding our product lines to include personal fashion accessories that we do not currently market, and the extension of our product lines into unfamiliar categories will present additional challenges. Although we have experience in acquiring other businesses, we may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business or product, such acquisitions and investments involve a number of risks, including:

•	problems assimilating the purchased products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs and/or contingent liabilities associated with the acquisition;

•	diversion of management’s attention from our core business;

•	harm to our existing business relationships with manufacturers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired businesses.

      Future acquisitions could materially adversely affect our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Once integrated, acquired operations may not achieve levels of revenues, gross profit or productivity comparable with those achieved by our existing operations or otherwise perform as expected. If we fail to recognize or address these matters in a timely manner or devote adequate resources to them, we may fail to achieve our growth strategy and otherwise not realize the intended benefits of an acquisition. Every acquisition involves risks, and the process of integrating acquired companies into our operations may result in unforeseen difficulties and require significant financial resources, management time and attention that would otherwise be available for the ongoing development or expansion of our existing operations.

      Furthermore, the consideration paid in connection with an investment or acquisition may affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash and borrowing capacity and incur additional indebtedness to consummate any acquisition. To the extent we issue ordinary shares or other rights to purchase capital stock, including options or other rights, existing shareholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs or restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors could materially adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

      Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products, our effectiveness in managing our suppliers and costs, the timing of the introduction of new products and weather patterns. Sunglasses orders are usually shipped initially in December, while replenishment orders are primarily shipped during the first half of the fiscal year as retailers build inventories for the spring and summer selling seasons. Costume jewelry is shipped primarily during the second half of the fiscal year as retailers build inventories for the holiday season. Sales of non-prescription reading glasses are generally uniform throughout the year. Although sales of our non-prescription reading glasses have, in part, offset the seasonality of sales of our costume jewelry and sunglasses product lines, our financial condition and results of operations are highly dependent on the shipping of product during the second half of the year. We anticipate that this seasonal impact on our net sales is likely to continue. In addition, our quarterly results could be adversely impacted by the timing of customer orders and scheduled shipping dates. As a result, our net sales and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our ordinary shares to decline. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance.

      Our expense levels in the future will be based, in large part, on our expectations regarding net sales. Many of our expenses are fixed in the short term or are incurred in advance of anticipated sales. We may not be able to decrease our expenses in a timely manner to offset any seasonal shortfall of sales.

An increase in product returns could negatively impact our operating results.

      Sales are recognized when revenue is realized or realizable and has been earned. We recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. Accordingly, we provide allowances for the estimated amounts of these returns at the time of revenue recognition based on historical experience. Any significant increase in product damages or defects or product returns could materially adversely affect our operating results for the period or periods in which such events materialize.

Disruption in our distribution center could significantly lower our net sales and gross profit.

      We maintain a distribution center in our Smithfield, Rhode Island facility which is essential to the efficient operation of our distribution network. Any serious disruption to this distribution center due to fire, snowstorms, flooding, acts of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to receive products from our suppliers and distribute products to our customers. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace the center. As a result, any such disruption could significantly lower our net sales and gross profit.

We are heavily dependent on our current executive officers and management and the loss of any of them could adversely affect our ability to operate our business and to develop and market our products successfully.

      We are heavily dependent on our current executive officers and management. We believe that our future success is highly dependent on the contributions of Alec Taylor, our Chief Executive Officer, Jack H. Flynn, Jr., our President, and Anthony Di Paola, our Chief Financial Officer. We have entered into an employment agreement (which includes a non-compete provision) with each of Mr. Taylor, Mr. Flynn and Mr. Di Paola; however, we cannot be certain that either of them will not be recruited by our competitors or otherwise terminate their relationship with us. For example, in April 2007, our then Chief Financial Officer resigned to pursue another opportunity notwithstanding the fact that he had not yet completed the term of his employment agreement with us. Our future success may also depend on our ability to attract and retain additional qualified management, design, sales and marketing personnel. We do not carry key man life insurance. The loss of any key employee or the inability to attract or retain qualified personnel, including product design, sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage our brand.

A shift by one or more of our customers to “pay-on-scan” payment programs could materially reduce our net sales, gross profit and cash flows.

      Some of our customers, including one of our major customers, are considering ways to shift their inventory risks and costs of working capital by adopting “pay-on-scan” payment programs. Under these pay-on-scan arrangements, our inventory would not transfer to the customer until the customer has sold the product to a consumer. Accordingly, we would not be able to recognize sales until the customer notifies us that the product has been sold to a consumer. We have historically declined to participate in most pay-on-scan inventory programs, even though some of our competitors may do so. Our decision not to participate in pay-on-scan programs may result in our loss of these customers, which would reduce our net sales and cash flows. If one or more of our customers terminates its relationship with us as a result of our decision not to participate in such pay-on-scan programs, our net sales, gross profit and cash flows may be materially adversely affected. Furthermore, if we agree to participate in such programs, it may be more difficult for us to manage effectively our inventory and our net sales and cash flows may be materially adversely affected as well.

If we fail to comply with federal regulations imposed by the Food and Drug Administration or various state regulations, we could be subject to fines and penalties and our products could be suspended or removed from the market, each of which would cause our net sales and results of operations to decline.

      Our non-prescription reading glasses and sunglasses are considered to be medical devices by the United States Food and Drug Administration. Accordingly, the manufacture and sale of these products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, as amended by the Medical Device Amendments of 1976 and certain subsequent amendments. Non-prescription reading glasses and sunglasses that are appropriately labeled are exempt from the “premarket notification process” that is applicable to medical devices that potentially pose greater risk to individuals than our products. However, non-prescription reading glasses and sunglasses must be fitted with impact-resistant lenses and comply with other FDA requirements. They must also be manufactured from nonflammable finished materials, and must meet the flammable solid requirements and other requirements of federal law. The FDA can modify how these products are classified or could, through appropriate rulemaking, withdraw the exemption from premarket notification. If this were to occur, it could have an adverse impact on our ability to continue to market these products and would likely increase our costs of compliance.

      As an establishment involved in the distribution of medical devices intended for marketing and commercial distribution in the United States, we are required to, and have registered with, the FDA. This process is known as establishment registration and provides the FDA with the location of medical device distribution facilities. We are also required to adhere to applicable FDA regulations, and our facilities are subject to regular inspection by the FDA. If the FDA were to conclude, following such an inspection or otherwise, that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to public health. The FDA may also impose operating restrictions either through consent decrees or otherwise, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the Department of Justice. Any of these adverse governmental actions could negatively affect our gross profit with respect to our non-prescription reading glasses and sunglasses.

      In addition, we are subject to various state regulations that dictate which types of reading glasses may be sold with and without a prescription. For example, the FDA does not require a prescription for reading glasses, but some states have imposed magnification limits on non-prescription reading glasses. We are also subject to state labeling laws, which vary from state to state. We are subject to similar rules and regulations, and the related risks and uncertainties, in each of the foreign countries in which we operate.

If we must make payment of all or a portion of certain contingent liabilities, our results of operations and our cash flows would be materially adversely affected.

      In February 2005, we reached an agreement to settle a patent infringement action commenced in 1992 by Magnivision (f/k/a Al-Site and then owned by its founding family) against an entity which is now a subsidiary of ours relating to the use of certain display devices for eyeglasses. Although Magnivision was the nominal plaintiff in the litigation, the founding family of Magnivision retained the rights to direct the litigation and receive any litigation proceeds when they sold Magnivision to American Greetings. We acquired Magnivision from American Greetings in 2004. The United States District Court for the Central District of California entered a final judgment on the agreed settlement and a series of subsequent orders clarifying certain of its terms. Pursuant to the agreed settlement, we are obligated to pay the plaintiff $11.0 million. However, there is a cost sharing agreement in place which provides that an unrelated third party is paying approximately $7.9 million of the $11.0 million final judgment. The unrelated third party participated in the settlement proceedings with the court, and an affiliate of the third party has guaranteed payments on amounts due under the cost sharing agreement directly with the plaintiff. As a result of the cost sharing agreement, and a credit of $2.0 million which the court allowed for a prejudgment payment we had previously made to the plaintiff, our total remaining obligation under the agreed settlement, as construed by the court, was approximately $1.1 million. This amount was paid by us as of the end of fiscal 2005. The court scheduled a three year monthly payment plan in May 2005 and thus far all payments have been timely made. However, we remain legally liable for the outstanding balance on the agreed settlement even though it is being paid by the third party. As of June 30, 2007, the outstanding balance on the agreed settlement was approximately $2.8 million. If both the third party and the guarantor fail to, or are unable to, comply with the terms of the agreed settlement, and if we are determined to be responsible for all or a portion of this amount, our results of operations and our cash flows would be materially adversely affected.

Our products may subject us to product liability claims, which are expensive to defend and may require us to pay damages.

      We may be required to pay for losses or injuries caused by our products. We have been and may again be subjected to various product liability claims, including claims for serious personal injury. Although we are not involved presently in any product liability claim, successful assertion against us of one or a series of large claims could harm our business. Also, if one of our products is found to be defective, we may be required to recall it, which may result in substantial expense and adverse publicity and negatively impact our sales, operating results and reputation. Although we maintain, and require our material suppliers and manufacturers to maintain, product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy, which would hurt our financial condition. In addition, we may also be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future.

We may suffer negative publicity, be sued or have one or more of our license agreements or business relationships terminated if the manufacturers of our products violate labor laws or engage in practices that are viewed as unethical.

      Most of our license agreements require that we select manufacturers with legal and ethical labor practices. If one of these manufacturers violates, or is accused of violating, labor laws or other applicable regulations, or if such a manufacturer engages in labor or other practices that would be viewed as unethical if such practices occurred in the United States, one or more of our license agreements could be terminated by our licensors or our business relationships with our customers could be terminated. Although we do not believe that our manufacturers violate local labor laws, or engage in labor or other practices that would be viewed as unethical if such practices occurred in the United States, we cannot control the business and labor practices of our manufacturers. We also could suffer negative publicity or be sued. In addition, if such negative publicity affected one of our customers, it could result in the loss of business for us and materially adversely affect our business.

Risks Related to this Offering and Our Ordinary Shares

No market currently exists for our ordinary shares, and an active trading market for our ordinary shares may not develop.

      Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NASDAQ Global Select Market or otherwise or how liquid that market might become. The initial public offering price for our ordinary shares is or will be determined by negotiations among us, our principal shareholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our ordinary shares in the public market could cause our share price to fall.

      Sales of our ordinary shares in the public market after this offering, or the perception that such sales might occur, could cause the market price of our ordinary shares to decline. These sales, or the possibility that sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon consummation of this offering, we will have 21,304,307 ordinary shares outstanding. In general, the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act. In addition, of the 9,304,307 remaining outstanding ordinary shares, no shares will be available for sale immediately upon the consummation of this offering. However, all 9,304,307 shares will be available for sale 180 days after the consummation of this offering following the expiration of lock-up agreements the underwriters have entered into with our shareholders, described below, and subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

      After consummation of this offering, our principal shareholder or entities controlled by it or its permitted transferees will be entitled to certain rights with respect to the registration of 9,087,287 shares under the Securities Act. Our principal shareholder has, pursuant to the lock-up agreements described below, agreed not to exercise its rights until 180 days following the date of this prospectus without the prior written consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters. In addition, our principal shareholder or entities controlled by it or its permitted transferees will, subject to these lock-up agreements, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our principal shareholder, the affiliated entities controlled by it or its respective permitted transferees were to exercise their registration rights and/or sell a large number of their shares in a short period of time, the market price of our ordinary shares could decline significantly.

      We, the selling shareholders, our directors and executive officers have agreed to a lock-up period, meaning that they and their permitted transferees may not sell any of their shares without the prior consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus. These lock-up agreements will restrict us, the selling shareholders and our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of 180 days after the date of this prospectus without the prior consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters. Although we have been advised that there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Shares Eligible for Future Sale.”

      In the future, we may issue our securities in connection with investments and acquisitions. The amount of ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding ordinary shares and could significantly dilute your ownership.

If our share price fluctuates after this offering, you could lose a significant part of your investment.

      The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including those described above under “—Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our company after this offering or changes in financial estimates by analysts;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	future sales of our ordinary shares; and

•	investor perception of us and our industry.

      As a result of these factors, you may not be able to resell your ordinary shares at or above the initial offering price. Even factors that do not specifically relate to our company may materially reduce the market price of our ordinary shares, regardless of our operating performance.

We will incur significant expenses as a result of being a public company.

      We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, which we refer to as SOX, as well as related rules subsequently implemented by the SEC and NASDAQ Global Select Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase significantly our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we are in the process of creating additional board committees and adopting policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We expect an increase of $1.0 million to $1.5 million per year in our general and administrative expenses due to the costs of being a public company. We also expect to incur additional costs of $1.5 million to $2.0 million in the aggregate through fiscal 2008 in order to comply with Section 404 of SOX. We also expect these new laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new laws, rules and regulations and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. The costs of compliance or our failure to comply with these laws, rules and regulations could materially adversely affect our reputation, financial condition, results of operations and the price of our ordinary shares.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report accurately our financial results. This could have a material adverse effect on our share price. In the past our U.K. subsidiary misreported financial information, which might have been avoided if better internal controls had been in place.

      Effective internal controls are necessary for us to provide accurate financial reports. We previously discovered a weakness in our internal controls. Specifically, in May 2005 we discovered that our U.K. subsidiary had misreported its operating results in its internal reporting package used to prepare our consolidated financial statements for the three months ended March 31, 2005. Promptly upon this discovery, we commenced an on-site internal financial investigation, corrected our March 31, 2005 quarterly results and recirculated our financial statements to our lenders. We also believe that prior U.K. management over-allocated certain products to customers to meet sales targets in fiscal 2003 and 2004. We do not believe the over-allocations were material, and accordingly concluded that the annual results of our U.K. subsidiary did not require adjustment. As a result of our investigation, we have taken corrective measures and implemented enhanced controls and internal reporting procedures, which are intended to ensure accurate financial reports. These corrective actions and enhancements included replacing the key members of our U.K. subsidiary’s management involved with this misreporting, requiring financial information for the U.K. subsidiary to be reported directly to us when generated, holding regular conference calls with our senior management in the United Kingdom during which financial results are reviewed, and including our U.K. subsidiary on our management information system, thereby providing us with direct access to that subsidiary’s internal financial and operational information on a real-time basis. These enhanced procedures are intended to permit us to prepare our financial statements promptly and accurately.

      We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of SOX and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the deadline for those reports.

      There can be no assurance that we will maintain adequate controls over our financial processes and reporting in the future or that those controls will be adequate in all cases to uncover inaccurate or misleading financial information that could be reported by members of management. If our controls failed to identify any misreporting of financial information, or our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our shares could drop significantly.

As a new investor, you will experience immediate and substantial dilution in net tangible book value of your shares.

      The initial public offering price of our ordinary shares in this offering is considerably more than the net tangible book value per ordinary share. Given that our ordinary shares have in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $18.72 per ordinary share in net tangible book value. The exercise of outstanding options may result in further dilution. See “Dilution” for more information.

We currently do not intend to pay dividends on our ordinary shares and consequently your only opportunity to achieve a return on your investment is if the price of our ordinary shares appreciates.

      We currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our credit facility restricts our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our ordinary shares appreciates and you sell your ordinary shares at a profit.

A significant shareholder exerts significant control over the direction of our business. This concentrated ownership of our ordinary shares could prevent you and other shareholders from influencing significant corporate decisions.

      Following consummation of this offering, BHNA and its affiliates will own 42.7% of our outstanding ordinary shares, which represents 42.7% of the total voting power of our voting stock, or 34.2% of the total voting power of our voting stock if the underwriters exercise their over-allotment option in full. As a result, BHNA, or its affiliates, have the ability to exert significant control over matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

      The interests of BHNA, or entities controlled by it, may not coincide with the interests of other holders of our ordinary shares. In addition, you will not be able to prevent BHNA, or entities controlled by it, from selling shares, including all of the ordinary shares it holds. For example, BHNA, or entities controlled by it, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding ordinary shares or sell revenue-generating assets. BHNA, or entities controlled by it, may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as BHNA, or entities controlled by it, continue to own a substantial number of ordinary shares, BHNA, or entities controlled by it, will effectively control all our corporate decisions.

Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would if they were shareholders of a corporation incorporated in another jurisdiction.

      Our corporate affairs are governed the BVI Business Companies Act, 2004 (British Virgin Islands) and by our Memorandum and Articles of Association. The rights of our shareholders under BVI law are governed by the laws of the BVI and English common law. The interpretation of these laws, in particular the Business Companies Act adopted in 2004, is not as clearly established and developed as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or principal shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States.

      In addition, BVI law permits our board of directors to refuse to permit a shareholder to review, copy or inspect certain documents including the list of shareholders or directors or minutes and resolutions of shareholders, if our board believes it would be contrary to our interest to allow review, copy or inspection. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Furthermore, BVI law only allows a minority shareholder to bring a derivative action on behalf of the company with a court’s permission. As a result, it may be more difficult to bring derivative actions under BVI law than under state law in the United States to protect your interests in the face of actions by our management, directors or principal shareholder.

      Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to enforce judgments against us than it would if they were shareholders of a corporation incorporated in another jurisdiction.

      Judgments obtained in the courts of any state within the U.S. generally will be recognized and enforced by courts in the BVI except for judgments regarding penalties, fines, taxes or other fiscal or revenue obligations of ours, if these judgments are final, for a liquidated sum, were not obtained in a fraudulent manner and are not of a kind the enforcement of which is contrary to BVI public policy. There is some doubt as to whether the courts of the BVI would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S., or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in the BVI that the U.S. and the BVI do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities law, would not automatically be enforceable in the BVI.

      As outlined above, there are grounds upon which a BVI court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under BVI courts as contrary to public policy in the BVI. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets. Further, no claim may be brought in the BVI by or against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI; however, a BVI court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law.

Our Memorandum and Articles of Association contain anti-takeover provisions which may discourage attempts by other companies to acquire or merge with us and which could reduce the market value of our ordinary shares.

      Provisions of our Memorandum and Articles of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our ordinary shares. Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us. These provisions include:

•	the authorization of our board of directors to issue further classes of shares, including preference shares, with those rights and preferences set forth in our Memorandum of Association, without the specific approval of the holders of ordinary shares;

•	the prohibition of action by the written consent of the shareholders;

•	the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings; and

•	the requirement that the holders of two-thirds of the outstanding shares entitled to vote at a meeting are required to approve changes to specific provisions of our Memorandum and Articles of Association including those provisions described above and others which are designed to discourage non-negotiated takeover attempts.

      In addition, our Memorandum and Articles of Association permit special meetings of the shareholders to be called only by our Chief Executive Officer or our board of directors upon request by a majority of our directors or the written request of holders of more than 30% of our outstanding voting securities. Provisions of our Memorandum and Articles of Association could impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Our anti-takeover provisions are more fully described under the heading “Description of Share Capital— Certain Anti-Takeover Matters.”

Our board of directors may issue further classes of shares, including preference shares, with those rights and preferences set forth in our Memorandum of Association, without the specific approval of the holders of ordinary shares.

      Our board of directors may issue further classes of shares, including preference shares, with those rights and preferences set forth in our Memorandum of Association, without the specific approval of the holders of ordinary shares. The issuance of preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interest, our board of directors could cause preference shares to be authorized and issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grants our board of directors broad power to further amend the Memorandum and Articles of Association to establish the rights and preferences of further classes of shares, including preference shares. The issuance of such further classes of shares, including preference shares, pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you. In addition, the issuance of further classes of shares could adversely affect your rights, including voting rights in the event a particular class of preference shares is given a disproportionately large number of votes per ordinary share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections, as the case may be, and as such involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “will,” “would,” “could” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance, and involve risks, uncertainties and assumptions which are difficult to predict. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make.

      We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from any forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

      Except as required under the federal securities laws and the rules and regulations of the SEC, we do not assume any obligation to update or revise any forward-looking statements after we distribute this prospectus, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

      We will receive approximately $97.2 million in net proceeds from our sale of 6,666,667 ordinary shares in this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from ordinary shares sold by the selling shareholders.

      We intend to use approximately $50.0 million to repay in full the amount outstanding under our second lien term loan, approximately $44.2 million to repay a portion of the amount outstanding under our first lien term loan and approximately $3.0 million to repay in full the amount outstanding under our revolving credit facility.

      As of June 30, 2007, we had outstanding indebtedness of $166.8 million under the first lien term loan and $50.0 million under the second lien term loan. As of June 30, 2007, we had $9.0 million outstanding under our revolving credit facility. The first lien term loan amortizes in quarterly installments of approximately $1.7 million due on each of September 30 and December 31, 2007, approximately $2.1 million due on each of March 31, June 30, September 30 and December 31, 2008, approximately $3.0 million due on each of March 31, June 30, September 30 and December 31, 2009, 2010 and 2011 and March 31, June 30 and September 30, 2012, with the final installment due on December 9, 2012 in an amount necessary to repay in full the then unpaid principal amount of the first lien term loan (which, after giving effect to the use of net proceeds from this offering, if we do not make any prepayments in the future, will be equal to $78.0 million). The second lien term loan matures on December 9, 2013. Currently, the interest rate on the first lien term loan is equal to LIBOR plus 4.00% (9.4% as of June 30, 2007), the interest rate on the second lien term loan is equal to LIBOR plus 7.75% (13.1% as of June 30, 2007) and the interest rate on the revolving credit facility is equal to the prime rate plus 3.00% (11.25% as of June 30, 2007). The borrowings under both the first lien term loan and second lien term loan were used to refinance our then-existing indebtedness of $98.0 million and pay a $99.1 million dividend to our shareholders. The borrowings under our revolving credit facility were used for general corporate purposes.

DIVIDEND POLICY

      Other than a $99.1 million dividend we paid to our shareholders in connection with the December 2005 refinancing, in which we entered into a new $215.0 million secured credit facility (the “2005 Refinancing”), we have never declared or paid cash dividends on our ordinary shares and do not intend to pay cash dividends to our shareholders in the foreseeable future. We currently intend to retain our future earnings, if any, for the development of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions and covenants, capital requirements, business prospects and other factors our board of directors may deem relevant. For a description of restrictions on payments of dividends under our credit facility, see “Description of Credit Facility.”

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis, without any adjustments to reflect subsequent or anticipated events; and

•	on an adjusted basis to reflect:

•	the receipt by us of net proceeds of $97.2 million from the sale of 6,666,667 ordinary shares offered by us in this offering, after deducting estimated underwriting discounts and commission and offering expenses payable by us; and

•	the payment by us of $50.0 million to repay in full the amount outstanding under our second lien term loan, $44.2 million to repay a portion of the amount outstanding under our first lien term loan and $3.0 million to repay in full the amount outstanding under our revolving credit facility to our financial lenders as described under “Use of Proceeds.”

      You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus. Please see “Use of Proceeds” for more information about our use of the net proceeds from this offering.

	As of June 30, 2007

	Actual	As Adjusted

	(in thousands)

	(Unaudited)
Long term obligations, including current maturities	$226,594	$129,394
Ordinary shares, no par value; 101,000,000 ordinary shares authorized; 15,267,793 ordinary shares issued (actual); 14,637,640 ordinary shares outstanding (actual); 101,000,000 ordinary shares authorized (as adjusted); 21,304,307 ordinary shares issued and outstanding (as adjusted) (1)	—	—
Additional paid-in capital	1,854	95,599
Accumulated other comprehensive income	887	887
Accumulated deficit	(78,568)	(78,568)
Treasury shares, at cost, 630,151 shares at June 30, 2007	(2,513)	(2,513)

Total shareholders’ equity (deficit); 21,304,307 ordinary shares, as adjusted	(78,340)	15,405

Total capitalization	$148,254	$144,799

(1)	Excludes (i) 1,031,276 ordinary shares issuable upon the exercise of options granted pursuant to our 2004 Key Executive Stock Option Plan and outstanding as of October 1, 2007 and having a weighted average exercise price of $9.37 per share; and (ii) 3,000,000 ordinary shares reserved for issuance under our 2007 Incentive Compensation Plan, including options to purchase approximately 800,000 ordinary shares at this offering price being granted to certain members of our management prior to the consummation of this offering. Shares authorized and outstanding give effect to the increase in authorized shares and the share split that was effected on October 18, 2007.

DILUTION

      If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the net tangible book value per ordinary share immediately after this offering.

      Net tangible book value per ordinary share represents the amount of our shareholders’ equity, less intangible assets, divided by the number of our ordinary shares outstanding. As of June 30, 2007, we had a net tangible book value of approximately $(151.7) million.

      Assuming (i) the sale by us of 6,666,667 ordinary shares in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of the net proceeds of this offering as discussed in “Use of Proceeds,” our as adjusted net tangible book value as of June 30, 2007, would have been $(57.9) million, or $(2.72) per ordinary share. This represents an immediate increase in pro forma net tangible book value of $7.64 per ordinary share to our existing shareholders and an immediate dilution of $18.72 per ordinary share to the new investors purchasing shares in this offering. The following table illustrates this per ordinary share dilution:

Initial public offering price per ordinary share	$16.00
Net tangible book value per ordinary share as of June 30, 2007	$(10.36)
Increase in as adjusted net tangible book value per ordinary share attributable to this offering	$7.64
As adjusted net tangible book value per ordinary share after giving effect to this offering	$(2.72)
Dilution per ordinary share to new investors	$18.72

      As of June 30, 2007, there were outstanding options to purchase a total of 1,031,276 ordinary shares at a weighted average exercise price of $9.37 per ordinary share. Prior to the consummation of this offering, we intend to grant options to purchase approximately 800,000 ordinary shares at the offering price to approximately 25 members of management under our 2007 Incentive Compensation Plan, which is described under “Management— 2007 Incentive Compensation Plan.” To the extent these options are exercised, there will be an increase of net tangible book value of $1.19 per ordinary share. See “Management.”

      The following table sets forth on an as adjusted basis, as of June 30, 2007, the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid to us for the ordinary shares owned by existing holders of ordinary shares and to be paid to us by new investors purchasing ordinary shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

					Average
	Ordinary Shares Purchased		Total Consideration		Consideration

	Number(1)	Percent(2)	Amount	Percent	Per ordinary share

Existing Investors	14,637,640	68.7%	$12,862,680	10.8%	$0.88

New Investors	6,666,667	31.3%	$106,666,672	89.2%	$16.00

Total	21,304,307	100.0%	$119,529,352	100.0%

(1)	Does not include outstanding employee options to purchase 1,031,276 ordinary shares at a weighted average exercise price of $9.37 per ordinary share.

(2)	If the underwriters exercise their over-allotment option in full, our existing shareholders would own 35.2% and our new investors would own 64.8% of the total number of our ordinary shares outstanding after this offering.

SELECTED HISTORICAL FINANCIAL DATA

      The following table sets forth selected financial information for fiscal 2002, 2003, 2004, 2005 and 2006, as well as for the six months ended July 1, 2006 and June 30, 2007. Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2006, which ended on December 30, 2006, fiscal 2005, which ended on December 31, 2005, fiscal 2003, which ended on December 27, 2003, and fiscal 2002, which ended on December 28, 2002, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. We have derived the consolidated statement of operations data for fiscal 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and December 30, 2006 from our audited financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. We have derived the consolidated statement of operations data for fiscal 2002 and fiscal 2003 and the consolidated balance sheet data as of December 29, 2002, December 27, 2003 and January 1, 2005 from audited financial statements which are not included in this prospectus. We have derived the consolidated statement of operations data and other data for the six months ended July 1, 2006 and June 30, 2007, and the consolidated balance sheet data as of June 30, 2007, from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for these periods.

      The selected historical financial data for fiscal 2002, our consolidated financial statements for fiscal 2003, as well as the first nine months of fiscal 2004, reflect the financial position and results of operations of AAi.FosterGrant, Inc. only. Our consolidated financial statements have included the effect of our acquisition of Magnivision as of and for the period beginning on October 1, 2004, the date of acquisition.

      Our historical results for any prior period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information together with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended					Six Months Ended

	December 28,	December 27,	January 1,	December 31,	December 30,	July 1,	June 30,
	2002	2003	2005	2005	2006	2006	2007

						(Unaudited)

	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales:	$116,101	$120,042	$136,691	$189,881	$209,208	$96,489	$123,763
Cost of goods sold	63,845	69,254	74,800	90,567	104,932	48,166	58,125

Gross profit	52,256	50,788	61,891	99,314	104,276	48,323	65,638
Operating expenses:
Selling expenses	29,282	30,964	36,384	47,179	55,466	26,659	36,664
General and administrative expenses	17,697	16,909	21,038	28,205	17,918	9,899	10,036
Amortization of acquired intangibles	—	—	1,285	9,276	7,597	3,799	3,086
Legal settlement (1)	—	—	3,000	—	—	—	—
Abandoned lease charge(2)	—	—	—	—	—	—	1,865

Operating income	5,277	2,915	184	14,654	23,295	7,966	13,987
Other income (expense)
Interest expense	(2,339)	(1,554)	(3,784)	(12,472)	(21,951)	(10,342)	(11,335)
Other income (expense), net	(222)	(147)	28	(72)	154	21	124
Gain on sale of equity investment in joint venture (3)	—	2,166	—	—	—	—	—

Income (loss) before income taxes	2,716	3,380	(3,572)	2,110	1,498	(2,355)	2,776
Income tax expense (benefit)	770	997	2,960	4,031	4,245	1,889	(866)

Income (loss) before minority interest	1,946	2,383	(6,532)	(1,921)	(2,747)	(4,244)	3,642
Minority interest	—	53	179	351	233	24	225

Income (loss) before extraordinary item	1,946	2,330	(6,711)	(2,272)	(2,980)	(4,268)	3,417
Extraordinary gain on early extinguishment of debt (4)	30,809	—	—	—	—	—	—

Net income (loss)	$32,755	$2,330	$(6,711)	$(2,272)	$(2,980)	$(4,268)	$3,417

Basic earnings (loss) per share(5)	$35.78	$0.39	$(0.46)	$(0.16)	$(0.20)	$(0.29)	$0.23
Basic weighted average shares outstanding	916	6,046	14,497	14,376	14,838	14,838	14,827
Diluted earnings (loss) per share(6)	$33.82	$0.37	$(0.46)	$(0.16)	$(0.20)	$(0.29)	$0.23
Diluted weighted average shares outstanding	969	6,299	14,497	14,376	14,838	14,838	14,926
Other Data:
Net cash provided by (used in):
Operating activities	$9,111	$7,829	$18,239	$18,404	$(903)	$(5,978)	$(9,486)
Investing activities	(7,364)	(6,082)	(89,554)	(8,801)	(13,948)	(4,773)	(7,938)
Financing activities	(2,494)	1,323	73,079	(2,478)	11,105	8,281	12,929
Capital expenditures	$7,364	$6,331	$7,385	$8,969	$10,948	$4,773	$7,938

	As of

	December 28,	December 27,	January 1,	December 31,	December 30,	June 30,
	2002	2003	2005	2005	2006	2007

	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Current assets	$51,292	$60,446	$71,251	$92,498	$119,053	$118,819
Current liabilities	57,765	53,509	48,011	63,828	93,286	73,097
Property, plant and equipment, net	15,903	13,375	19,176	18,770	18,467	20,229
Total assets	81,360	87,226	188,160	201,158	221,038	222,647
Total debt, including current maturities	25,029	22,555	99,741	202,340	213,583	226,594
Total shareholders’ equity (deficit)	19,379	27,117	20,834	(81,264)	(82,229)	(78,340)

(1)	Represents our portion of a patent infringement litigation settlement entered into in February 2005 in connection with an action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which family retained the rights to the litigation and any litigation proceeds) against an entity that is now a subsidiary of ours relating to the use of certain display devices for eyeglasses.

(2)	Represents an additional charge incurred as a result of the continued vacancy at our Miramar, Florida facility. We assumed the lease on this facility in connection with the Magnivision acquisition during fiscal 2004. See “Management Discussion & Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results.”

(3)	Represents realized gain on sale of equity investment in Hong Kong joint venture to the majority equity partner, including the release from a guarantee of bank debt related to the Hong Kong joint venture.

(4)	Represents the non-cash gain realized from an equity restructuring in the form of a debt-for-equity swap whereby our then public bondholders became equity holders. The gain realized was the difference between the carrying value of the debt and the actual equity value provided in the exchange.

(5)	Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares outstanding during the period.

(6)	Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase ordinary shares at the average market price during the period. Potential ordinary shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., anti-dilutive) are excluded from the computation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our consolidated historical financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and those included in other portions of this prospectus. Our fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2006, which ended on December 30, 2006, and fiscal 2005, which ended on December 31, 2005, each included 52 weeks. Fiscal 2004, which ended on January 1, 2005, included 53 weeks. All references to 2006, 2005 and 2004 relate to these fiscal years.

Overview

      We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant and Magnivision. Our FosterGrant brand is a domestic market leader in the popular priced sunglasses market (less than $50). We believe that our share of this market is approximately 20%. Our FosterGrant and Magnivision brands, with a combined 39% share, are leaders in the domestic non-prescription reading glasses market. We also sell costume jewelry principally to major mass merchandisers, thereby extending our product penetration with key customers. Our company-owned portfolio also includes the Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point (generally $50-$170). In addition, we sell a line of prescription frames, which we introduced in 2004 to supplement our product line and leverage our FosterGrant brand. We also market both popular priced and premium eyewear under nationally-recognized licensed brands including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.

      On October 1, 2004, we acquired Magnivision and, subsequently, successfully integrated it into our operations. Prior to our acquisition, Magnivision generated $46.7 million of net sales during the nine months ended September 30, 2004. After our acquisition, Magnivision generated $16.6 million of net sales during the three months ended January 1, 2005, which are included in our results of operations. Since we acquired the Anarchy, Angel and Gargoyles brands in December 2003, we have also introduced new products in all of our segments, expanded our distribution network, reduced our costs and strengthened our management team.

      We have significantly increased our net sales through organic growth from $189.9 million in fiscal 2005 to $209.2 million in fiscal 2006. During that period, our operating income increased from $14.7 million to $23.3 million, largely as a result of increased net sales, while our net loss increased from $2.3 million to $3.0 million, largely as a result of increased interest expense incurred in connection with our 2005 Refinancing.

How We Operate and Assess Our Performance

      We operate primarily in the eyewear and costume jewelry markets. Our four reportable segments are: (i) non-prescription reading glasses, (ii) sunglasses and prescription frames, (iii) costume jewelry and (iv) international. These segments have been determined based upon the nature of the products offered and availability of discrete financial information, and are consistent with the way we organize and evaluate financial information internally for the purposes of making operating decisions and assessing performance. The non-prescription reading glasses, sunglasses and prescription frames and costume jewelry segments represent sales of these product lines in the United States. The international segment sells similar product lines outside the United States. For the financial periods presented in this prospectus, sales of our prescription frames were not material to our results of operations and such sales constituted only a de minimis amount of our international sales.

      We consider a variety of measures in assessing the performance of our business. The key measures that we consider are:

•	Net Sales. Net sales represent gross shipments to our customers less provisions and charges for product returns, markdowns, damages and contractual allowances.

We closely monitor sales levels and have the ability to access information and reports regarding our products directly from our major customers. Continued sales growth will depend primarily on our ability to increase our brand awareness, cross-sell products with existing customers, develop additional product lines, broaden our distribution channels and further expand into existing distribution channels.

•	Product Returns, Markdowns and Contractual Allowances. Product returns, markdowns and contractual allowances (which include product placement fees, cooperative advertising, volume rebates and other discounts) are a key component of our profitability, which we continually assess based on information and reports regarding products sold by our customers to consumers. See “—Critical Accounting Policies— Product Returns, Markdowns and Contractual Allowances.”

Prior to entering into a new customer contract, or renewing an existing customer contract, we engage in extensive analysis to determine the appropriate level of contractual allowances to be offered based on the projected profitability of the program. As a percentage of our gross product shipments, our product returns, markdowns and contractual allowances were 24.3%, 25.6% and 26.2% in fiscal 2004, fiscal 2005 and fiscal 2006, respectively, and 26.0% and 26.6% in the six months ended July 1, 2006 and June 30, 2007, respectively. Variations are largely the result of product return provision activity and new or renewed contracts entered into within a particular year which include various contractual allowances.

•	Gross Margin. Gross margin equals gross profit as a percentage of net sales. Gross profit equals net sales minus cost of goods sold. The primary components of cost of goods sold are product cost, packaging and inbound freight and duty expenses from our manufacturers to our distribution center. We purchase our products from our contract manufacturers in Asia as finished goods. Cost of goods sold also includes the cost of warehousing, labor and overhead related to receiving our products, royalties on licensed brands paid to our licensors, costs of disposable display fixtures and a provision for excess and obsolete inventory.

We generally assess our gross margin by product line and major customer by analyzing provisions and charges for product returns, markdowns, contractual allowances and cost of goods sold on a per product and per customer basis.

•	Selling Expenses. Selling expenses principally include compensation and related expenses for our sales, merchandising, marketing (including advertising) and field service functions. They also include outbound freight and shipping related expenses, selling commissions and the depreciation related to permanent display fixtures.

In fiscal 2007, we plan to invest approximately 3% of our net sales in consumer marketing, primarily in support of the FosterGrant brand, as compared to 0.6% of our net sales in fiscal 2006. We anticipate increasing our brand marketing budget to 4% to 5% of our net sales over the next two to four years. While we expect our selling expenses, particularly our advertising and marketing expenses, to increase in absolute dollars, we expect these expenses to decline as a percentage of net sales if these programs are successful.

•	General and Administrative Expenses. General and administrative expenses include all corporate and administrative functions that support our operations, such as administrative payroll and related occupancy and professional services, as well as the annual management fee that we have paid to BHNA under a management services agreement, which will terminate prior to the consummation of this offering. In fiscal 2005, general and administrative expenses also reflect a $1.8 million stock-based compensation charge incurred in connection with our acceleration of the vesting of all of the then outstanding event-based options in order for certain members of management to participate in a dividend declared in December 2005. In fiscal 2006, general and administrative expenses also reflect legal, accounting, insurance and other expenses incurred in connection with our preparation for becoming a public company.

While we expect our general and administrative expenses to increase in absolute dollars, we expect these expenses to decline as a percentage of net sales as we leverage our fixed costs. In addition, we expect an increase of $1.0 million to $1.5 million per year due to the costs of being a public company. We also expect to incur additional costs of $1.5 million to $2.0 million in the aggregate through fiscal 2008 in order to comply with Section 404 of SOX.

•	Inventory Levels. We continually review and evaluate our internal inventory levels, and our merchant organization works with our customers to evaluate their inventory levels to anticipate and respond to changing performance trends and consumer preferences. If we overestimate consumer demand for a product, we attempt to shift this product into lower retail price point distribution channels.

Factors Affecting Our Results

Magnivision Acquisition

      On October 1, 2004, we acquired all of the outstanding common shares of Magnivision, Inc. from American Greetings Corporation. As a result of the Magnivision acquisition, our net sales have increased substantially for the periods since the acquisition, including the fourth quarter of fiscal 2004, all of fiscal 2005 and all of fiscal 2006.

      As of March 31, 2005, we had successfully consolidated the Magnivision offices, distribution center and operations into our Smithfield, Rhode Island facility. Through that date, we incurred $3.0 million of selling, general and administrative expenses associated with operating Magnivision’s Miramar, Florida facility. On March 31, 2005, we ceased operations at the Miramar facility. The Miramar facility lease terminates in April 2011. In connection with the Magnivision acquisition, we have recorded a liability in purchase accounting for lease payments due under the Miramar facility lease through June 30, 2007. In January 2007, we subleased approximately 103,000 square feet of the Miramar, Florida facility for the balance of the lease term. In addition, in September 2007 we subleased approximately 46,000 square feet of the Miramar, Florida facility through January 15, 2008. We have engaged a commercial real estate broker to assist in locating potential subtenants to sublease the rest of this facility. Based on continued consultations with the broker, a current assessment of the real estate market and the size of our facility, we now expect the remaining space in our facility to remain vacant through the end of fiscal 2007. As a result of the these factors, we reevaluated the leasing market, and adjusted our leasing strategy accordingly, during the second quarter of fiscal 2007 and recorded a $1.9 million charge representing the sum of (a) amounts payable under the lease for the Miramar facility through the end of 2007 related to the unoccupied portion of the building and (b) the excess of the rent payable for that facility thereafter over the amounts we anticipated receiving under a sublease. If we are unable to sublease the balance of the Miramar facility prior to the end of fiscal 2007, we will incur additional annual payments ranging from approximately

$0.6 to $0.7 million (representing the amounts we currently anticipate recouping through the sublease) until we are able to do so or the lease terminates.

      In connection with the Magnivision acquisition, we incurred a $1.2 million charge in fiscal 2004 and a $1.3 million charge in fiscal 2005 consisting primarily of integration costs and retention packages for key employees. Integration costs included third-party IT conversion consultants, third-party project management and moving costs for facility consolidation. We also capitalized intangible assets consisting of customer relationships, trademarks and patents of $58.1 million and goodwill amounting to $23.4 million. The customer relationships are being amortized on an accelerated basis and the patents are being amortized on a straight-line basis over their useful lives. Trademarks and goodwill have been deemed to have indefinite lives and are not amortized.

      We believe that our successful integration of Magnivision was in part due to our retention of Magnivision’s direct sales and service force. In connection with our integration of Magnivision, we eliminated duplicate headcount for corporate and operational functions, including warehousing, distribution, administration and field service management, some of whom we have subsequently re-hired.

Customer Contracts

      A majority of our eyewear sales are made pursuant to customer contracts. These contracts typically average three years or less in length, are either exclusive or non-exclusive with respect to the providing of our eyewear to a customer and are generally terminable by the customer prior to expiration only for non-performance by us. Upon commencement of a new customer contract, and renewal of an existing customer contract, we typically incur costs associated with providing new disposable and permanent display fixtures and payments of product placement allowances. Upon such commencement or renewal, we also experience a significant increase in revenue from the sale of eyewear to that customer to stock the new display fixtures. In the fourth quarter of fiscal 2006 and the first quarter of fiscal 2007, for example, initial stocking of display fixtures under a new non-prescription reading glasses contract that was awarded to us in the second half of fiscal 2006 significantly increased net sales, impacting the comparability of those quarters to other periods. After initial stocking, we generate sales by reorders for product replenishment, which are typically at lower levels than at the commencement of the contract. In the case of a new contract, we may be required to issue credits to the customer equal to the customer’s cost of the existing eyewear inventory of the incumbent supplier at the customer’s retail locations and warehouses. Conversely, in the event that we are replaced as the eyewear supplier of a customer, the new supplier could be required to provide similar allowances for our inventory. For fiscal 2006 and the six months ended June 30, 2007, no single customer contract accounted for more than 13.0% and 8.6% of our net sales, respectively.

Foreign Currency Fluctuations

      We conduct operations in, and generate sales from, many areas of the world involving transactions denominated in a variety of currencies. For fiscal 2006 and the six months ended June 30, 2007, 13.8% and 17.0%, respectively, of our net sales were in currencies other than U.S. dollars. We are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our U.K., Canadian and Mexican subsidiaries.

Adoption of SFAS 123R, Share-Based Payment

      In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment

(“SFAS 123R”), which is a revision of Statement No. 123 as amended by No. 148, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123R supersedes APB Opinion No. 25. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires a public company to measure the cost of all share-based payments to employees, including grants of employee stock options, based on their fair value on the date of grant and to recognize this cost as compensation expense in its income statement over the requisite service period. Pro forma disclosure is no longer an alternative. In addition, the adoption of SFAS 123R requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements.

      As permitted by SFAS 123, until December 31, 2005, we accounted for share-based payments to employees using APB Opinion No. 25’s intrinsic value method. Effective January 1, 2006, we adopted SFAS 123R using the modified prospective method. This method requires us to apply the provisions of SFAS 123R to any awards that are unvested on the effective date and to any new awards. Under this method, we have not restated prior periods. Compensation cost for the unvested awards is recognized over the remaining requisite service period using the compensation cost calculated for our pro forma disclosures under SFAS 123, adjusted for estimated forfeitures. It is important to note that such pro forma disclosures are not necessarily indicative of the potential impact of recognizing compensation cost for share based payments under SFAS 123R in future periods. For fiscal 2006 and the six months ended June 30, 2007, we have recognized $1.5 million and $0.4 million, respectively, of stock-based compensation expense in accordance with SFAS 123R, of which we recorded $0.4 million and $0.1 million, respectively, in selling expenses and $1.1 million and $0.3 million, respectively, in general and administrative expenses.

Fluctuations of Results; Seasonality

      Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products, our effectiveness in managing our inventories and costs, the timing of the introduction of new products and weather patterns. Sunglasses orders in the United States are usually shipped initially in December while sunglasses orders in the United Kingdom are usually shipped initially in February and March. Replenishment sunglasses orders in both the United States and the United Kingdom are primarily shipped during the first half of the fiscal year as retailers build inventories for the spring and summer selling seasons. Costume jewelry is shipped primarily during the second half of the fiscal year as retailers build inventories for the holiday season. Sales of non-prescription reading glasses are generally uniform throughout the year. Although sales of our non-prescription reading glasses have, in part, offset the seasonality of sales of our costume jewelry and sunglasses product lines, our financial condition and results of operations are highly dependent on the shipping of product during the second half of the fiscal year.

	Quarterly Net Sales by Segment

	April 2,	July 2,	October 1,	December 31,	April 1,	July 1,	September 30,	December 30,	March 31,	June 30,
Segment	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007

	(in thousands)
	(Unaudited)
Non-prescription reading glasses	$21,031	$19,208	$19,777	$23,204	$17,046	$19,588	$21,616	$37,077	$27,575	$27,562
Sunglasses and prescription frames	8,885	12,062	4,178	17,723	11,068	16,822	6,158	22,677	16,840	19,670
Costume jewelry	4,334	8,337	12,761	8,919	7,089	6,855	8,990	5,273	5,973	5,062
International	8,378	10,275	5,861	4,948	9,876	8,145	5,927	5,001	10,761	10,320

Total	$42,628	$49,882	$42,577	$54,794	$45,079	$51,410	$42,691	$70,028	$61,149	$62,614

	Quarterly Net Sales by Segment as a Percentage of Total Quarterly Net Sales

	April 2,	July 2,	October 1,	December 31,	April 1,	July 1,	September 30,	December 30,	March 31,	June 30,
Segment	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007

	(Unaudited)
Non-prescription reading glasses	49.3%	38.5%	46.4%	42.4%	37.8%	38.1%	50.6%	52.9%	45.1%	44.0%
Sunglasses and prescription frames	20.8	24.2	9.8	32.3	24.6	32.7	14.4	32.5	27.5	31.4
Costume jewelry	10.2	16.7	30.0	16.3	15.7	13.3	21.1	7.5	9.8	8.1
International	19.7	20.6	13.8	9.0	21.9	15.9	13.9	7.1	17.6	16.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

2005 Refinancing

      In December 2005, we completed a refinancing of our debt. As part of this refinancing, we entered into a new senior secured credit facility that is comprised of a (i) $150.0 million first lien term loan, (ii) $50.0 million second lien term loan and (iii) $15.0 million first lien revolving credit facility, which includes a sublimit of $5.0 million for letters of credit. With the $200.0 million of proceeds from the first and second lien term loans, we applied (i) $98.0 million to refinance our existing debt, (ii) $99.1 million to fund a dividend to our shareholders and (iii) $2.0 million to pay a portion of the transaction fees. We anticipate a non-cash charge of approximately $1.4 million of deferred financing fees due to the application of the net proceeds of this offering to the repayment of borrowings under our credit facility (assuming this offering is consummated at the end of the third quarter of fiscal 2007). See “—Results of Operations— Fiscal 2006 Compared to Fiscal 2005.” On May 24, 2007, we entered into an amendment to our senior secured credit facility whereby we increased the first lien term loan by $20.0 million to $170.0 million.

Severance Payments

      The employment of three executives ended during fiscal 2005. We recorded severance charges totaling $2.3 million, which were recorded in general and administrative expenses in our results of operations. As of June 30, 2007, we had paid $2.0 million in severance to these former employees. The remaining $0.3 million is reflected in accrued expenses as of June 30, 2007 and is payable in equal monthly installments through October 2007.

Acceleration of Options

      In November 2005, our board of directors accelerated the vesting of all of the then outstanding event-based options in order for certain members of management to participate in the dividend declared in December 2005. Mr. Flynn exercised 202,136 options and Brian J. Lagarto, our former Chief Financial Officer, exercised 189,675 options, at an exercise price of $0.38 per option share. Mr. Flynn and Mr. Lagarto received a net dividend of approximately $1.8 million and $1.3 million, respectively. In connection with this modification, we recorded a $1.8 million stock-based compensation charge to represent the difference in intrinsic value of the options from date of grant to the acceleration date of these options. On June 22, 2007, we repurchased all 200,005 of our outstanding ordinary shares owned by Mr. Lagarto for $75,810 (based on a $0.38 per share redemption price as provided in our shareholders’ agreement).

Results of Operations

      The following table sets forth, for the periods indicated, selected statement of operations data and percentages of net sales:

	Fiscal Year Ended						Six Months Ended

	January 1,		December 31,		December 30,		July 1,		June 30,
	2005		2005		2006		2006		2007

							(Unaudited)

	(dollars in thousands)
Net sales	$136,691	100.0%	$189,881	100.0%	$209,208	100.0%	$96,489	100.0%	$123,763	100.0%
Cost of goods sold	74,800	54.7	90,567	47.7	104,932	50.2	48,166	49.9	58,125	47.0

Gross profit	61,891	45.3	99,314	52.3	104,276	49.8	48,323	50.1	65,638	53.0
Operating expenses:
Selling expenses	36,384	26.6	47,179	24.9	55,466	26.5	26,659	27.6	36,664	29.6
General and administrative expenses	21,038	15.4	28,205	14.8	17,918	8.6	9,899	10.3	10,036	8.1
Amortization of acquired intangibles	1,285	0.9	9,276	4.9	7,597	3.6	3,799	3.9	3,086	2.5
Legal settlement	3,000	2.2	—	—	—	—	—	—	—	—
Abandoned lease charge	—	—	—	—	—	—	—	—	1,865	1.5

Operating income	184	0.1	14,654	7.7	23,295	11.1	7,966	8.3	13,987	11.3
Other income (expense):
Interest expense	(3,784)	(2.8)	(12,472)	(6.6)	(21,951)	(10.5)	(10,342)	(10.7)	(11,335)	(9.2)
Other income (expense), net	28	—	(72)	—	154	0.1	21	—	124	0.1

Income (loss) before income taxes and minority interest	(3,572)	(2.6)	2,110	1.1	1,498	0.7	(2,355)	(2.4)	2,776	2.2
Income tax expense (benefit)	2,960	2.2	4,031	2.1	4,245	2.0	1,889	2.0	(866)	(0.7)

Income (loss) before minority interest	(6,532)	(4.8)	(1,921)	(1.0)	(2,747)	(1.3)	(4,244)	(4.4)	3,642	2.9
Minority interest	179	0.1	351	0.2	233	0.1	24	—	225	0.2

Net income (loss)	$(6,711)	(4.9)%	$(2,272)	(1.2)%	$(2,980)	(1.4)%	$(4,268)	(4.4)%	$3,417	2.8%

      The following tables set forth, for the periods indicated, each segment as a percentage of net sales and selected operating results data by segment.

	Fiscal Year Ended						Six Months Ended

	January 1,		December 31,		December 30,		July 1,		June 30,
Segment	2005		2005		2006		2006		2007

							(Unaudited)

	(dollars in thousands)
Non-prescription reading glasses	$37,340	27.3%	$83,220	43.8%	$95,327	45.6%	$36,634	38.0%	$55,137	44.6%
Sunglasses and prescription frames	41,413	30.3	42,848	22.6	56,725	27.1	27,890	28.9	36,510	29.5
Costume jewelry	27,650	20.2	34,351	18.1	28,207	13.5	13,944	14.4	11,035	8.9
International	30,288	22.2	29,462	15.5	28,949	13.8	18,021	18.7	21,081	17.0

Net sales	$136,691	100.0%	$189,881	100.0%	$209,208	100.0%	$96,489	100.0%	$123,763	100.0%

	Fiscal Year Ended						Six Months Ended

	January 1,		December 31,		December 30,		July 1,		June 30,
Segment	2005		2005		2006		2006		2007

							(Unaudited)

	(dollars in thousands)
Non-prescription reading glasses(1)
Net sales	$37,340	100.0%	$83,220	100.0%	$95,327	100.0%	$36,634	100.0%	$55,137	100.0%
Cost of goods sold	17,375	46.5	33,893	40.7	40,011	42.0	15,825	43.2	23,875	43.3

Gross profit	19,965	53.5	49,327	59.3	55,316	58.0	20,809	56.8	31,262	56.7
Sunglasses and prescription frames
Net sales	41,413	100.0	42,848	100.0	56,725	100.0%	27,890	100.0%	36,510	100.0%
Cost of goods sold	26,640	64.3	23,560	55.0	33,873	59.7	16,454	59.0	20,841	57.1

Gross profit	14,773	35.7	19,288	45.0	22,852	40.3	11,436	41.0	15,669	42.9
Costume jewelry
Net sales	27,650	100.0	34,351	100.0	28,207	100.0%	13,944	100.0%	11,035	100.0%
Cost of goods sold	19,371	70.1	22,377	65.1	18,585	65.9	9,442	67.7	6,032	54.7

Gross profit	8,279	29.9	11,974	34.9	9,622	34.1	4,502	32.3	5,003	45.3
International
Net sales	30,288	100.0	29,462	100.0	28,949	100.0%	18,021	100.0%	21,081	100.0%
Cost of goods sold	11,414	37.7	10,737	36.4	12,463	43.1	6,445	35.8	7,377	35.0

Gross profit	18,874	62.3	18,725	63.6	16,486	56.9	11,576	64.2	13,704	65.0

(1)	We completed the acquisition of Magnivision on October 1, 2004.

Six Months Ended June 30, 2007 Compared to Six Months Ended July 1, 2006

      Net Sales. Net sales increased by $27.3 million, or 28.3%, from $96.5 million in the six months ended July 1, 2006 to $123.8 million in the six months ended June 30, 2007.

      In the non-prescription reading glasses segment, net sales increased by $18.5 million, or 50.5%, from $36.6 million in the six months ended July 1, 2006 to $55.1 million in the six months ended June 30, 2007. Of this increase, $10.0 million was attributable to a new non-prescription reading glasses contract with a major customer that was awarded to us in the second half of fiscal 2006 and $8.0 million was related to modular resets at two major customers during the second quarter of fiscal 2007.

      In the sunglasses and prescription frames segment, net sales increased by $8.6 million, or 30.9%, from $27.9 million in the six months ended July 1, 2006 to $36.5 million in the six months ended June 30, 2007. Of this increase, $3.8 million was the result of a new promotional program launched at a major customer during fiscal 2007 and $1.5 million was attributable to our being awarded a significant portion of a year-round sunglasses program of an existing customer. The remaining increase was the result of new program launches and promotional roll-outs and organic sales increases at other customers.

      In the costume jewelry segment, net sales decreased by $2.9 million, or 20.9%, from $13.9 million in the six months ended July 1, 2006 to $11.0 million in the six months ended June 30, 2007. This decrease was primarily due to the reduction of allocated retail space for our product and lower than anticipated re-orders of promotional programs at a major customer.

      In the international segment, net sales increased by $3.1 million, or 17.0%, from $18.0 million in the six months ended July 1, 2006 to $21.1 million in the six months ended June 30, 2007. The increase was primarily due to a non-prescription reading glasses roll-out launched during the second quarter of fiscal 2007 in the United Kingdom.

      Gross Profit. Gross profit increased by $17.3 million, or 35.8%, from $48.3 million in the six months ended July 1, 2006 to $65.6 million in the six months ended June 30, 2007. As a percentage of net sales, gross profit increased from 50.1% to 53.0% during the corresponding periods.

      In the non-prescription reading glasses segment, gross profit increased by $10.5 million, or 50.2%, from $20.8 million in the six months ended July 1, 2006 to $31.3 million in the six months ended June 30, 2007. As a percentage of net sales, gross profit decreased from 56.8% to 56.7% during the corresponding periods. The dollar increase in gross profit was primarily due to an increase in net sales.

      In the sunglasses and prescription frames segment, gross profit increased by $4.3 million, or 37.0%, from $11.4 million in the six months ended July 1, 2006 to $15.7 million in the six months ended June 30, 2007. As a percentage of net sales, gross profit increased from 41.0% to 42.9% during the corresponding periods. The dollar increase in gross profit was primarily due to the increase in net sales. The increase in gross profit as a percentage of net sales was primarily due to the shipment of opening price point products to a major customer, which carried higher gross margins during the six months ended June 30, 2007 as compared to the six months ended July 1, 2006.

      In the costume jewelry segment, gross profit increased by $0.5 million, or 11.1%, from $4.5 million in the six months ended July 1, 2006 to $5.0 million in the six months ended June 30, 2007. As a percentage of net sales, gross profit increased from 32.3% to 45.3% during the corresponding periods. The dollar increase in gross profit and increase in gross profit as a percentage of net sales were primarily due to a strategic change to a higher retail price point fashion program at a major customer.

      In the international segment, gross profit increased by $2.1 million, or 18.4%, from $11.6 million in the six months ended July 1, 2006 to $13.7 million in the six months ended June 30, 2007. As a percentage of net sales, gross profit increased from 64.2% to 65.0% in the corresponding periods. The dollar increase in gross profit was primarily due to the increase in net sales. The increase in gross profit as a percentage of net sales resulted from favorable sales mix.

      Selling Expenses. Selling expenses increased by $10.0 million, or 37.5%, from $26.7 million in the six months ended July 1, 2006 to $36.7 million in the six months ended June 30, 2007. As a percentage of net sales, selling expenses increased from 27.2% to 29.6% in the corresponding periods. The increase in selling expenses was due to $4.5 million of expenses in connection with our FosterGrant television and advertising campaign launched at the end of the first quarter of 2007; higher field service costs of $2.1 million as a result of increased volume and a dedicated investment towards our field service management; higher personnel costs of $1.3 million and higher freight charges of $0.9 million due to higher fuel costs and a greater number of direct-to-store shipments.

      General and Administrative Expenses. General and administrative expenses increased by $0.1 million, or 1.4%, from $9.9 million in the six months ended July 1, 2006 to $10.0 million in the six months ended June 30, 2007. This increase was primarily the result of higher personnel costs, medical expenses and recruiting expenses resulting from an increase in the number of our employees offset by lower stock compensation charges. As a percentage of net sales, general and administrative expenses decreased from 10.3% to 8.1% in the corresponding periods. This decrease was primarily the result of higher net sales during the first half of fiscal 2007.

      Amortization of Acquired Intangibles. Amortization of acquired intangibles decreased by $0.7 million, or 18.8%, from $3.8 million in the six months ended July 1, 2006 to $3.1 million in the six months ended June 30, 2007. This decrease was primarily due to certain intangible assets associated with the acquisition of Magnivision being amortized on an accelerated basis over their economic lives.

      Interest Expense. Interest expense increased $1.0 million, or 9.6%, from $10.3 million in the six months ended July 1, 2006 to $11.3 million in the six months ended June 30, 2007. This increase was primarily due to higher borrowings as a result of the $20.0 million increase of our first lien term loan to fund increased capital expenditures and inventory purchases during the six months ended June 30, 2007 as compared to the six months ended July 1, 2006.

      Income Taxes. Provision for income taxes was a benefit of $0.9 million in the six months ended June 30, 2007, compared to a charge of $1.9 million in the six months ended July 1, 2006. This tax benefit resulted primarily from our release of a portion of the $4.5 million valuation allowance we had previously recorded against U.S. deferred tax assets. We recorded that allowance in prior periods based on our determination at the time that it was more likely than not that our U.S. deferred tax assets would not be realized (primarily due to cumulative losses in the periods preceding recording of the allowance). In the second quarter of fiscal 2007, however, based upon our improved operating results in the U.S. and our assessment of expected future results in the U.S., we determined that it was more likely than not that a substantial portion of our U.S. deferred tax assets would be realized and released most of our valuation allowance, recognizing an income tax benefit of $1.7 million. This benefit was partially offset by a $0.6 million income tax charge resulting from the amalgamation of our Canadian operations.

      Net Income (Loss). For the reasons described above, our net income (loss) increased by $7.7 million, or 180.1%, from a loss of $4.3 million during the six months ended July 1, 2006 to income of $3.4 million for the six months ended June 30, 2007.

Fiscal 2006 Compared to Fiscal 2005

      Net Sales. Net sales increased by $19.3 million, or 10.2%, from $189.9 million in fiscal 2005 to $209.2 million in fiscal 2006.

      In the non-prescription reading glasses segment, net sales increased by $12.1 million, or 14.5%, from $83.2 million in fiscal 2005 to $95.3 million in fiscal 2006. Of this increase, $15.4 million was attributable to a new non-prescription reading glasses contract with a major customer that was awarded to us in fiscal 2006, which was partially offset by a planned reduction in shipments to another major customer in anticipation of a planned new program launch in the first quarter of fiscal 2007.

      In the sunglasses and prescription frames segment, net sales increased by $13.9 million, or 32.4%, from $42.8 million in fiscal 2005 to $56.7 million in fiscal 2006. Of this increase, $11.3 million was attributable to our being awarded a significant portion of a year round sunglasses program by, and obtaining more retail space at, a major customer and the non-recurrence in fiscal 2006 of an early inventory replenishment termination by a major customer that occurred in fiscal 2005.

      In the costume jewelry segment, net sales decreased by $6.1 million, or 17.9%, from $34.3 million in fiscal 2005 to $28.2 million in fiscal 2006. This decrease was primarily due to a back-to-school promotional program that shipped to a major customer in fiscal 2005 that was not repeated in fiscal 2006.

      In the international segment, net sales decreased by $0.6 million, or 1.7%, from $29.5 million in fiscal 2005 to $28.9 million in fiscal 2006. The decrease was primarily due to a $3.6 million charge for product return commitments made to a majority of our customers in the United Kingdom in order to implement a new merchandising strategy. This decrease was partially offset by a new program launched at two major customers in Canada and improved retail sales in Mexico.

      Gross Profit. Gross profit increased by $5.0 million, or 5.0%, from $99.3 million in fiscal 2005 to $104.3 million in fiscal 2006. As a percentage of net sales, gross profit decreased from 52.3% to 49.8% in the corresponding periods.

      In the non-prescription reading glasses segment, gross profit increased by $6.0 million, or 12.2%, from $49.3 million in fiscal 2005 to $55.3 million in fiscal 2006. As a percentage of net sales, gross profit decreased from 59.3% to 58.0% in fiscal 2006. The dollar increase in gross profit was due to an increase in net sales. The decrease in gross profit as a percentage of net sales was primarily due to an increase in sales at two major customers of lower margin styles during fiscal 2006 as compared to fiscal 2005.

      In the sunglasses and prescription frames segment, gross profit increased by $3.6 million, or 18.5%, from $19.3 million in fiscal 2005 to $22.9 million in fiscal 2006. As a percentage of net sales, gross profit decreased from 45.0% in fiscal 2005 to 40.3% in fiscal 2006. The dollar increase in gross profit was due to the increase in net sales. The decrease in gross profit as a percentage of net sales was primarily due to a higher percentage of sales coming from opening price point styles which carry lower gross margins during fiscal 2006 as compared to fiscal 2005.

      In the costume jewelry segment, gross profit decreased by $2.4 million, or 19.6%, from $12.0 million in fiscal 2005 to $9.6 million in fiscal 2006. As a percentage of net sales, gross profit decreased from 34.9% in fiscal 2005 to 34.1% in fiscal 2006. The dollar decrease in gross profit was due to a decrease in net sales in the costume jewelry segment as compared to fiscal 2005. This decrease in gross profit as a percentage of net sales was primarily due to a lower margin holiday box promotional program that represented a larger portion of net sales in fiscal 2006 as compared to fiscal 2005.

      In the international segment, gross profit decreased by $2.2 million, or 12.0%, from $18.7 million in fiscal 2005 to $16.5 million in fiscal 2006. As a percentage of net sales, gross profit decreased from 63.6% in fiscal 2005 to 56.9% in fiscal 2006. The dollar decrease in gross profit was a result of the $3.6 million charge in the United Kingdom described above. This decrease in gross profit as a percentage of net sales also resulted from an unfavorable sales mix weighted toward lower margin products.

      Selling Expenses. Selling expenses increased by $8.3 million, or 17.6%, from $47.2 million in fiscal 2005 to $55.5 million in fiscal 2006. As a percentage of net sales, selling expenses increased from 24.9% in fiscal 2005 to 26.5% in fiscal 2006. This increase in selling expenses was due to higher freight charges of $2.1 million related to higher fuel costs and a higher mix of direct to store shipments; higher field service costs of $2.4 million related to the setting of initial shipments of new sunglasses products and non-prescription reading glasses display updates at retail; and $0.4 million of stock-based compensation expense in accordance with our adoption of SFAS 123R. We also incurred additional depreciation expense of $2.4 million related to an increase of display fixtures related to new customer accounts awarded to us during fiscal 2006.

      General and Administrative Expenses. General and administrative expenses decreased by $10.3 million, or 36.5%, from $28.2 million in fiscal 2005 to $17.9 million in fiscal 2006. As a percentage of net sales, general and administrative expenses decreased from 14.8% in fiscal 2005 to 8.6% in fiscal 2006. The decrease relates to expenses that occurred in 2005 that did not recur in 2006. Among these expenses was a $2.3 million severance charge incurred in connection with the termination of three senior executives, $3.0 million in costs to conduct operations at Magnivision’s Florida facility, which has since been closed, $0.7 million of depreciation related to the Magnivision facility and $0.3 million in legal fees associated with patent infringement litigation, which has since been resolved. In addition, we incurred charges of $1.1 million in fiscal 2005 related to legal fees and other litigation settlements, charges of approximately $0.1 million relating to corporate renaming and $0.2 million incurred in connection with our search for, and hiring of, our Chief Executive Officer.

      Amortization of Acquired Intangibles. Amortization of acquired intangibles decreased by $1.7 million, or 18.1%, from $9.3 million in fiscal 2005 to $7.6 million in fiscal 2006. This decrease was due to certain intangible assets associated with the acquisition of Magnivision being amortized on an accelerated basis over their economic lives.

      Interest Expense. Interest expense increased $9.5 million, or 76.0%, from $12.5 million in fiscal 2005 to $22.0 million in fiscal 2006. This increase was primarily due to the full year impact of incremental debt incurred in December 2005 in connection with a dividend to shareholders and amounts outstanding under our line of credit, combined with higher interest rates on higher borrowings in fiscal 2006 as compared to fiscal 2005.

      Income Taxes. Income taxes increased by $0.2 million, or 5.3%, from $4.0 million in fiscal 2005 to $4.2 million in fiscal 2006. This increase was due to higher income in Canada for fiscal 2006 as compared to fiscal 2005.

      Net Loss. For the reasons described above, our net loss increased by $0.7 million, or 31.2%, from $2.3 million in fiscal 2005 to $3.0 million in fiscal 2006.

Fiscal 2005 Compared to Fiscal 2004

      Net Sales. Net sales increased by $53.2 million, or 38.9%, from $136.7 million in fiscal 2004 to $189.9 million in fiscal 2005.

      In the non-prescription reading glasses segment, net sales increased by $45.9 million, or 123.1%, from $37.3 million in fiscal 2004 to $83.2 million in fiscal 2005. This increase was primarily due to the full year impact of Magnivision being included in our results of operations (net sales of $69.2 million in fiscal 2005 compared to $16.6 million in fiscal 2004 from our October 1 acquisition date). The impact of the Magnivision acquisition was partially offset by a $3.7 million decrease in FosterGrant branded and private label non-prescription reading glasses sales resulting from the consolidation of the category into a single location at a major customer. The remaining decrease is primarily attributable to a sale to an off-price retailer in fiscal 2004 that did not recur in fiscal 2005.

      In the sunglasses and prescription frames segment, net sales increased by $1.4 million, or 3.4%, from $41.4 million in fiscal 2004 to $42.8 million in fiscal 2005. This increase was primarily due to the successful cross-selling of a core sunglasses program to an existing Magnivision customer ($3.9 million), an increase in net sales of our premium brand sunglasses ($0.9 million) and lower levels of product returns. The increase was partially offset by a significant customer ceasing replenishment orders for the entire product category early in the 2005 sunglasses season in anticipation of a major modular reset planned for 2006.

      In the costume jewelry segment, net sales increased by $6.7 million, or 24.2%, from $27.7 million in fiscal 2004 to $34.4 million in fiscal 2005. This increase was primarily the result of a strategic change to a higher retail price point fashion program at a major customer. This program change increased our selling prices thereby increasing our net sales. In addition, we were awarded two significant seasonal promotional programs by the same major customer.

      In the international segment, net sales decreased by $0.8 million, or 2.7%, from $30.3 million in fiscal 2004 to $29.5 million in fiscal 2005. This decrease was primarily due to a net sales decline in the United Kingdom of $5.7 million resulting from certain key customers deferring their sunglasses rollout programs until later in the season, thereby significantly reducing product replenishment orders. Additionally, certain key customers elected to reduce their non-prescription reading glasses inventories from prior levels, mainly to maximize inventory turns, thereby resulting in higher than anticipated product returns. This decrease was partially offset by a $4.3 million net sales increase in Canada ($2.9 million due to the Magnivision acquisition and $1.4 million attributable to higher net sales of FosterGrant non-prescription reading glasses and sunglasses) and a $0.5 million net sales increase in Mexico.

      Gross Profit. Gross profit increased by $37.4 million, or 60.5%, from $61.9 million in fiscal 2004 to $99.3 million in fiscal 2005. As a percentage of net sales, gross profit increased from 45.3% in fiscal 2004 to 52.3% in fiscal 2005. The increase in gross profit is primarily due to a full year of Magnivision operating results and a $4.7 million charge in fiscal 2004 relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business. Of this write-down, $1.1 million was attributable to the non-prescription reading glasses segment, $2.5 million was attributable to the sunglasses and prescription frames segment and $1.1 million was attributable to the costume jewelry segment.

      In the non-prescription reading glasses segment, gross profit increased by $29.3 million, or 146.5%, from $20.0 million in fiscal 2004 to $49.3 million in fiscal 2005. As a percentage of net sales, gross profit in the non-prescription reading glasses segment increased from 53.5% in fiscal 2004 to 59.3% in fiscal 2005. This increase was primarily due to a $30.9 million increase in gross profit due to the Magnivision acquisition and the portion of the above-mentioned 2004 inventory write-down that was attributable to this segment. This increase was partially offset by a $2.4 million decrease in gross profit resulting from the decrease in net sales of the FosterGrant non-prescription reading glasses discussed above. The improvement in gross margin resulted from a higher mix of Magnivision net sales (which had a positive impact on gross profit in fiscal 2005) partially offset by the shipment of an opening price point program with lower gross margins in fiscal 2005 (which had a negative impact on our gross margin in fiscal 2005).

      In the sunglasses and prescription frames segment, gross profit increased by $4.5 million, or 30.6%, from $14.8 million in fiscal 2004 to $19.3 million in fiscal 2005. As a percentage of net sales, gross profit in the sunglasses and prescription frames segment increased from 35.7% in fiscal 2004 to 45.0% in fiscal 2005. This increase was due to the portion of the inventory write down that was attributable to this segment, favorable product cost reductions negotiated with our suppliers and the shipment of an opening price point program to a major customer in fiscal 2004 that generated lower gross margins, which did not recur in fiscal 2005.

      In the costume jewelry segment, gross profit increased by $3.7 million, or 44.6%, from $8.3 million in fiscal 2004 to $12.0 million in fiscal 2005. As a percentage of net sales, gross profit in the costume jewelry segment increased from 29.9% in fiscal 2004 to 34.9% in fiscal 2005. This increase was due in part to the portion of the above-mentioned 2004 inventory write-down that was attributable to this segment. The remaining increase was primarily due to the increase in net sales as well as higher gross margin achieved due to a strategic change to a higher retail price point fashion program at a major customer.

      In the international segment, gross profit decreased by $0.2 million, or 0.8%, from $18.9 million in fiscal 2004 to $18.7 million in fiscal 2005. As a percentage of net sales, gross profit in the international segment increased from 62.3% in fiscal 2004 to 63.6% in fiscal 2005. This decrease was primarily due to the decline in net sales in the United Kingdom, which was partially offset by gross profit contributed by the Magnivision acquisition of $2.1 million and sales volume related increases of $0.7 million in each of our Canada and Mexico businesses.

      Selling Expenses. Selling expenses increased by $10.8 million, or 29.7%, from $36.4 million in fiscal 2004 to $47.2 million in fiscal 2005. As a percentage of net sales, selling expenses decreased from 26.6% in fiscal 2004 to 24.9% in fiscal 2005. The increase in selling expenses was primarily due to an $11.1 million increase in selling expenses resulting from the Magnivision acquisition, an investment in our premium sunglasses sales and marketing functions and an increase for marketing related expenditures relating to our non-prescription reading glasses segment. The increase in selling expenses was partially offset by $1.0 million in synergistic savings resulting from a decrease in the field service management of the combined Magnivision-FosterGrant organization.

      General and Administrative Expenses. General and administrative expenses increased by $7.2 million, or 34.3%, from $21.0 million in fiscal 2004 to $28.2 million in fiscal 2005. As a percentage of net sales, general and administrative expenses decreased from 15.4% in fiscal 2004 to 14.8% in fiscal 2005. This increase in general and administrative expenses was primarily due to $2.3 million in severance payable to three former senior executives and a $3.0 million charge related to interim operations at the Miramar facility prior to consolidating Magnivision’s operations into our Smithfield, Rhode Island facility. In addition, we incurred $1.4 million of expenses in connection with the settlement of two separate lawsuits and related legal fees as well as legal and registration fees incurred to register intellectual property. We also incurred a $1.8 million stock-based compensation charge in connection with our acceleration of the vesting of the then outstanding event-based options in order for certain members of management to participate in a dividend declared in December 2005. This increase was partially offset by a reduction of $1.4 million in fixed asset depreciation expense and other miscellaneous general and administrative expense reductions. In addition, general and administrative expenses included a management fee of $0.5 million in fiscal 2005 that we incurred under a management services agreement (which will be terminated prior to the consummation of this offering) compared to a management fee of $0.4 million incurred in fiscal 2004.

      Amortization of Acquired Intangibles. Amortization of acquired intangibles increased by $8.0 million from $1.3 million in fiscal 2004 to $9.3 million in fiscal 2005. The increase represents the full year impact of the amortization of the intangible assets purchased in connection with the Magnivision acquisition.

      Legal Settlement. In fiscal 2004, we incurred a $3.0 million charge related to a settlement of a patent infringement action.

      Interest Expense. Interest expense increased by $8.7 million from $3.8 million in fiscal 2004 to $12.5 million in fiscal 2005. This increase was primarily due to the full year impact of the debt incurred during October 2004 to finance the Magnivision acquisition. As a result of the refinancing in December 2005, we also incurred a non-cash charge of approximately $2.9 million due to the write-off of deferred financing fees related to the 2004 debt facility that was repaid.

      Income Taxes. Income tax expense increased by $1.0 million, or 36.2%, from $3.0 million in fiscal 2004 to $4.0 million in fiscal 2005. The increase is primarily due to the full year impact of the higher state tax provision resulting from the Magnivision acquisition.

      Net Loss. For the reasons described above, net loss decreased by $4.4 million, or 66.2%, from $6.7 million in fiscal 2004 to $2.3 million in fiscal 2005.

Non-GAAP discussion

      In addition to our results of operations presented in accordance with United States generally accepted accounting principles (GAAP) results, we also consider non-GAAP measures of our performance for a number of purposes. We use earnings before interest, taxes, depreciation and amortization (EBITDA) as a supplemental measure of our performance that is neither required by, nor presented in accordance with GAAP.

      EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA is not a measurement of our financial performance under GAAP and does not represent and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities or measure of our liquidity. We believe EBITDA facilitates company to company operating performance comparisons by adjusting for potential differences caused by variations in capital structures (affecting net interest expense), taxation (such as the impact of differences in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results. EBITDA is not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. In addition, EBITDA, as defined under our credit facility, is not calculated in the same manner as the EBITDA figures presented in this table. For a description of our credit facility, see “Description of Credit Facility.”

      EBITDA has limitations as an analytical tool, and should not be considered either in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements or any other capital expenditures or contractual commitments; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

      Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA as a supplemental measure to the GAAP measure. The following is a reconciliation of EBITDA to net loss, the most directly comparable GAAP performance measure:

	Fiscal Year Ended						Six Months Ended

	January 1,		December 31,		December 30,		July 1,		June 30,
	2005		2005		2006		2006		2007

							(Unaudited)

	(in thousands)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss)	$(6,711	)(1)	$(2,272	)(2)	$(2,980	)(3)	$(4,268	)(4)	$3,417	(5)
Interest expense, net	3,784		12,472		21,951		10,342		11,335
Income tax expense (benefit)	2,960		4,031		4,245		1,889		(866)
Depreciation and amortization	9,928		18,946		18,416		9,279		9,368

EBITDA	$9,961		$33,177		$41,632		$17,242		$23,254

(1)	Results in fiscal 2004 include a $4.7 million charge relating to a write-down of excess and obsolete inventory across all product lines as part of a corporate strategy to increase capacity at our distribution facility to accommodate the integration of the Magnivision business in fiscal 2004. The majority of this inventory was disposed of in fiscal 2005. Results in fiscal 2004 also include $1.2 million in Magnivision Integration Costs; $3.0 million in Litigation Settlement Costs; and $0.4 million in Management Fees.

(2)	Results in fiscal 2005 include $1.3 million for Magnivision Integration Costs; $3.0 million in expenses such as facility costs, payroll and related costs associated with the warehouse and administrative employees associated with the operation of Magnivision’s Miramar, Florida facility; $2.3 million in severance charges to three former senior executives and recruiting and relocation expenses of $0.2 million incurred in connection with our search for, and hiring of, our Chief Executive Officer; $0.4 million in Litigation Settlement Costs; $0.5 million in Management Fees; and $1.8 million for the acceleration of the vesting of all of our then outstanding event-based options in order for certain members of management to participate in a dividend declared in December 2005.

(3)	Results in fiscal 2006 include $0.5 million in Management Fees, a $1.4 million charge incurred in connection with the write-off of an asset related to the buyback of competitive products due to the loss of business from a customer that sold certain retail stores to a third party and a $3.6 million charge related to the return of non-prescription reading glasses resulting from commitments made to a majority of our U.K. retail customers. This charge is in connection with the implementation of our change in U.K. business strategy and merchandising including new fixtures, updated product line offerings and new signage.

(4)	Results for the six months ended July 1, 2006 include $0.3 million in Management Fees and a $1.4 million charge incurred in connection with the write-off of an asset related to the buyback of competitive product due to the loss of business from a customer that sold certain retail stores to a third party.

(5)	Results for the six months ended June 30, 2007 include $0.3 million in Management Fees and a $1.9 million charge incurred in connection with the continued vacancy at our Miramar, Florida facility.

Liquidity and Capital Resources

      Our primary liquidity needs are for working capital, capital expenditures (specifically display fixtures) and debt service. Our primary sources of cash have been cash flow from operations and borrowings under our credit facility. As of December 30, 2006, we had $9.7 million of cash and cash equivalents and $2.2 million available under our revolving credit facility. As of June 30, 2007, we had $5.2 million of cash and cash equivalents and $5.7 million available under our revolving credit facility.

      After giving effect to an amendment to our senior secured credit facility, we believe that our cash flow from operations, available cash and cash equivalents and borrowings available under our credit facility will be adequate to meet our liquidity needs through at least fiscal 2007. However, our ability to make scheduled payments of principal, pay the interest on or refinance our indebtedness or fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

      We need working capital to support seasonal variations in our business, primarily due to the varying seasonal demands for our sunglasses and costume jewelry. We typically experience peak seasonal working capital needs from approximately mid-March through June and September through November in connection with these changes in demand. In the past, we have used borrowings under our revolving credit facility to satisfy normal operating costs during these periods.

      Although we have no specific current plans to do so, to the extent we decide to pursue one or more strategic acquisitions, we may need to incur additional indebtedness or sell additional equity to finance those acquisitions.

Cash Flows

      The following table summarizes our cash flow activities for the periods indicated:

	Fiscal Year Ended			Six Months Ended

	January 1,	December 31,	December 30,	July 1,	June 30,
	2005	2005	2006	2006	2007

				(Unaudited)

	(in thousands)
Net cash provided by (used in):
Operating activities	$18,239	$18,404	$(903)	$(5,978)	$(9,486)
Investing activities	(89,554)	(8,801)	(13,948)	(4,773)	(7,938)
Financing activities	73,079	(2,478)	11,105	8,281	12,929
Effect of exchange rates on cash balances	376	(495)	841	516	(9)

Increase (decrease) in cash and cash equivalents	$2,140	$6,630	$(2,905)	$(1,954)	$(4,504)

      We purchase finished goods from our contract manufacturers in Asia and take title upon delivery to the freight consolidator. Transit times range from ten to 30 days. Our payment terms with our eyewear suppliers range from 45 to 120 days, while payment terms with our costume jewelry suppliers average 30 days. As a result of increases in our overall sales volume, we have used cash to fund our receivables and inventories. In general, these increases are only partially offset by increases in accounts payable to our suppliers.

      Operating Activities. Net cash used in operating activities increased by $3.5 million from $6.0 million in the six months ended July 1, 2006 to $9.5 million in the six months ended June 30, 2007. Cash used in the six months ended June 30, 2007 consisted of decreases in accounts payable and accounts receivable and an increase in inventories. The decrease in accounts payable was primarily due to timing of payments to suppliers. The decrease in accounts receivable was a result of timing of cash collections in the six months ended June 30, 2007 as compared to the six months ended July 1, 2006. The increase in inventory during the six months ended June 30, 2007 was primarily due to additional purchases made to support anticipated increases in sales.

      Net cash provided by operating activities decreased by $19.3 million from $18.4 million in fiscal 2005 to a use of $0.9 million in fiscal 2006. The decrease in net cash provided by operating activities is primarily due to an additional $9.5 million in interest expense and a $9.3 million increase in accounts receivable in fiscal 2006 compared to fiscal 2005.

      Net cash provided by operating activities increased by $0.2 million from $18.2 million in fiscal 2004 to $18.4 million in fiscal 2005. The increase in net cash provided by operating activities is primarily due to increases in accounts payable, offset by increases in accounts receivable and inventories. Accounts receivable increased as a result of a 40.5% increase in net sales in December of fiscal 2005 as compared to December of fiscal 2004. Inventories and related accounts payable increased due to incremental purchases for January and February sales due to the timing of the Chinese New Year in 2006, during which our suppliers in Asia cease production, thereby requiring us to purchase our products with longer than normal lead times or earlier than normal delivery dates.

      Investing Activities. Net cash used in investing activities increased from $4.8 million in the six months ended July 1, 2006 to $7.9 million in the six months ended June 30, 2007. The increase in net cash used in investing activities was primarily due to incremental display fixture costs associated with the addition of new customers.

      Net cash used by investing activities increased by $5.1 million from $8.8 million in fiscal 2005 to $13.9 million in fiscal 2006. The increase in net cash used by investing activities was primarily due to incremental display fixture costs associated with the addition of new customers. Also contributing to this increase was a $3.0 million payment of a portion of the $5.1 million settlement in connection with the working capital adjustment dispute related to the Magnivision acquisition.

      Net cash used by investing activities decreased by $80.8 million to $8.8 million in fiscal 2005 from $89.6 million in fiscal 2004. This decrease was a result of the payment of $82.3 million in incremental cash to fund acquisitions in 2004. All other cash flows for both periods were for capital expenditures.

      Financing Activities. Net cash provided by financing activities increased by $4.6 million from $8.3 million in the six months ended July 1, 2006 to $12.9 million in the six months ended June 30, 2007. The increase in net cash provided by financing activities was primarily due to the $20.0 million increase in our first lien term loan during the second quarter of fiscal 2007. This increase was offset by $3.5 million of principal payments on our long-term debt and a $12.5 million decrease in our net borrowings under our revolving line of credit.

      Net cash provided by financing activities increased by $13.6 million from a use of $2.5 million in fiscal 2005 to a source of $11.1 million in fiscal 2006. The increase in net cash provided by financing activities was primarily due to an increase in net borrowings under our revolving line of credit of $12.5 million.

      Net cash used by financing activities was $2.5 million in fiscal 2005 compared to net cash provided by financing activities of $73.1 million in fiscal 2004. During fiscal 2005, we refinanced our existing debt, borrowed additional money and used a portion of the proceeds to pay a dividend of $99.1 million to our shareholders. During fiscal 2004, net cash provided by financing activities was primarily attributable to an incremental $77.0 million of indebtedness (net of repayment) to finance the Magnivision acquisition.

Capital Expenditures

      Our capital expenditures were $10.9 million and $7.9 million for fiscal 2006 and for the six months ended June 30, 2007, respectively, the majority of which related to permanent display fixtures, which we provide in our customers’ retail locations. We depreciate our fixtures using an estimated useful life of two to three years. The future timing and volume of such capital expenditures will be affected by new business, customer contract renewals and replacements of existing fixtures at existing retail customers.

      We expect capital expenditures to range from $15 million to $17 million in fiscal 2007, which could vary depending on the amount and timing of new business as well as contract renewals and fixture replacements at existing customers. At June 30, 2007, we had outstanding commitments for capital expenditures of $3.9 million relating to permanent display fixtures. We intend to fund these expenditures primarily from operating cash flow and borrowings under our revolving credit facility.

Credit Facility

      On December 9, 2005, we refinanced our then-existing credit facility. As of June 30, 2007, we had outstanding indebtedness of $166.8 million under the first lien term loan, $50.0 million under the second lien term loan, $9.0 million outstanding under our revolving credit facility and our borrowing availability thereunder was $5.7 million. Currently, the interest rate on the first lien term loan is equal to LIBOR plus 4.0% (9.4% as of June 30, 2007), and the interest rate on the second lien term loan is equal to LIBOR plus 7.75% (13.1% as of June 30, 2007). The interest rate on our revolving credit facility is equal to the prime rate plus 3.0% (11.25% as of

June 30, 2007). On May 24, 2007, we entered into an amendment to our senior secured credit facility whereby we increased the first lien term loan by $20.0 million to $170.0 million. Our credit facility contains covenants limiting, among other things, mergers, consolidations, liquidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens and other encumbrances; dividends and other restricted payments; payment and modification of material subordinated debt instruments; transactions with affiliates; changes in fiscal year; hedging and interest rate protection arrangements; negative pledge clauses; restrictions on subsidiary distributions; sale and leaseback transactions; factoring arrangements and changes in lines of business; and capital expenditures. Our credit facility also requires that we comply with a leverage ratio and interest coverage ratio covenants. Our credit facility, including affirmative and negative covenants, is described in more detail under “Description of Credit Facility.” For a description of risks associated with our credit facility, see “Risk Factors— Risks Related to Our Business— We have indebtedness which may restrict our business and operations, adversely affect our cash flow and restrict our future access to sufficient funding to finance desired growth.” We intend to use proceeds from this offering to repay the entire second lien term loan outstanding under our credit facility and a portion of the first lien term loan. See “Use of Proceeds.”

Magnivision Purchase Price Adjustment

      On October 1, 2004, we acquired all of the outstanding common shares of Magnivision, Inc. from American Greetings Corporation for cash consideration of approximately $81.5 million, including expenses, subject to a post-closing working capital price adjustment. Following the closing of the acquisition, a dispute arose between us and American Greetings related to the calculation of the post-closing purchase price adjustment required by the purchase agreement. The post-closing purchase price adjustment was used to reconcile each party’s calculation of Magnivision’s working capital as of the closing date of the transaction. The dispute primarily concerned certain provisions of the purchase agreement governing use of American Greetings’ historical accounting procedures and the calculation of closing date working capital. This dispute was brought to binding arbitration in 2005. The arbitrator reached a tentative decision in March 2006 requiring us to pay additional purchase consideration of approximately $6.0 million. We subsequently entered into a settlement agreement on October 24, 2006, pursuant to which we initially paid American Greetings $3.0 million, paid them an additional $1.075 million on June 1, 2007 and agreed to pay them $1.025 million on December 3, 2007. Although these amounts are guaranteed by Berggruen Holdings, Inc., an affiliate of BHNA, our principal shareholder, we remain primarily responsible for them.

Contractual Obligations and Other Commitments

      As of December 30, 2006, our contractual obligations and other commitments were as follows:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

		(in thousands)
Long-term debt obligations (1)	$201,083	$7,010	$18,073	$21,000	$155,000
Interest payment obligations (2)	116,664	20,384	38,733	34,977	22,570
Operating lease obligations	4,597	1,716	1,620	1,185	76
Minimum royalty obligations (3)	2,048	533	1,015	250	250
Purchase obligations (4)	6,613	6,613	—	—	—

Total(5)	$331,005	$36,256	$59,441	$57,412	$177,896

(1)	Includes obligations to pay principal only under our credit facility (without giving effect to the $20.0 million increase in our first lien term loan that we incurred on May 24, 2007), a promissory note to a former executive pertaining to equity redemption and capital lease obligations. No interest expense is included. All principal payments under our credit facility assume that principal payments are made as originally scheduled. On a pro forma basis giving effect to the anticipated application of proceeds of this offering to repay a portion of amounts outstanding under our credit facility and the $20.0 million increase in our first lien term loan that we incurred on May 24, 2007, principal payment obligations for the periods shown above would be $7.6 million, $20.5 million, $23.8 million and $73.4 million, respectively, for a total of $125.3 million.

(2)	Represents estimated interest payments to be made on our variable rate debt prior to a public offering (without giving effect to the $20.0 million increase in our first lien term loan that we incurred on May 24, 2007). All interest payments assume that principal payments are made as originally scheduled. Interest rates used to determine interest payments for variable rate debt are based upon the interest rate in effect on December 30, 2006. On a pro forma basis giving effect to the anticipated application of proceeds of this offering to repay a portion of amounts outstanding under our credit facility and the $20.0 million increase in our first lien term loan that we incurred on May 24, 2007, interest payment obligations for the periods shown above would be $19.6 million, $20.5 million, $16.8 million and $6.9 million, respectively, for a total of $63.8 million.

(3)	Consists of obligations for future minimum royalties pertaining to licensed brands to be paid to third-party licensors.

(4)	Represents obligations related to display fixtures.

(5)	Excludes approximately $1.0 million of income tax liabilities that have been recorded in other long-term liabilities in our consolidated balance sheet as of June 30, 2007, in accordance with FASB issued Interpretation No. 48, Accounting For Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes.

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements.

Impact of Inflation

      We are affected by inflation and changing prices primarily through the cost of raw materials, increased operating costs and expenses, including fuel surcharges on shipping costs, and fluctuations in interest rates. In recent years, the effect of inflation on our net sales and operations has not been material. We do not believe that the risk of inflation is presently material to our business or our consolidated financial position, results of operations or cash flows.

Critical Accounting Policies

      We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

      Sales are recognized when revenue is realized or realizable and has been earned. We recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. We also maintain destination-based terms with one customer in the United States and with all of our customers in the United Kingdom and Mexico pursuant to which we recognize revenue upon confirmation of receipt by the customer. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. A provision for anticipated returns is recorded as a reduction of sales in the same period that the revenue is recognized in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists. We account for certain customer promotional payments, volume rebates, cooperative advertising, product placement fees and other discounts as a reduction of revenue under the guidance issued by the FASB’s Emerging Issues Task Force (EITF) in Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products, Issue No. 00-14, Accounting for Certain Sales Incentives, and Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). We also enter into multi-year supply agreements with many of our customers that often have minimum purchase requirements. Upfront payments and credits to customers are recorded as a reduction of revenue when the customer has earned the credits based on the purchase order or sales contract and are provided for based upon our estimates.

Product Returns, Markdowns and Contractual Allowances

      Net sales, as reported in our consolidated statements of operations, represent gross shipments to our customers less provisions and charges for product returns, markdowns, damages and contractual allowances. We regularly review and revise our estimates of returns, markdowns and contractual allowances, which are recorded at the time of sale based upon our historical experience, in light of actual returns, planned product discontinuances and promotional sales. We record returns, markdowns and contractual allowances as a reduction to sales and as a reserve against accounts receivable on our consolidated balance sheet. Actual product returns, markdowns and contractual allowances, as well as realized value on product returns, may differ significantly, either favorably or unfavorably, from our estimates.

      Contractual allowances include product placement fees, cooperative advertising, volume rebates and other discounts that are agreed upon as a component of our program terms with our customers. These allowances are specific to a customer contract and are recognized at the time of shipment. We record contractual allowances as a reduction of gross sales but not as a reduction of accounts receivable. Instead, we record contractual allowances as an accrued expense on our consolidated balance sheet.

      As a percentage of our gross product shipments, our product returns, markdowns and contractual allowances were 24.3%, 25.6% and 26.2% in fiscal 2004, fiscal 2005 and fiscal 2006, respectively, and 26.0% and 26.6% in the six months ended July 1, 2006 and June 30, 2007, respectively.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods. We provide inventory allowances for excess, slow moving and obsolete inventories determined primarily by estimates of future demand. The allowance is measured as the difference between the cost of the inventory and estimated market value and charged to the provision for inventory, which is a component of our cost of goods sold. Assumptions about future demand are among primary factors used to estimate market value. At the time of the loss recognition, which is recorded to cost of goods sold, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory management is a primary management focus as we balance the need to maintain adequate inventory levels to ensure timely customer order fulfillment against the risk of obsolescence because of changing fashion trends and customer requirements. During fiscal 2004, 2005 and 2006, we increased our inventory reserves for excess and potentially obsolete inventory by $4.7 million, $1.4 million and $1.8 million, respectively. During the six months ended July 1, 2006 and June 30, 2007, we increased our inventory reserves for excess and potentially obsolete inventory by $0.9 million and $0.5 million, respectively.

Impairment of Long-Lived Assets

      We test for impairment whenever events or changes in circumstances indicate that the carrying value of the asset might not be recoverable from estimated future cash flows. We account for long-lived assets, excluding goodwill and non-amortized trademarks, in accordance with the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset or asset group is not recoverable from its estimated undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset or asset group.

Valuation of Goodwill and Other Intangible Assets

      Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test our goodwill and indefinite-lived intangibles for impairment annually or more frequently if events or circumstances indicate impairment may exist. We generally complete our annual analysis of goodwill during our fourth fiscal quarter or more frequently if impairment indicators arise. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded in our income from operations. Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable.

      We make certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. When necessary, we engage third-party specialists to assist us with our valuations. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by us to be consistent with industry discount rates and the risks inherent in our current business model.

      We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $76.4 million and $73.3 million at December 30, 2006 and June 30, 2007, respectively. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base or material negative changes in our relationships with material customers.

Stock-Based Compensation

      We have a stock-based compensation plan for employees and non-employee members of our board of directors. Under this plan, we grant options to purchase our shares at or above the fair market value of our shares. For fiscal 2004 and 2005, we accounted for stock-based compensation in accordance with APB No. 25. On January 1, 2006, the first day of fiscal 2006, we adopted SFAS 123R, which requires us to measure all stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. We use the Black-Scholes option pricing model to value the options that are granted under these plans. The Black-Scholes method includes four significant assumptions: (1) expected term of the option, (2) risk-free interest rate, (3) expected dividend yield and (4) expected stock price volatility.

Concentration of Credit Risk

      We must estimate the uncollectability of our accounts receivable. Management specifically analyzes accounts receivable balances in view of customer credit worthiness, customer concentrations, historical bad debts, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Three customers together accounted for 65% and 55% of our accounts receivable at December 30, 2006 and June 30, 2007, respectively. To reduce credit risk, we purchase credit insurance, as we deem appropriate. Historical writeoffs, as a result of uncollectability, have been less than 1% of net sales annually.

Income Taxes

      We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance. Our effective tax rates differ from the statutory rate due to the impact of acquisition-related costs, state taxes, and the tax impact of non-U.S. operations. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and vice versa. Changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof may also adversely affect our future effective tax rate. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

      At December 30, 2006 and June 30, 2007, our total valuation allowance was $6.2 million and $3.4 million, respectively, due to foreign net operating loss carry forwards and foreign tax credits. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the gross deferred tax assets, which may have a material adverse effect on our business, results of operations and financial condition.

      In the second quarter of fiscal 2007, we determined that it was more likely than not that a substantial portion of the U.S. deferred tax assets in respect of which we had established valuation allowances would be realized in the foreseeable future. This determination was based upon our improved U.S. operating results, primarily from growth in revenues, and expected future results taking into account our U.S. taxable income in fiscal 2005, 2006 and the first half of fiscal 2007, as well as projected U.S. taxable income for the remainder of fiscal 2007.

Recent Accounting Pronouncements

      In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which applies to all tax positions accounted for under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure. We have adopted the provisions of FIN 48 as of December 31, 2006, the first day of fiscal 2007.

      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact SFAS 157 will have on our consolidated financial statements.

      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115(“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently assessing the impact SFAS 159 will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

      As of June 30, 2007, all of the outstanding debt under our credit facility was subject to floating interest rate risk. The interest rate risk associated with this debt is partially mitigated by an interest rate cap arrangement entered into with a bank, which limits this exposure to a 5.25% 90 day LIBOR interest rate covering 21% of the debt facility through the end of 2007. An additional arrangement was entered into for the period commencing March 2006, which increased the covered portion to 30% through the end of 2008 at an interest rate cap of 6.25% 90-day LIBOR rate. A third agreement was entered into in December 2006, which increased the covered portion to 50% until the end of fiscal 2008 at an interest rate of 6.25%. We are exposed to risks due to changes in interest rates with respect to the portion of our credit facility that is not covered by these agreements. A hypothetical change in the interest rate of 100 basis points would have an effect on our annual results of operations and cash flows of approximately $2.0 million after giving effect to the use of proceeds of this offering and the $20.0 million increase in our first lien term loan that we incurred on May 24, 2007.

BUSINESS

Business Overview

      We are a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with a portfolio of established, highly recognized eyewear brands including FosterGrant and Magnivision. Our FosterGrant brand was launched in 1919, and became well known in the 1960s with the initiation of our classic “Who’s That Behind Those FosterGrants?” advertising campaign. Our FosterGrant brand is a domestic market leader in the popular priced sunglasses market (less than $50). We believe that our share of this market is approximately 20%. Our FosterGrant and Magnivision brands, with a combined 39% share, are leaders in the domestic non-prescription reading glasses market. We also sell costume jewelry principally to major mass merchandisers, thereby extending our product penetration with key customers.

      Our company-owned portfolio also includes the Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point (generally $50-$170). In addition, we sell a line of prescription frames, which we introduced in 2004 to supplement our product line and leverage our FosterGrant brand. We also market both popular priced and premium eyewear under nationally-recognized licensed brands including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.

      We sell our products in over 50,000 retail locations worldwide, primarily through mass channels, which include mass merchandisers, chain drug stores, chain grocery stores and variety stores. We also sell some of our products to ophthalmic retailers, mid-tier department stores and other specialty retailers. We maintain extensive long-term relationships with our customers and nine of our top ten customer relationships, ranked by 2006 revenues, span more than ten years each, such as our relationship with Walgreens, while our relationship with CVS extends more than 15 years and our relationship with Wal-Mart spans more than 20 years. Our business is supported by an integrated infrastructure consisting of sales and service, design and outsourcing functions. Our products are sourced through low-cost manufacturers in Asia, and stocked and supported by our over 2,100 part-time field service employees.

      On October 1, 2004, we acquired Magnivision, a leading domestic designer and marketer of non-prescription reading glasses. The Magnivision acquisition has significantly contributed to our net sales and operating profitability, elevated us to a leading position in the non-prescription reading glasses market and meaningfully enhanced our product offerings and distribution network.

      We have significantly increased our net sales through organic growth from $189.9 million in fiscal 2005 to $209.2 million in fiscal 2006. During that period, our operating income increased from $14.7 million to $23.3 million, largely as a result of increased net sales, while our net loss increased from $2.3 million to $3.0 million, largely as a result of increased interest expense incurred in connection with our 2005 Refinancing. Our international sales represented 13.8% of our net sales in fiscal 2006 and were primarily to customers in the United Kingdom, Canada and Mexico.

Industry Overview

      We compete in the domestic and, to a lesser extent, international personal accessories market, focusing principally on non-prescription reading glasses, popular priced sunglasses, premium sunglasses and costume jewelry.

      Non-prescription reading glasses are designed to provide magnification for near-vision tasks associated with the normal aging process, which is marked by the decreased ability to focus on nearby objects, or presbyopia. Retail sales in the U.S. non-prescription reading glasses market were approximately $575 million for 2006, an increase of approximately 15% from 2005. We believe the general aging of the population is a key growth factor in the U.S. non-prescription reading glasses market. According to the U.S. Census Bureau, the 45-64 year-old age group is expected to increase in size by over 30% from 2000 to 2010, more than three times the rate of the overall U.S. population during the same period. In addition, we believe that growth in this market will be driven by product innovations, the appeal of more fashionable designs and enhancement in alternative eyesight correction technologies, which typically correct nearsightedness, or myopia, but not presbyopia.

      Retail sales in the U.S. sunglasses market were approximately $2.1 billion in 2006 and popular priced sunglasses represented approximately 42% of these sales. We believe the market for popular priced sunglasses is supported by a number of long-term growth drivers, including changing fashion trends, consumers’ desire for multiple, activity-specific sunglasses, the growing desire for UVA/ UVB eye protection and product innovation. We also compete in the $50 to $120 price point sunglasses market, which accounts for an additional 11% of total retail sales in the U.S. sunglasses market.

      Retail sales in the U.S. jewelry market were approximately $8.7 billion in 2006 and costume jewelry represented approximately $5.2 billion, or 60% of these sales according to Accessories Magazine’s 2006 Census Report. Since 2001, the overall jewelry market (which includes bridge jewelry as well as costume jewelry) has grown at a compound annual growth rate of approximately 5%. We primarily compete in the mass merchandise segment, which accounts for 18% of overall jewelry sales. Generally, we believe that changing fashion trends and creative designs will be the key growth factors in the U.S. costume jewelry market.

Our Strengths

      We attribute our attractive competitive position and significant opportunities for continued growth to the following strengths of our business:

Leading market positions

      We are a leading domestic provider of branded and private label non-prescription reading glasses and popular priced sunglasses to mass channels. In 2006, we sold more than 32 million pairs of non-prescription reading glasses, 23 million pairs of sunglasses and 13 million units of costume jewelry through over 50,000 retail locations worldwide. We have a leading market position in non-prescription reading glasses with a combined 39% share in the United States. We are also a domestic market leader in the popular priced sunglasses market. We believe our share of this market is approximately 20%. We expect our share of the non-prescription reading glasses market to increase in 2007 due to the recent addition of a national chain drug store account and our launch of a line of higher-priced, more fashionable non-prescription reading glasses in a number of our distribution channels.

Portfolio of highly recognized, quality eyewear brands

      The FosterGrant brand has built a strong reputation for providing consumers a broad selection of products that deliver style and quality at affordable prices. Beginning in 1965, FosterGrant launched a succession of advertising campaigns using high profile celebrities to promote its sunglasses, most notably through the “Who’s That Behind Those FosterGrants?” advertising campaign. Despite minimal investment in marketing and advertising activities in recent years, FosterGrant remains the second most recognizable sunglasses brand, a top 10 accessory brand and a top 100 brand in the United States, according to Women’s Wear Daily’s 2007 annual survey of consumer brand awareness. In 2007, we launched a multi-million dollar national television advertising campaign to support the famous FosterGrant brand.

      Magnivision is a leading brand in the domestic non-prescription reading glasses market with approximately a 20% share of this market. We believe Magnivision became a leading brand in this market by introducing non-prescription reading glasses to the mass market in the early 1980s. Magnivision’s premium product lines, Hyperflexx and Titanium, feature advanced optical components and materials and target fashion and functionality conscious consumers, while Redi-Readers and Magnivision offer classic shapes and colors for value conscious consumers.

      Premium Brands. We are expanding the distribution of our company-owned Anarchy, Angel and Gargoyles brands, which target different demographic groups and distribution channels at a premium price point. We believe our premium brands have a strong niche consumer appeal. We promote these brands through endorsements from well recognized action sports athletes and sponsorship of professional surfing contests and similar sporting events. Anarchy is designed to appeal to younger male and female action sports participants and those who desire to be identified with this image. Angel is designed with a “fashion first” approach to appeal to active, trend-conscious young women. Gargoyles, which targets male consumers ages 30 and older, received broad consumer recognition as the sunglasses worn by Clint Eastwood in Dirty Harry and Arnold Schwarzenegger in the box-office hit, The Terminator.

      Licensed Brands. To complement our company-owned brands, we sell eyewear under nationally recognized licensed brands, including Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway. These licensed brands target consumers at both popular and premium price points and increase our access to additional distribution channels.

Long-standing relationships with leading national retailers

      Our sales team, with the support of our merchant and field service organizations, has established strong and long-standing relationships with many leading national retailers. Nine of our top ten customer relationships, ranked by 2006 revenues, span more than ten years each, such as our relationship with Walgreens, while our relationship with CVS extends more than 15 years and our relationship with Wal-Mart spans more than 20 years. Additionally, several leading retailers have granted us exclusive, multi-year contracts for the sale of certain product lines.

Customer service focus

      We believe our merchant and field service organizations represent a critical differentiating advantage in the marketplace. Through our merchant organization, we work closely with retailers to improve customer sales and their profitability by providing services such as collaborative planning, product merchandising, fashion trend reporting and retail sales data analysis. Our field service organization, consisting of over 2,100 part-time employees, maintains and restocks in-store displays, sets up promotional materials and communicates store-level needs to our merchant organization. These distinctive service features enable us to better serve our customers and enhance our ability to control the content and appearance of our in-store product displays, which we believe increases our sales volume. We believe our strong forecasting and order fulfillment ability, including an average order fulfillment in 2006 of approximately 97%, strengthens our relationship with our customer base.

Product design expertise conveying style, quality and value

      We believe our reputation for style, quality and value distinguishes our products from those of our competitors and provides us with significant competitive advantages. Our product development objective is to provide stylish eyewear and costume jewelry which represent a strong price-to-value relationship for our end consumer. We identify new product opportunities by close coordination of our design team with our sales and merchant organization to predict, monitor and respond to market trends in a timely manner. Further, we work closely with our contract manufacturers in Asia to ensure that our designs are feasible for low-cost, mass-volume manufacturing, while meeting our quality standards and our rapid design-to-production schedule.

Efficient, low-cost sourcing strategy

      Our position as a leading provider of eyewear affords us with significant economies of scale in product sourcing that provide us with an advantage over smaller competitors. While we manage our product design and order fulfillment activities internally, we outsource the manufacturing of our products to contract manufacturers in Asia, principally in China. We have successfully executed our sourcing strategy in Asia for all of our product lines since the 1980s. In April 2005, we opened an office in Shenzhen, China to enhance our ability to manage our supplier relationships. We believe that maintaining a local presence near our suppliers provides us with greater control over sourcing execution as well as improved pricing, logistics and quality control.

Balanced business model

      We believe our strategy of having multiple product lines and brands reduces our reliance on any single demographic, price point, fashion trend, season, distribution channel or geographic region. In fiscal 2006, our revenue is spread across three main product lines comprised of reading glasses (51% of gross sales), sunglasses (34% of gross sales) and jewelry (15% of gross sales) that provide diverse streams of revenue. Our products are divided into several brands and divisions, including Magnivision (14% of gross sales), FosterGrant (31% of gross sales), private label (9% of gross sales, most of which is attributable to private label sales of jewelry for one customer), licensed (6% of gross sales) and premium (1% of gross sales). The dual-brand strategy of FosterGrant and Magnivision in the non-prescription reading glasses market allows us to offer different brand names to retailers competing in the same class of trade. Our premium brands, Anarchy, Angel and Gargoyles, as well as some of our licensed brands, complement our FosterGrant and Magnivision brands by appealing to a higher price point consumer. All of these brands, in conjunction with our costume jewelry, expand our distribution reach and penetration into additional channels and retailers.

Experienced senior management team

      Led by our Chief Executive Officer, Alec Taylor, our President, Jack Flynn, and our Chief Financial Officer and Treasurer, Anthony Di Paola, our senior management team averages approximately 14 years of experience in marketing, sales, customer service, finance, product development and sourcing in the consumer products industry. We have significantly enhanced our business through a combination of successfully integrated strategic acquisitions, internal growth and cost reductions. Each of the members of our senior management team either owns an equity interest or has the right to acquire an equity interest in our company.

Our Growth Strategies

      We intend to increase our sales and profitability and strengthen our position in the eyewear and costume jewelry markets through the following key strategic initiatives:

Continue to capitalize on existing awareness of our brands

      We believe we have the opportunity to increase our sales by developing individually tailored marketing strategies for our brands. We have significantly increased, and plan to continue to increase, spending on marketing and advertising, especially for our FosterGrant brand, in an effort to target 18-49 year old men and women that may be less familiar with our brands today. In preparation for these brand awareness efforts, we hired a marketing team, conducted extensive market research, engaged an outside advertising agency and redesigned websites for some of our brands. Our marketing team has developed a marketing strategy with our outside advertising agency that included the launch of a new FosterGrant national television advertising campaign at the end of the first quarter of fiscal 2007 that invoked the “Who’s That Behind Those FosterGrants?” advertising campaign while giving it a more contemporary feel with our new slogan “Who Could You Be?”. These advertising efforts are largely centered on a national television commercial campaign and will be supported with print ads, a redesigned logo and updated product tags and labels. We are also increasing our efforts to promote our premium brands, Anarchy, Angel and Gargoyles, which contributed $2.1 million of our net sales in fiscal 2006, through a targeted advertising campaign.

Leverage favorable demographics in the non-prescription reading glasses market

      As a leading designer and marketer of non-prescription reading glasses with a combined 39% share, we expect to benefit from favorable demographic trends influencing this market. We believe an increasing number of U.S. consumers will require reading glasses due to the growth of the population that is between the ages of 45 and 64, which according to the U.S. Census Bureau, is expected to increase in size by 30.6% from 2000 to 2010, more than three times the rate of the overall U.S. population (9.2% growth) during the same period. As consumers begin to identify their need for reading correction, they will either look to over-the-counter non-prescription reading glasses or to their eyewear professionals. According to Jobson/ VCA, the total number of refractive surgeries performed in the United States has grown from 1.3 million during the twelve months ended June 30, 2006 to 1.5 million during the twelve months ended June 30, 2007. We believe the increasing prevalence of refractive surgery will contribute to growth in the non-prescription reading glasses market because it offers a long-term alternative only to near-sightedness, but not a solution for presbyopia.

      We also intend to increase our spending on advertising, product development and consumer education to support the market growth and sales of our Magnivision and FosterGrant non-prescription reading glasses. We intend to emphasize the significantly enhanced optical quality and fashionable designs of our products as the key elements of our marketing campaign. We believe that these features, along with the relative affordability of non-prescription reading glasses, will encourage consumers to purchase multiple pairs. In addition, we believe our variety of fashionable frames will appeal to younger and more fashion conscious consumers. We intend to target consumers who currently wear prescription reading glasses, who are first time buyers of non-prescription reading glasses or who have had refractive surgery or wear contact lenses. We have designed our marketing to increase awareness of the cost advantage and convenience of over-the-counter non-prescription reading glasses.

Continue to increase penetration with existing customers

      We believe we have the opportunity to increase sales significantly with our existing customers by increasing the number of products we sell in each of their stores and by increasing the number of new customer stores to which we sell products. We believe there is an opportunity to leverage our strong market positions and increase our current product penetration in non-prescription reading glasses and sunglasses. Our Magnivision acquisition provided us with opportunities to increase sales of our FosterGrant products by leveraging Magnivision’s leading position in non-prescription reading glasses and providing access to new retailers. Since the Magnivision acquisition, we have successfully cross-sold our products to certain key customers and believe similar opportunities exist as numerous additional customers carry either FosterGrant or Magnivision products, but not both. In addition, we believe there is an opportunity to sell costume jewelry to our existing sunglasses and non-prescription reading glasses customers by introducing branded and private label collections and licensing popular brands. We also believe there are significant opportunities to grow our international business by expanding existing relationships with global retailers and expanding our product offerings in various markets.

Expand our distribution network with new customers

      We intend to expand our distribution network by adding new customers across multiple retail channels. Our flagship FosterGrant and Magnivision brands each include many popular priced products that may be offered in various high-traffic retail channels. For example, we recently added our FosterGrant non-prescription reading glasses to one of the nation’s largest chain drug stores. In addition, we believe we can grow our business by gaining access to new customers in other channels in which we are currently underpenetrated, such as chain grocery stores, warehouse clubs, specialty retailers, mid-tier department stores and ophthalmic retailers, by emphasizing our premium brands as well as licensing higher-end brands. We also believe there are significant opportunities to grow our international business by increasing organic sales and by building an international distributor network throughout selected geographic markets.

Continue to expand our product offerings

      Building on our strength in non-prescription reading glasses and sunglasses, we intend to continue to expand our product offerings, particularly in the following categories:

•	Prescription Frames. In 2004, we introduced a line of prescription frames which included both FosterGrant branded and private label frames, leveraging our strong relationships in the mass channels. In December 2005, we entered into an exclusive license agreement with Levi Strauss & Co. to sell prescription frames under the Levi Strauss Signature brand name into mass channels. Our prescription frame collection includes a broad line of men’s, women’s, children’s and unisex styles and are offered at retail price points between $80 and $120. Given the premium price points of these frames in comparison to the lower price points of our eyewear products, we intend to focus on increasing the overall sales of these products. We intend to continue expansion into mass channels and build on the initial momentum we have with key customers. We believe our strong presence with these retailers will help us establish credibility and increase our visibility among other ophthalmic distribution channels, such as franchised ophthalmic retailers, third-party distributors and independent ophthalmic retailers.

•	Premium Eyewear and Higher-End Licensed Brands. Our premium lines, Anarchy, Angel and Gargoyles, and higher-end licensed brands are targeted to premium price point consumers and distribution channels. We plan to accelerate the growth of our premium brands which sell at retail prices ranging generally from $50 to $120. We also intend to obtain additional licenses for higher-end brands in addition to growing sales of our Levi Strauss Signature licensed prescription frames and Body Glove licensed sunglasses and prescription frames.

•	Costume Jewelry. We plan to introduce new costume jewelry products to our existing mass channel customers as well as to new mid-tier department stores and specialty retailers. We are also exploring opportunities to introduce more fashion-oriented costume jewelry collections under both our company-owned brands and newly licensed brands.

•	New Product Development. We plan to introduce new products within the eyewear, costume jewelry and broader personal fashion accessories markets.

Pursue and integrate strategic acquisitions

      Strategic acquisitions have been an important part of building our company. We intend to continue pursuing complementary acquisitions to grow our business profitably. We believe we have a strong platform for executing additional acquisitions due to our attractive position in mass channels and our sourcing and distribution capabilities. Our management has a history of successfully integrating businesses and brands into our existing platform, and we believe that potential strategic acquisitions provide an opportunity to grow our business and improve our operating performance.

Our Products and Brands

      We currently offer an array of personal fashion accessories products in four primary categories: non-prescription reading glasses, sunglasses, prescription frames and costume jewelry. Our brands provide consumers a broad selection of products that deliver style and quality at a variety of price points. See Note 18, “Segments,” to our consolidated financial statements for information relating to our segments.

      Our brand portfolio consists of:

       FosterGrant, our most established and recognized eyewear brand, is positioned as affordable, quality eyewear for men and women of all ages. According to Women’s Wear Daily magazine’s 2007 Annual Survey of Consumer Brand Awareness, FosterGrant is the second most recognizable sunglasses brand in the United States and a top 100 brand. We offer sunglasses, non-prescription reading glasses and prescription frames under the FosterGrant brand. FosterGrant products are sold primarily in mass channels, providing consumers a broad selection that delivers style and quality at affordable prices. The retail price point for FosterGrant sunglasses ranges from approximately $10 to $30 and the retail price point for FosterGrant non-prescription reading glasses range from approximately $10 to $18. FosterGrant Optical is an extension of our flagship FosterGrant brand and is used exclusively for prescription frames products. Our FosterGrant Optical prescription frames are priced just below designer and fashion offerings and above the value segment of the market. The retail price point for FosterGrant Optical products ranges from $80 to $120. The target consumers for our FosterGrant Optical products are fashion conscious men and women aged 30 or older.

       Magnivision is a leading brand in the domestic non-prescription reading glasses market with a comprehensive offering of high-quality, stylish and affordable products. The target consumers of our Magnivision products are men and women aged 35 and older. Magnivision products are sold primarily in mass channels, especially chain drug stores.

      Our Magnivision non-prescription reading glasses are segmented into three product lines characterized according to frame design, lens and frame features and price:

•	Redi-Readers. The Redi-Readers product line is positioned as a value collection of non-prescription reading glasses, which are offered at retail price points from approximately $8 to $10. Redi-Readers combine basic styling with economical pricing, targeting the value conscious consumer.

•	Magnivision. The Magnivision product line is positioned as a core assortment of non-prescription reading glasses, which are offered at retail price points from approximately $15 to $22. Magnivision non-prescription reading glasses feature the same optical-quality lenses as the premium priced Magnivision non-prescription reading glasses in classic shapes and colors.

•	Hyperflexx, Titanium and Handcrafted. The Hyperflexx, Titanium and Handcrafted product lines are premium non-prescription reading glasses offered at retail price points from approximately $20 to $30. Hyperflexx and Titanium non-prescription reading glasses feature advanced optical components and materials and target fashion and function conscious consumers. Handcrafted non-prescription reading glasses feature multi-layer, acetate materials with optical quality construction and feel and target consumers who would normally shop at department stores or optical specialty stores.

      Our premium brand portfolio consists of Anarchy, Angel and Gargoyles branded sunglasses. In fiscal 2006, we derived approximately 1.0% of our net sales from sales of our premium line of sunglasses.

       Anarchy branded sunglasses are designed to appeal to younger male and female action sports participants and those who desire to be identified with this image. The target consumers of our Anarchy brand are men and women between the ages of 14 and 30. Primary sales channels for Anarchy products include surf, sport and specialty retailers. The retail price points for Anarchy sunglasses range from approximately $45 to $75.

       Angel branded sunglasses are designed with a “fashion first” approach to appeal to active, trend conscious young women. The target consumers of our Angel brand are women between the ages of 14 and 30. Primary sales channels for Angel include surf, sport and specialty retailers. The retail price points for Angel sunglasses range from approximately $45 to $70.

       Gargoyles branded sunglasses consist of high quality, technologically advanced eyewear that provides high performance for people participating in motor sports and other outdoor activities. The target consumers of our Gargoyles brand are men aged 30 and older. Primary sales channels for Gargoyles include sporting goods stores and specialty retailers. Gargoyles branded products have received broad consumer recognition as the sunglasses worn by Arnold Schwarzenegger in The Terminator and Clint Eastwood in Dirty Harry. More recently, Flip 8 by Gargoyles, retro-style flip down sunglasses, have been worn by Major League Baseball players. The retail price points for Gargoyles sunglasses range from approximately $50 to $170.

      Our licensed brand portfolio includes Ironman Triathlon, Levi Strauss Signature, Body Glove, C9 by Champion and Daytona International Speedway.

       Our Ironman licensed product lines are affordable, performance sunglasses for men and women of all ages who actively participate in sports. We sell products under the FosterGrant Ironman co-brand to mass merchandisers, chain drug stores and chain grocery stores. We also sell products at premium price points under the Ironman Triathlon and Ironman Pro brand names in sporting goods stores and specialty retailers. The retail price points for Ironman Triathlon sunglasses range from approximately $17 to $25 and for Ironman Pro from approximately $25 to $30.

       In December 2005, we entered into an exclusive license agreement with Levi Strauss & Co. initially to sell prescription frames and, beginning in 2007, jewelry in Canada under the Levi Strauss Signature trademark. The Levi Strauss Signature brand stands for great style and fashionable looks at affordable prices. The target consumers for our Levi Strauss Signature branded products are men and women of all ages. The primary sales channel for Levi Strauss Signature is mass merchandisers. The retail price points for Levi Strauss Signature branded prescription frames range from approximately $90 to $120.

       Our Body Glove licensed product line consists of sunglasses and prescription frames for people wishing to embrace a surfing, diving and Southern California lifestyle and image. The target consumers for Body Glove branded products are men and women between the ages of 18 and 35. Primary sales channels for Body Glove include surf, sport and specialty retailers. The retail price points for Body Glove branded sunglasses range from approximately $30 to $40 and the retail price points for Body Glove branded prescription frames range from approximately $140 to $160.

      Our C9 by Champion licensed product line is affordable, quality sunglasses for people involved with an active, health-conscious lifestyle. We leverage the existing brand equity of the C9 by Champion name, its current advertising campaign and its retail clothing presence. The target consumers for C9 by Champion branded products are men and women between the ages of 25 and 49. The only sales channel for C9 by Champion is Target. The retail price points for our C9 by Champion branded products range from approximately $18 to $20.

       In 2007, we began distributing sunglasses under the Daytona International Speedway brand for a wide selection of styles and applications, with a focus on sunglasses designed for driving. The target consumers for Daytona branded products are men and women between the ages of 25 and 45. Primary sales channels for Daytona branded products include trackside at NASCAR events, where we have rights to sell Daytona branded products, as well as regional mass merchants, chain drug stores and chain grocery stores. The retail price points for Daytona branded sunglasses range from approximately $15 to $20.

Our Costume Jewelry Product Line

      Our costume jewelry product line consists of popular priced fashion jewelry items, including earrings, necklaces and bracelets for everyday, seasonal and other special occasions. We also design and develop private label costume jewelry to sell to major mass merchandisers, thereby extending our product penetration with our key customers. We recently began to develop costume jewelry products specifically targeted to mid-tier department stores and specialty retailers. The target consumers for our jewelry products are women between the ages of 18 and 45. The retail price points for our costume jewelry products range from approximately $5 to $30.

Our Business Model

      Our comprehensive business model encompasses:

•	design and development;

•	procurement and sourcing;

•	inbound shipping and freight;

•	quality control;

•	sales and marketing; and

•	warehousing, distribution and logistics.

Design and Development

      Our in-house design organization is focused on the development of new product styles or enhancements to reflect constantly evolving consumer preferences. We employ a team of approximately 30 experienced eyewear and costume jewelry designers, product development specialists and support staff.

      During the initial development of new eyewear and costume jewelry products, our design team works closely with our sales, marketing and merchant organizations, trend forecasters and manufacturers to predict, monitor and respond to market trends in a timely manner. Consistent with general trends in the market, our costume jewelry product line tends to have more frequent design changes than our eyewear product lines.

      For our branded products, our designers participate in competitive shopping and closely monitor market trends to offer current styles and an “up-market” look to mass channels. In addition, we work closely with the licensor/retailer throughout the product design process to design products that meet their approval. Our designers also work with employees located at each of our international offices to custom design products for local style preferences.

      Upon completion of a design, we submit product concepts to our manufacturers for the development of computer-aided prototypes. Our design team works closely with our manufacturers to maintain design integrity and ensure that our designs are feasible for low-cost mass-volume manufacturing, while meeting quality standards. Our designers typically travel to Asia to examine proposed components and materials to be used in production.

Procurement and Sourcing

      We manage our product design activities internally. However, we outsource the manufacture of our eyewear and costume jewelry products to contract manufacturers in Asia, principally in China. We have successfully executed our sourcing strategy in Asia for costume jewelry since the mid 1980s and sunglasses since the late 1980s.

      In April 2005, we opened an office in Shenzhen, China to enhance the management of our supplier relationships. Our largest supplier represented 15.1% of all our purchases in fiscal 2006. We are not dependent on any single supplier for the manufacture of any product category as we source from multiple suppliers across each such category. We buy our products from our suppliers on a purchase order basis with favorable trade terms and no obligation to any long-term contractual supply agreements. All purchase orders are fixed price and denominated in U.S. dollars, reducing the risks associated with short-term fluctuations in currency or raw material prices.

Inbound Shipping and Freight

      Products are typically shipped in containers by ocean or air freight, depending on our requirements and cost efficiencies, from the ports of Hong Kong, Shanghai and Quingdao in China to Long Beach, California or Boston, Massachusetts for our products that we sell domestically or Stoke-on-Trent, United Kingdom or Mexico City, Mexico for our products that we sell internationally. The domestic containers are then shipped either directly to our Smithfield, Rhode Island distribution facility or, depending on cost and logistical considerations, to an independent third-party contract warehouse near Long Beach, California.

Quality Control

      We seek to ensure the quality of our manufacturers’ products by using a third-party inspection company, managed by our Shenzhen, China office, to inspect all of our product orders prior to shipment from Asia. In addition, subsequent sample inspections are conducted at our facilities to verify order accuracy and product quality. Upon arrival, products are catalogued and stored in our warehouse facility prior to shipment to our customers. We also maintain a quality control department at each of our facilities and use an independent laboratory for material testing of our products.

Sales and Marketing

      Our sales team, which includes our domestic and international direct sales teams and our merchant organization, is organized by distribution channel, product line and customer. We also have dedicated sales, marketing and merchant personnel exclusively responsible for maintaining and growing our presence within certain larger customers. We retained all of the Magnivision sales team following the October 1, 2004 acquisition. Our domestic and Canadian sales team, which is comprised of 11 people, is supported by our merchant and field service organizations:

•	Merchant Organization. Our merchant organization consists of 44 employees who work closely with our customers to improve sales by our customers and profitability by providing services such as collaborative planning, product merchandising, fashion trend reporting and retail sales data analysis. This group is primarily responsible for managing customer returns and mark downs. The individual account manager coordinates sales, marketing and merchandising with the retail customer, is the main customer service contact and is responsible for the profitability of each account. By conducting point-of-sale analysis, our merchants help the retailer manage its inventory and analyze revenue and margins. We believe our merchant organization represents a critical differentiating competitive advantage in the marketplace.

•	Field Service Organization. Our field service organization consists of over 2,100 part-time employees who maintain and restock in-store displays, set up promotional materials and communicate store-level needs to our management team. We believe our field service organization enables us to better serve our customers and enhances our ability to control the content and appearance of our in-store product displays, which we believe increases our sales volume. We also believe our field service organization is significantly larger than those of our competitors, and serves as a competitive advantage.

      Our U.K. sales team, which is comprised of seven people, and our Mexican sales team, which is comprised of two people, are each supported locally by similar merchant organizations and third-party field service organizations.

      Our marketing organization consists of three employees and is responsible for brand management activities such as advertising, public relations and consumer research. We have significantly increased, and plan to continue to increase, spending on marketing and advertising, especially for our FosterGrant brand. In fiscal 2007, we plan to invest approximately 3% of our net sales in consumer marketing, primarily in support of the FosterGrant brand, as compared to 0.6% of our net sales in fiscal 2006.

•	Strategy. Our marketing team developed a marketing strategy with an outside advertising agency that included the launch of a new FosterGrant advertising campaign at the end of the first quarter of 2007. We are also developing an educational and marketing campaign focusing on the advantages of non-prescription reading glasses. Additionally, we are focused on increasing the awareness of our premium brands, Anarchy, Angel and Gargoyles. We anticipate increasing our brand marketing budget to 4% to 5% of our net sales over the next three to five years.

•	Product Support. We currently promote our products through point of sales displays, endorsements, participation in trade shows and industry conferences and industry trade magazine advertisements. We maintain showrooms and sales offices domestically at our Smithfield, Rhode Island corporate offices, and in Bentonville, Arkansas and New York, New York, as well as internationally in Toronto, Canada, Mexico City, Mexico and Stoke-on-Trent, United Kingdom. We also intend to use our recently enhanced company web site and our individual brand web sites as a means of increasing public exposure to our company and our products, and providing customers with product information and purchasing locations. These web sites are not incorporated by reference into this prospectus. You should not consider information contained on these web sites or that can be accessed through these web sites to be a part of this prospectus.

Warehousing, Distribution and Logistics

      We own and operate a 187,000 square-foot distribution center and corporate headquarters in Smithfield, Rhode Island. The facility is configured to enhance supply chain operations, rapidly distribute products, improve customer service and decrease operational costs. In peak periods, we process over 33,000 shipments per week. We currently operate one eight hour shift, and believe that current capacity could be increased without adding a second shift or expanding our current facility. We had consolidated all of the inventory that we acquired in connection with our

October 1, 2004 acquisition of Magnivision into our Smithfield, Rhode Island facility by March 31, 2005. Shortly thereafter, we ceased operations at Magnivision’s Miramar, Florida facility.

      We receive sales and inventory data from retailers via electronic data interchange, or EDI. We then generate purchase orders using vendor managed inventory, or VMI, based on established inventory levels and fill rates. The orders are entered into our system and then routed to our distribution center. We then fill and ship the order to the customer from our distribution center. Upon shipment of the order, we generally provide an electronic invoice to the customer. Our system usually enables us to fulfill most orders within a 48-72 hour period, and has enabled us to achieve an average order fulfillment rate in 2006 of approximately 97%.

      We manage product distribution in the United States through our Smithfield, Rhode Island facility and an independent third-party contract warehouse near Long Beach, California. We ship our products to our customers by contract carriers.

      Our international products are warehoused and distributed by (i) a facility we lease in Stoke-on-Trent, United Kingdom for our customers in the United Kingdom and Europe, (ii) a facility our joint venture partner, Joske’s de Mexico, S.A. de C.V., which we refer to as Joske’s, owns in Mexico City, Mexico for our customers in Mexico and South America and (iii) our Smithfield, Rhode Island facility for our customers in Canada.

Customers

      Approximately 95% of our dollar sales are to 50 large retail customers with over 50,000 locations worldwide. In fiscal 2006, our five largest customers represented approximately 63% of our sales. Also in fiscal 2006, net sales to both Wal-Mart and Walgreens accounted for more than 10% of our net sales and sales to Wal-Mart accounted for more than 10% of our net sales in each segment in which we operate.

      Our core customer base spans a range of mass channels, and primarily consists of mass merchandisers, chain drug stores, chain grocery stores, specialty retailers, variety stores, ophthalmic retailers and mid-tier department stores. In fiscal 2006, mass merchandisers accounted for approximately 40% of our total net sales. Representative mass merchandiser customers include Wal-Mart, Target, Meijer, Fred Meyer and BJ’s Wholesale Club. These customers typically demand a high level of merchandising support and national distribution capability. In fiscal 2006, chain drug stores accounted for approximately 37% of our total net sales. Representative chain drug store customers include CVS, Walgreens, Rite Aid and Duane Reade. These stores tend to be smaller than mass merchandisers and attract a consumer base that is often less price sensitive and more convenience oriented than the mass merchandiser or variety store customer. In addition, chain drug stores tend to enter into contracts, as opposed to purchase orders that are prevalent in our other channels. We provide store support to our chain drug store customers through our field service organization. Chain grocery stores, specialty retailers, variety stores, ophthalmic retailers and mid-tier department stores each accounted for less than 11% of our total net sales in fiscal 2006. Other than Wal-Mart, which operates via a one-year purchase agreement, our relationships are generally based on multi-year sales and/or dollar volume agreements. Contracts with retailers are typically on a “primary supplier” basis, which provide us the right of first refusal to supply specialty or unique items. Some of these agreements may specify inventory and service levels, anticipated turnover rates, sales volumes and the amount of any fixed obligation due to the customer in connection with the establishment of the relationship. These agreements are generally terminable by the customer prior to expiration only for non-performance by us.

      We believe that relationships with our retail customers are dependent upon the efficient use of allocated floor space and the generation of profits by our customers. To this end, we strive to deliver competitively priced products and service programs that consistently provide retailers with attractive gross margins and inventory turnover rates. We have a history of customer retention from year to year, and customer loss has generally been attributable to consolidation in the various retail channels we serve.

International Operations

      Our international sales are principally generated in the United Kingdom, Canada and Mexico and accounted for approximately 22.2%, 15.5%, 13.8% and 17.0% of our net sales in fiscal 2004, 2005 and 2006, and for the six months ended June 30, 2007, respectively. See Note 17, “Enterprise-Wide Disclosures,” to our consolidated financial statements for additional information relating to our international operations.

      We established our U.K. operations in 1998 through our acquisition of FosterGrant’s former U.K. distributor. We currently employ approximately 57 personnel in our office and distribution center in Stoke-on-Trent. We primarily sell sunglasses and non-prescription reading glasses products in the United Kingdom and Europe.

      We established our Canadian operations in 1995. We currently employ eight full-time and 60 part-time members of our field service organization to manage our Canadian sales, marketing and customer service functions, as well as three full-time sales personnel in our Toronto office. Warehousing and distribution functions for our Canadian operations are performed in Smithfield, Rhode Island. We primarily sell sunglasses, non-prescription reading glasses and costume jewelry products in Canada.

      We operate our Mexican operations through a joint venture established in 1996, AAi/Joske’s, of which we own 50%. AAi/Joske’s develops, sources and distributes customized Mexican collections of accessories utilizing our product development personnel and supplier relationships, as well as the distribution expertise of our joint venture partner, Joske’s, an established Mexican jewelry company with strong local retail relationships. AAi/Joske’s office and distribution center are located in Mexico City, where 79 dedicated employees and 129 employees shared with Joske’s manage the joint venture’s operations. We primarily sell sunglasses and costume jewelry products in Mexico.

      We also maintain a limited number of exporter relationships (primarily with distributors) in other countries. As we strengthen the core of our international operations, we plan to identify distributors and other potential business partners who maintain established relationships with retailers in our target channels that are capable of representing our brands in new markets.

Management Information Systems

      We maintain sufficient resources to ensure that our infrastructure supports our internal operations and execution of our business model, from design and development through distribution to our customers. At our Smithfield, Rhode Island facility, we have a ten person Information Technology team in place to manage our IT infrastructure and business application suites. We maintain a Movex Enterprise Resource Planning system for business planning, forecasting, inventory management and control, cost control and financial reporting. We also have systems in place to track our products upon receipt from our suppliers through shipment to our customers. Our system is fully integrated with our major customers’ EDI and VMI systems. We believe our management information systems provide us with a number of benefits, including enhanced order fulfillment, improved operational efficiency and increased management control and reporting.

Competition

      There is intense competition in each of the markets in which we compete. Generally, the bases of competition in our markets are brand recognition, fashion, service, merchandising, quality and price. We believe that our established relationships with large retail customers, brand recognition, efficient, low-cost sourcing strategy and ability to deliver stylish products to consumers at a competitive price are important factors in our ability to compete. Several of our competitors may enjoy substantial competitive advantages, including less outstanding indebtedness and greater financial resources that can be devoted to competitive activities, such as sales and marketing, product development and strategic acquisitions.

      In the sunglasses market, we compete against a variety of companies across multiple channels of trade. The major competitive factors include fashion trends, brand recognition and distribution channels. The majority of our sunglasses sales are in mass channels, where we primarily compete against companies such as StyleMark, Inc., Motive Eyewear, iZone Group and SelectaVision. In specialty retailers, where we sell our premium products, we compete with companies in various niches, including Oakley, Orange 21 and VonZipper.

      In the non-prescription reading glasses market, our primary competitors are Motive Eyewear, Forrester & Vos and Zoom Eyeworks. The majority of retail outlets for non-prescription reading glasses are mass channels. To establish and maintain product placement in these retail outlets, we compete primarily on retail support, point-of-sale performance, price and terms. Fashion is a differentiator in this market, and our ability to incorporate fashion into our Magnivision and FosterGrant product lines will be a key factor in retaining our market-leading position.

      The prescription frames market is intensely competitive, as frame styles are marketed under multiple brand names. To obtain space at an optical retailer, we compete against many companies, foreign and domestic, including Luxottica Group S.p.A., Safilo Group S.p.A., Signature Eyewear, Inc. and Motive Eyewear. Distributors also frequently carry many lines of eyewear, and we must compete with our competitors for attention from sales representatives. At major retail chains, we compete not only against other eyewear suppliers but often against private labels of the chains themselves. To best leverage our strengths in this market, we have introduced our prescription frames into optical centers within our existing large retail customers, such as Wal-Mart. We believe successful relationships with these retailers will establish our brands in the prescription frames market and give us the experience we need to expand into other retail channels.

      Our costume jewelry products are distributed to mass merchandisers. We primarily compete against other costume jewelry manufacturers, including FAF, K&M and Tanya Creations, for the ability to distribute our products under desirable branded and private label brands for large retail customers. The primary bases of competition are price and our ability to interpret fashion trends and retail support.

Intellectual Property

      Our intellectual property portfolio, including our product designs, trademarks and licenses, are of material importance to our business. We primarily protect our intellectual property rights through patent, trade secret, trade dress, trademark, copyright and unfair competition law, in addition to nondisclosure, confidentiality and other contractual restrictions. From time to time, we file litigation against those who, in our opinion, infringe upon these rights. While we cannot assure you that our efforts to protect our intellectual property rights are adequate or effective, we intend to assert our intellectual property rights against any infringer.

      Trademarks. As of June 30, 2007, our trademark portfolio consisted of 70 U.S. trademark registrations and applications and over 228 foreign registered trademarks. We have registered the Foster Grant, Magnivision, Anarchy, Anarchy Eyewear, Angel Eyewear, Gargoyles, Hyperflexx and Redi-Readers trademarks and have an application pending for the Angel trademark for use on our products in the United States. We have common law rights in the Titanium mark in the U.S. by virtue of our use of the mark in U.S. commerce. We have also registered or applied for the registration of certain other marks used by us in conjunction with the sale and marketing of our products. Additionally, we have registered certain of our trademarks, including Foster Grant and Magnivision, in foreign countries where we do business.

      Patents. As of June 30, 2007, we had been issued seven U.S. utility patents and six U.S. design patents relating to eyewear. As of such date, we had also been issued two patents in foreign countries. Two of our patents expire in 2007, five in 2008, one in 2009, one in 2010, three in 2011, two in 2014 and one in 2022. We do not have any patents that we believe are, individually or in the aggregate, material to our results of operations or financial condition.

Licenses

      Ironman Triathlon. In April 1998, we entered into (and subsequently amended) an exclusive license agreement with World Triathlon Corporation to manufacture, market, distribute and sell sunglasses and eyewear accessories under the Ironman Triathlon brand in the United States, Canada, Mexico, Germany, the United Kingdom, Ireland and Brazil. We also have a right of first refusal to distribute and sell these products in all other countries. The license agreement terminates on December 31, 2011. The license agreement provides that we will guarantee certain minimum net sales requirements and make certain guaranteed minimum royalty payments. If, among other things, we fail to make a royalty payment, or fail to meet certain minimum net sales requirements, World Triathlon may terminate the license agreement prior to the expiration of the term. We have exceeded our minimum net sales requirements each year under the license agreement.

      Levi Strauss Signature. In December 2005, we entered into an exclusive license agreement with Levi Strauss & Co. to design, manufacture, market and sell prescription frames, non-prescription reading glasses and sunglasses under the Levi Strauss Signature brand in the United States. In 2006, we twice amended this agreement to allow us to (1) add Canada to the territory in which we can sell Levi Strauss Signature eyewear products and (2) remove our ability to sell products in the independent channel and lower our guaranteed minimum royalty if Wal-Mart ceases selling Levi Strauss Signature eyewear product. The license agreement terminates on December 31, 2008, but may be renewed by Levi Strauss in its sole discretion for an additional three-year term if a predetermined net sales amount is met in 2007 and we are in compliance with all terms and conditions under the agreement. Under the terms of the license agreement, we have agreed to make certain minimum royalty payments to Levi Strauss on a quarterly basis. If, among other things, we fail to make a royalty payment, or fail to achieve sufficient sales to generate earned royalties exceeding the guaranteed minimum royalty payment, Levi Strauss may terminate the license agreement prior to the expiration of the term.

      Body Glove. In June 2004, we entered into an exclusive license agreement with Body Glove International, LLC to design, manufacture, advertise, promote, distribute and sell prescription frames and sunglasses under the Body Glove brand in North America. The license agreement terminates on December 31, 2007. Subject to satisfying certain minimum net sales requirements, we may extend the term of the license agreement through December 31, 2010. We have exceeded our minimum net sales requirement each year under the license agreement.

      C9 by Champion. In July 2004, we entered into a non-exclusive license agreement with Champion Athleticwear to manufacture, market, sell and distribute Champion and C9 by Champion brand sunglasses in the United States. We amended the license agreement in July 2006 extending the term until December 31, 2009. We have exceeded our minimum net sales requirement each year under the license agreements. If, among other things, we fail to make timely royalty payments more than once in any contract year, Champion may terminate the license agreements prior to the expiration of the term.

      Daytona International Speedway. In May 2006, we entered into an exclusive license agreement with International Speedway Corporation, as the authorized licensing agent of

Daytona International Speedway, LLC, to manufacture, market and sell branded and driver co-branded eyewear under the Daytona International Speedway brand in North America, Puerto Rico and U.S. military bases abroad. The license agreement terminates on November 30, 2008. Under the terms of the license agreement, we have agreed to make certain minimum royalty payments to International Speedway Corporation on an quarterly basis. If, among other things, we fail to make a royalty payment, International Speedway Corporation may terminate the license agreement prior to the expiration of the term.

Governmental Regulation

General

      Our operations are subject to a variety of federal, state and local quality control standards and regulatory requirements relating to health and safety matters. In particular, we are subject to regulations promulgated by the Occupational Safety and Health Administration, pertaining to health and safety in the workplace and the regulation of corresponding state agencies. Our international businesses are subject to similar regulations in the countries where they operate, and are subject to various international trade agreements and regulations. We believe that we are in compliance in all material respects with all applicable governmental regulations.

Food and Drug Administration; State Regulations

      Our non-prescription reading glasses and sunglasses are considered to be medical devices by the United States Food and Drug Administration, or FDA. Accordingly, the manufacture and sale of these products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, as amended by the Medical Device Amendments of 1976 and certain subsequent amendments. Non-prescription sunglasses and magnifying reading glasses that are appropriately labeled are exempt from the “premarket notification process” that is applicable to medical devices that potentially pose greater risk to individuals than our products. However, non-prescription sunglasses and reading glasses must be fitted with impact resistant lenses and comply with other FDA requirements. They must also be manufactured from non-flammable finished materials, and must meet the flammable solid requirements and other requirements of federal law. As an establishment involved in the distribution of medical devices intended for marketing and commercial distribution in the United States, we are required to, and have registered with, the FDA. We are subject to inspection by the FDA for compliance with applicable laws and requirements, and may be subject to monetary and other more severe penalties if we are found to be non-compliant. In addition, we are subject to various state regulations that dictate which types of reading glasses may be sold with and without a prescription. For example, the FDA does not require a prescription for reading glasses, but some states have imposed magnification limits on non-prescription reading glasses. We are also subject to state labeling laws, which vary from state to state.

Imports and Import Restrictions

      Our products are manufactured overseas. As a result, our operations are, or may become, subject to various existing and proposed international trade agreements and regulations. While new or modified trade agreements may benefit our business by reducing or eliminating the duties and/or tariffs assessed on products manufactured in a particular country, they may also pose requirements that negatively affect our business, such as limiting the countries from which we can purchase our products and setting quantitative limits on products that may be imported from a particular country. We are also subject to other restrictions imposed by the United States which include certain prohibitions as set forth in the regulations issued by the U.S. Department of Commerce, the U.S. Department of State and the U.S. Department of the Treasury (Office of Foreign Asset Controls) with regard to “specially designated” or blocked persons or entities with which we are prohibited from doing business, as well as import/trade restrictions imposed by the countries in which our products are manufactured and sold. Modification and imposition of trade restrictions is based upon relationships between nations that we are unable to control, and we cannot predict the effect, if any, these events would have on our operations, especially in light of the concentration of our product sourcing in Asia.

Environmental Matters

      We are subject to various federal, state and local laws and regulations governing activities or operations that may have adverse environmental or health and safety effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. Compliance with environmental laws and regulations has not had a material impact on our operations, but there can be no assurance that future compliance with such laws and regulations will not materially adversely affect our operations in the future. While we believe that no environmental issues currently exist that would materially adversely affect our financial position, operations or results of operations, current environmental requirements may change or become more stringent, unforeseen environmental incidents may occur, or environmental conditions may be discovered on properties, formerly or currently owned or operated by us, any of which could materially adversely affect our financial position, operations or results of operations.

Properties

      Our leased and owned properties are listed in the table below. Our corporate headquarters is located on 32 acres in Smithfield, Rhode Island, and both the facility and the land are wholly owned by us. Originally constructed in 1976 and expanded by 125,000 square feet in 1998, this facility houses a 150,000 square foot warehouse and distribution center and 37,000 square feet of office space. We also maintain showrooms and sales offices domestically in Bentonville, Arkansas and New York, New York; and internationally in Toronto, Canada, Mexico City, Mexico and Stoke-on-Trent, United Kingdom. We believe our current space is adequate for our current operations and when necessary, suitable replacement or additional space will be available on commercially reasonable terms. Information regarding the location, use and approximate size of our corporate headquarters and facilities is set forth below:

		Square	Owned/
Location	Principally Used by	Footage	Leased

Smithfield, RI(1)	FGX	187,000	Owned
Bentonville, AR	FGX	1,950	Leased
Miramar, FL(2)	N/A	97,000	Leased
New York, NY	FGX	2,750	Leased
Toronto, Canada	Operations in Canada	3,100	Leased
Stoke-on-Trent, United Kingdom	Operations in Europe	37,416	Leased
Mexico City, Mexico	Joint Venture in Mexico	100,000	Leased
Shenzhen, China	Operations in Asia	1,710	Leased

(1)	The Smithfield, Rhode Island facility listed in the table above is pledged as collateral under our credit facility.

(2)	The Miramar, Florida facility lease was assumed during our acquisition of Magnivision on October 1, 2004 and since then we have consolidated its offices, distribution center and operations into our Smithfield, Rhode Island facility. On March 31, 2005, we ceased operations at the Miramar facility. The Miramar facility lease terminates in April 2011. Although we assumed approximately 200,000 square feet of space under the Miramar, Florida facility lease at the time of the Magnivision acquisition, in January 2007, we subleased approximately 103,000 square feet for the balance of the lease term. In addition, in September 2007 we subleased approximately 46,000 square feet of the Miramar, Florida facility through January 15, 2008. We have engaged a commercial real estate broker to assist in locating potential subtenants to sublease the rest of this facility.

Employees

      As of June 30, 2007, we employed approximately 385 full-time employees and over 2,100 part-time employees worldwide. None of our employees are represented by a collective bargaining agreement. We consider our relationships with our employees to be good, and we have never experienced a work stoppage. Most of our part-time employees are members of our field service organization, providing re-stocking and support services for our customers. We also employ temporary employees on an as-needed basis in the Smithfield, Rhode Island facility to meet seasonal needs and fulfill orders, which currently operates one shift per day, five days per week.

Legal Proceedings

      In May 2005, Coda Gargoyles, LLC, filed a lawsuit in the Supreme Court of the State of New York, County of New York alleging that one of our subsidiaries, Quantum Optics, Inc., made insufficient efforts to market products and collect accounts receivable to produce sufficient revenue to trigger earn-out provisions under our December 2003 purchase agreement relating to the acquisition of our premium brands, Anarchy, Angel and Gargoyles. The plaintiff has claimed not less than $2.0 million in damages plus interest, attorney’s fees and costs. One of the counts of the plaintiff’s three-count complaint was a claim for breach of an implied duty of good faith and fair dealing, which was dismissed by the trial court on October 31, 2005. The two remaining counts are breach of contract and a demand for an accounting. Discovery is scheduled to close in February 2008, and we expect that a trial date will be set thereafter. No appeal has been taken of the dismissal of the first count of the complaint. No insurance is available and we are defending the suit vigorously.

      In February 2007, Sun Optics, Inc. filed a lawsuit in the United States District Court, Central District of Utah alleging infringement of two of their design patents for eyeglass cases and seeking an injunction, damages, attorneys’ fees and a jury trial. On March 8, 2007, the plaintiff voluntarily dismissed that lawsuit and then re-filed it in the United States District Court, District of Delaware on March 8, 2007. Plaintiff promptly sought a preliminary injunction concerning the design patents. On April 5, 2007, plaintiff moved to amend its pleadings to include a count of infringement of a utility patent for an eyeglass display and sought a preliminary injunction concerning the utility patent. On August 2, 2007, the plaintiff’s motion to amend was granted, but both motions for a preliminary injunction were denied. On August 22, 2007, plaintiff appealed the denial of its motions for a preliminary injunction to the United States Court of Appeals for the Federal Circuit. We intend to defend the action vigorously.

      From time to time we are also a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We do not believe that we are subject to any proceedings that, individually or in the aggregate, would be expected to materially adversely affect our results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

      Set forth below are our executive officers, directors and director appointees and their ages and positions as of the date hereof.

Name	Age	Position

Alec Taylor	54	Chief Executive Officer and Director
Jack H. Flynn, Jr.	57	President
Anthony Di Paola	41	Executive Vice President, Chief Financial Officer and Treasurer
Steve Crellin	47	Executive Vice President, Domestic Sales
Jeffrey J. Giguere	47	Executive Vice President, General Counsel and Secretary
Gerald Kitchen	59	Executive Vice President, Operations
Jared Bluestein	33	Director
Jennifer D. Stewart	35	Director
Zvi Eiref	69	Director Appointee
Robert L. McDowell	66	Director Appointee

      Set forth below is a brief description of the business experience of our executive officers, directors and director appointees.

      Alec Taylor, Chief Executive Officer and Director— Mr. Taylor has served as our Chief Executive Officer since October 2005 and one of our directors since December 2005. Prior to that, Mr. Taylor was President and Chief Operating Officer of Chattem, Inc., a publicly traded manufacturer and marketer of health and beauty products, toiletries and dietary supplements from January 1998 to September 2005 and a director of Chattem from 1993 until September 2005. Previously, Mr. Taylor was an attorney with Miller and Martin in Chattanooga, TN from 1978 to January 1998. Mr. Taylor is also a corporate director of Olan Mills, Inc., a privately held portrait photography business, and Constar International Inc., a publicly traded manufacturer of plastic containers. Mr. Taylor received a Bachelor of Arts degree in Political Science from Furman University and a J.D. from Vanderbilt University School of Law.

      Jack H. Flynn, Jr., President— Mr. Flynn has served as our President since December 2004. Prior to that, Mr. Flynn was the Executive Vice President, Sales of AAi.FosterGrant, Inc. from 1998 to December 2004, President and CEO of the predecessor of AAi.FosterGrant, Inc. from 1985 to 1998, and Vice President of AAi.FosterGrant, Inc. (f/k/a Accessories Associates Inc.) from 1982 to 1985. From 1979 to 1982, Mr. Flynn was director of field service for K&M Associates and Vice President of Puccini Associates. Mr. Flynn sits on the board of the Sunglass Association of America Inc. Mr. Flynn is a graduate of Northeastern University with a Bachelor of Arts degree in Sociology.

      Anthony Di Paola, Executive Vice President, Chief Financial Officer and Treasurer— Mr. Di Paola has served as our Executive Vice President, Chief Financial Officer and Treasurer since July 23, 2007. Prior to that, Mr. Di Paola held various finance positions at General Electric, including Americas Controller for GE Water & Process Technologies, from February 2005 to July 2007. Mr. Di Paola also previously served as Vice President and Corporate Controller of Ionics, Inc., a publicly traded supplier of water purification and wastewater treatment equipment and services, from May 2000 to February 2005, when Ionics was acquired by General Electric Company. From 1997 to 2000, Mr. Di Paola held various finance and accounting positions with Thyssen Elevator Group North America, including Corporate Controller. From 1991 to 1997 Mr. Di Paola served as Assistant Controller for Vector Healthsystems and from 1988 to 1991 worked for

Ernst & Young. Mr. Di Paola received a Bachelor of Science Degree from the University of Rhode Island and is a Certified Public Accountant.

      Steve Crellin, Executive Vice President, Domestic Sales— Mr. Crellin has served as our Executive Vice President, Domestic Sales since January 2006, our Executive Vice President, Magnivision from October 2004 to December 2005 and the Vice President, Sales of Magnivision from February 1998 to October 2004. Prior to that, Mr. Crellin was Magnivision’s National Sales Manager from May 1997 to February 1998 and Eastern Divisional Sales Manager from March 1996 to May 1997. Prior to joining Magnivision, Mr. Crellin was the National Sales Director of Accessories Associates, Inc. from February 1991 to March 1996, the Director of Field Sales of the FosterGrant Corporation from April 1986 to February 1991, and worked in various sales and account management positions with Plough Sales Corporation from 1979 to April 1986. Mr. Crellin sits on the advisory board of the National Association of Chain Drug Stores and on the board of the Sunglass Association of America, Inc. Mr. Crellin attended the University of Utah and Diablo Valley College.

      Jeffrey J. Giguere, Executive Vice President, General Counsel and Secretary— Mr. Giguere has served as our Executive Vice President, General Counsel and Secretary since April 2007. Mr. Giguere served as Vice President, General Counsel and Secretary of American Power Conversion Corporation, a publicly traded, leading provider of back-up power products and services, from June 2001 to March 2007. In addition, Mr. Giguere served as General Counsel of American Power Conversion Corporation from April 2000 to June 2001 and as Director of Legal Affairs of American Power Conversion Corporation from April 1998 to April 2000. Prior to that, Mr. Giguere served as Assistant General Counsel of A.T. Cross Company from December 1993 to March 1998. Mr. Giguere holds a Bachelor of Arts degree from Rollins College and a J.D. from Washington & Lee University School of Law.

      Gerald Kitchen, Executive Vice President, Operations— Mr. Kitchen has served as an Executive Vice President of ours since January 2007, our Vice President, Operations since September 2004 and the Vice President, Operations of our subsidiary, AAi.FosterGrant, Inc., since January 2004. Prior to that, Mr. Kitchen served as President of Blue Mountain Industries, Inc., a textile manufacturer, from January 2003 to December 2003, Vice President of Global Sourcing for Roam International Limited, a luggage importer, from April 2000 to December 2002, Vice President— Global Sourcing for Samsonite, a luggage and luggage accessory company, from 1996 to April 2000 and Vice President International Sourcing/ Manufacturing for American Tourister, a luggage and luggage accessory company, from 1980 to 1996. Mr. Kitchen has a Bachelor of Science degree and a Masters of Business Administration from the University of Massachusetts.

      Jared Bluestein, Director— Mr. Bluestein has served as our director since September 2004 and a director of AAi.FosterGrant, Inc. since April 2002. Mr. Bluestein has also served as the Chief Operating Officer of Berggruen Holdings Ltd since June 1996 and has been involved in the execution and oversight of over 40 direct investments in the United States and Europe. He plays a key role in Berggruen Holdings Ltd buyout activities, investment sourcing, portfolio oversight and firm administration. Mr. Bluestein also serves on the boards of directors of Bonded Services Inc., Desa International, Hoover Treated Wood Products and Apex Design Technology. Mr. Bluestein holds degrees in Finance and International Business from The Pennsylvania State University.

      Jennifer D. Stewart, Director— Ms. Stewart has served as our director since October 2006. Ms. Stewart has also served as a managing director of Berggruen Holdings Ltd since August 2005. Prior to that, Ms. Stewart was a Managing Partner of The 180 Group, a private equity fund, from September 2001 to July 2005. From May 2004 to September 2004, Ms. Stewart also served as the Interim CEO of The Mexmil Company, an aviation interiors product and service provider. Prior to joining The 180 Group, Ms. Stewart held positions with Bear Stearns

Merchant Banking, Exxon Corporation and BankPass. Ms. Stewart also serves on the board of directors of The Mexmil Company, Lee Cooper, Apex Design Technology and Incentive Technology Corp. Ms. Stewart holds a Bachelor of Science degree with Honors and High Distinction in Chemical Engineering from The Pennsylvania State University and a Masters of Business Administration from the Harvard Business School.

      Zvi Eiref, Director Appointee— Mr. Eiref will serve as our director prior to the consummation of this offering. Mr. Eiref served as Vice President Finance and Chief Financial Officer of Church & Dwight Co., Inc., a publicly traded developer, manufacturer and marketer of a broad range of household, personal care and specialty products from November 1995 to September 2006. Mr. Eiref also previously served in that capacity from 1979 to 1988. Mr. Eiref also served as Vice President Investor Relations and M&A from September 2006 until his retirement in December 2006. From 1988 to 1995, Mr. Eiref served as the Senior Vice President Finance for Chanel, Inc. Mr. Eiref graduated from Oxford University and the London School of Economics, and is a member of the Institute of Chartered Accountants in England.

      Robert L. McDowell, Director Appointee— Mr. McDowell will serve as our director prior to the consummation of this offering. Mr. McDowell has been the Chairman of the Board of Olan Mills, Inc. since January 2005 and the President and Chief Executive Officer of Olan Mills, Inc. since 1996. Prior to that, Mr. McDowell served as the Chairman and Chief Executive Officer of Eye Care Centers of America, Inc., a retail super-optical chain, from 1993 to 1996, Senior Vice President of Sears, Roebuck and Co. from 1989 to 1993, Chief Financial Officer of Sears Direct Marketing from 1991 to 1993, Vice President and Chief Financial Officer of Sears Specialty Merchandising from 1989 to 1991, Vice President of Corporate Development of the May Department Stores Co. from 1983 to 1989, Assistant Vice President of Fingerhut Corporation from 1978 to 1982, and held various financial management positions with TransWorld Airlines from 1968 to 1978. Mr. McDowell will continue to serve on the board of directors of Olan Mills, Inc. after the consummation of this offering. Mr. McDowell holds a Bachelor’s degree from Bryant University and a Masters of Business Administration from the University of Chicago.

Board of Directors

      Our business and affairs are managed under the direction of our board of directors. The board is currently composed of three directors, none of whom is an independent director under the applicable Nasdaq Marketplace rules. Prior to the consummation of this offering, we intend to have five directors, two of whom will be independent under these rules. Within one year following the consummation of this offering, we intend to have seven directors, four of whom will be independent under these rules.

Board Committees

      We plan to nominate two independent members to each of our audit committee, compensation committee and nominating and corporate governance committee effective prior to the consummation of this offering. We plan to nominate an additional independent member to each of these committees within one year following the consummation of this offering such that each of these committees will consist of three independent members. All of our audit, compensation and nominating and corporate governance committee members will be independent as such term is defined under Nasdaq Marketplace Rule 4350. In addition, all of our audit committee members will meet the independence standards set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

Audit Committee

      Prior to the consummation of this offering, we will have an audit committee that will have responsibility for, among other things, assisting our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our independent registered public accounting firm; and

•	any related person transactions.

      The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.

      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee

      We intend to establish a compensation committee prior to the consummation of this offering with responsibility for, among other things:

•	overseeing the compensation of our executive officers;

•	administering our equity incentive compensation plans; and

•	reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans.

Nominating and Corporate Governance Committee

      We intend to establish a nominating and corporate governance committee prior to the consummation of this offering with responsibility for, among other things:

•	identifying and recommending nominees for election to our board of directors;

•	developing and recommending to our board of directors our corporate governance principles; and

•	overseeing the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

      Prior to the consummation of this offering, we did not have a compensation committee, or other board committee performing an equivalent function. None of our officers or employees, other than our Chief Executive Officer, participated in deliberations of our board of directors concerning executive officer compensation. None of our executive officers will serve as a member of the compensation committee, or other committee serving an equivalent function, and none of them has served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any other entity of which an executive officer is expected to serve as a member of our compensation committee.

      Mr. McDowell serves as the Chairman of the Board of Directors, President and Chief Executive Officer of Olan Mills, Inc. Mr. Taylor, our Chief Executive Officer, is a member of the Board of Directors of Olan Mills, Inc. Mr. Taylor is not involved in setting the compensation of Mr. McDowell at Olan Mills, Inc.

Compensation Discussion and Analysis

      Since September 2003, we have been controlled by our principal shareholder, BHNA. Although our board of directors has been responsible for the implementation and administration of all of our benefit and compensation plans and programs, including, without limitation, administering our equity and non-equity incentive plans and reviewing and approving, on an annual basis, all compensation decisions relating to elected officers, including those for our Chief Executive Officer and the other named executive officers named in the Summary Compensation Table below, these plans and programs have, prior to October 2005, been subject to the approval of BHNA. Following the commencement of Mr. Taylor’s employment in October 2005, Mr. Taylor has been primarily responsible for setting the compensation of our named executive officers, consistent with our compensation philosophy described in this section and subject to the terms of any existing employment agreements and the approval of BHNA. Mr. Taylor has also been responsible for setting the compensation of our recently hired executive officers (subject to the approval of BHNA), including Anthony Di Paola, our chief financial officer. As soon as practicable after the consummation of this offering, the compensation committee of the board of directors shall be responsible for implementing and administering all aspects of our benefit and compensation plans and programs. All of the members of our compensation committee will be independent directors who are not currently members of our board.

      At the time of the acquisition of AAi.FosterGrant, Inc. by our principal shareholder, Mr. Flynn and Mr. Lagarto each had long-term employment agreements with AAi.FosterGrant, Inc. The employment agreements between us and each of Mr. Flynn and Mr. Lagarto are based on their prior agreements with AAi.FosterGrant. The terms of Mr. Taylor’s and Mr. Crellin’s employment agreements were negotiated by our principal shareholder based on prevailing market conditions and available data on the compensation of executives in similar positions with comparable companies (e.g., Chattem, Inc., Mr. Taylor’s prior employer, and Oakley, Inc., one of our competitors in the specialty retail channel). The SEC filings for both companies contained specific information concerning the compensation, and employment terms and conditions, of their respective named executive officers. Mr. Taylor’s and Mr. Crellin’s aggregate compensation terms were in the middle of the range of available data. The final compensation terms were negotiated by a representative of our principal shareholder with each of Messrs. Taylor and Crellin. Consequently, the base salary and equity compensation portions of those employment agreements were fixed and our board of directors has had no involvement with those aspects of the compensation of our senior executives. To the extent, in the future, that our employment agreements contain qualitative standards for discretionary bonuses, our board of directors intends to take the following steps to ensure direct correlation between executive compensation and performance:

•	initiate a practice of reviewing the performance of all senior executives at every board meeting; and

•	establish annual reviews of compensation reports for the named executive officers.

      At each board meeting, our Chief Executive Officer evaluates the performance of all other senior executives, and our board evaluates the Chief Executive Officer’s performance, in each case based on quantitative performance criteria such as sales, profitability, new account activity and product shipments, and qualitative criteria such as business decisions, product and process suggestions and identification and development of business opportunities.

      For each of fiscal 2005 and fiscal 2006, all bonuses awarded to executive officers (as set forth in the following Summary Compensation Table under the heading, “Non-Equity Incentive Plan Compensation”) were based on the satisfaction of specific, quantitative targets based upon EBITDA, after excluding for compensation purposes certain extraordinary expenses that our board of directors believed to be non-recurring in nature. Those targets were established by our board of directors, which is controlled by our principal shareholder, at the beginning of fiscal 2005 and fiscal 2006. For fiscal 2005 the target was $35.8 million, and for fiscal 2006 the target was $46.8 million. In addition, Mr. Lagarto received an additional bonus in fiscal 2005 based on our completion of the integration of Magnivision into our operations by March 31, 2005. In the future, our compensation committee shall be responsible for establishing and implementing new qualitative performance standards for executives bonuses.

      Our board of directors believes that compensation paid to our named executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that their compensation should assist us in attracting and retaining key executives critical to our success. Our compensation packages are designed to encourage our named executive officers to think and act like shareholders. We want our named executive officers to take appropriate risks in order to generate returns for our shareholders and share in any adverse consequences if those risks cause poor performance or operating losses.

      As described in the discussion of their employment agreements, each named executive officer’s compensation package (other than Mr. Kitchen who was not at the time a party to an employment agreement) is comprised of the following components:

•	Base Salary. Each employment agreement establishes a base salary for the first year of the agreement. Although Mr. Kitchen was not a party to an employment agreement in fiscal 2006, his base salary for that year was established at a level commensurate with that of his position relative to our other named executive officers and other senior executives in similar positions of comparable companies. The comparable companies used to benchmark Mr. Kitchen’s salary for fiscal 2006 were Chattem, Inc., a similarly sized consumer products company for which Mr. Taylor was president and chief operating officer from January 1998 until September 2005, and Constar International Inc., a similarly sized public company (based on EBITDA) for which Mr. Taylor serves as the chairman of the compensation committee. Mr. Kitchen’s base salary for fiscal 2006 was established at the midpoint of the salaries of the vice presidents of operations at the comparable companies. Although Mr. Taylor did not benchmark other similarly sized companies in determining Mr. Kitchen’s base salary, Mr. Taylor believed that the companies that he did look at were sufficiently representative to determine Mr. Kitchen’s base salary. In August 2007, we entered into an employment agreement with Mr. Kitchen, on the terms set forth herein, in order to treat Mr. Kitchen in the same manner as our other senior executive officers. The employment agreements of all of our named executive officers, other than Mr. Taylor, contain provisions for minimum annual increases in base salary. The board of directors has the discretion to increase the base salaries of our named executive officers in excess of the contractual minimums. Those increases will be based upon such factors as our performance, the performance of our named executive officers and salaries of senior executives in similar positions of comparable companies. The base salary of Mr. Taylor is reviewed annually by the board of directors, and the base salary of each of our other named executive officers is reviewed annually by Mr. Taylor, in each case to ensure that the proper amount of compensation is being paid to Mr. Taylor and our other named executive officers commensurate with their services performed for us. In fiscal 2006, each of Messrs. Crellin, Flynn and Lagarto received increases in their base salaries pursuant to the terms of their employment agreements of 6.0%, 4.0%, and 6.0%, respectively, and Mr. Kitchen received an increase of 5.7% pursuant to the factors set forth above. The increases in each of Mr. Lagarto’s and Mr. Crellin’s base salaries were the minimum increases required by each of their employment agreements. The increase in Mr. Flynn’s base salary was, in accordance with his employment agreement, based on the increase in the CPI and was further increased by Mr. Taylor due to the low percentage increase in such CPI. The increase in Mr. Kitchen’s base salary was determined by Mr. Taylor, based upon a percentage increase substantially consistent with the percentage increases of the salaries of Mr. Flynn, Mr. Lagarto and Mr. Crellin in fiscal 2006. Although Mr. Taylor’s employment agreement does not contain a provision for an automatic increase in base salary, effective as of October 19, 2006, Mr. Taylor’s base salary was increased to $475,000 based on the board’s satisfaction with, and appreciation of, Mr. Taylor’s job performance, and our performance, during the first year of his employment. During that period, our net sales increased by 10.2%, our gross profit increased by 5.0% and our EBITDA increased by 25.5%. The 5.6% increase in Mr. Taylor’s base salary was substantially consistent with the percentage increase of the base salaries of our other senior executives in fiscal 2006.

In July 2007, we hired Mr. Di Paola to serve as our chief financial officer. We entered into an employment agreement with Mr. Di Paola on terms that were established at a level commensurate with that of his predecessor and our other named executive officers. Mr. Di Paola’s employment agreement provides that he is entitled to receive a base salary of $285,000 per year, subject to annual review for increases at the same time and under the same circumstances as our other executive vice presidents. In addition, our board of directors or compensation committee may further increase his base salary from time to time in their sole discretion, based upon our performance and his particular contributions. Mr. Di Paola is also entitled to receive a one-time supplemental bonus of $125,000, which amount was determined based on a portion of his compensation that he would forgo at his then current employer.

•	Annual Cash Incentive Awards. Each named executive officer is eligible to receive an annual cash bonus, in an amount equal to a certain percentage of his or her base salary between 10% and 50%, based upon our achievement of certain performance targets established by the board of directors at the beginning of each fiscal year. These performance targets have historically been based upon EBITDA. Our board of directors believes that the use of this performance criterion adequately reflects both the quantitative performance of the executive officer and our company. For fiscal 2006, as a result of our board of directors’ determination regarding the achievement of the performance targets previously established, each of our named executive officers received the maximum cash bonus to which they were entitled pursuant to their employment agreements.

•	Equity Compensation. All of our named executive officers, other than Mr. Kitchen, have received equity compensation awards in the form of incentive stock options, which generally would not entitle us to any related tax deduction. However a majority of the incentive stock options that were issued to our executives exceeded the $100,000 per year dollar limitation (with respect to exercisability) set forth in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the incentive stock options issued in excess of this $100,000 per year limitation will be treated as non-qualified stock options for tax purposes. We will therefore be entitled to a tax deduction in the year in which the non-qualified stock option is exercised in an amount equal to the amount by which the fair market value of the shares underlying the non-qualified stock options on the date of exercise exceeds the option exercise price. As to vesting, the majority of those incentive stock options are time based. A portion of Mr. Taylor’s incentive options vest based on the occurrence of specific events related to this offering and the performance of our stock following this offering, thereby aligning Mr. Taylor’s interests with those of our future public shareholders. We did not grant any stock options in 2006. Mr. Taylor and Mr. Crellin were granted stock options in 2005 and one-third of the time-based portion of those options vested in 2006. The vesting of those options did not affect the cash compensation of either Mr. Taylor or Mr. Crellin for 2006. In addition, Mr. Di Paola will receive 159,782 stock options (equivalent to 0.75% of the number of our shares issued and outstanding on the date of this offering) upon consummation of this offering on terms consistent with those set forth under “ — IPO Grants” below. This amount was determined by the board of directors based on the prior holdings of our former chief financial officer, the anticipated equity grants to our other officers and negotiation between Mr. Taylor and Mr. Di Paola.

•	Other Benefits. Our board of directors provides each named executive officer with certain other benefits, including without limitation, automobile allowances and life insurance. The board has determined, based on publicly available information, that these benefits are typically provided to senior executives of similar consumer products companies.

      In general, our board of directors has set forth the following policies with respect to our compensation and benefit plans and programs:

•	Base salary should comprise approximately 50% of a named executive officer’s cash compensation and incentive bonuses should comprise the remaining 50% of such compensation.

•	Cash (including salary and bonuses) and non-cash compensation should be allocated as follows: approximately two-thirds for cash compensation (short term compensation) and approximately one-third for non-cash compensation (composed of employee benefits and long-term compensation in the form of equity awards such as stock options). The long-term compensation element is designed to emphasize the performance measures our named executive officers need to address in order to deliver shareholder value.

•	There should be a direct relationship between compensation and the achievement of our long-term goals and our management should be exposed to downside equity performance risk.

•	Prior to determining the compensation package, or a compensation award, to a named executive officer, our board of directors takes into account the impact of the accounting and tax treatments of each particular compensation package or award, including the tax and accounting treatment of incentive stock options and non-qualified stock options.

Option Grant Policies

      Historically, all of our named executive officers received stock options, except for Mr. Kitchen, who we expect will receive 69,239 stock options prior to the consummation of this offering on terms consistent with those set forth under “— IPO Grants” below. We do not expect that any other named executive officer will receive stock options prior to the consummation of this offering. As discussed below under “Equity Compensation Plans”, on October 16, 2007 we adopted a new incentive compensation plan. That plan is designed to align management’s performance objectives with the interests of our shareholders. Awards under our 2007 Incentive Compensation Plan will be administered by our compensation committee. That committee will be authorized to select eligible persons to receive awards and determine the type, number and other terms and conditions of, and all other matters relating to awards. The committee will also establish the compensation goals and policies which will be used to determine eligibility for, and the amount of, any awards under the Plan.

Change of Control Payments

      Mr. Taylor’s employment agreement contains provisions providing for payments upon a change of control and the right to require us to repurchase any of our ordinary shares which he owns following his termination by us without cause or for good reason. Such provisions are common for chief executive officers of private companies owned by private equity firms. In addition, each of our other named executive officers who is a party to an employment agreement is entitled to receive a payment upon a change of control.

Acceleration of Options

      On November 29, 2005, our board accelerated the vesting of all of the then-outstanding event-based options held by Mr. Lagarto and Mr. Flynn in order to allow them to exercise those options and participate in a dividend declared in December 2005. Mr. Flynn exercised 202,136 options and Mr. Lagarto exercised 189,675 options at an exercise price of $0.38 per option share. Mr. Flynn and Mr. Lagarto received a net dividend of approximately $1.8 million and $1.3 million, respectively. Our board believed that it was appropriate to allow those individuals to participate in the dividend based on their contributions to our success.

Director Compensation

      In fiscal 2005 and fiscal 2006, none of our directors received any compensation for service as a member of our board of directors or board committees.

      Upon consummation of this offering, directors who are also our employees will continue to receive no compensation for service as members of either the board of directors or board committees. However, we expect directors who are not our employees will:

•	be paid a base annual retainer of $25,000;

•	be paid a fee of $1,000 for attendance at each board meeting;

•	be paid a fee of $1,000 for attendance at each committee meeting; and

•	receive an annual grant of options to purchase 1,000 of our ordinary shares.

      In addition, we expect the chair of the audit committee will receive an additional annual retainer of $5,000, the chair of the compensation committee will receive an additional annual retainer of $3,000 and the chair of the nominating and corporate governance committee will receive an additional annual retainer of $2,000.

      We intend to reimburse promptly all non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or committees. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

Executive Compensation

      The following table sets forth the compensation paid or accrued during fiscal 2005 and fiscal 2006 for our Chief Executive Officer, our former Chief Financial Officer and our three other most highly compensated executive officers. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

					Non-Equity
					Incentive Plan	All Other Annual
		Salary	Bonus	Option Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(2)	($)(3)	($)(4)	($)

Alec Taylor(1)	2006	$454,519	$—	$1,058,480	$259,208	$60,315	$1,832,522
Chief Executive Officer	2005	77,885	—	—	—	11,973	89,858

Brian J. Lagarto(5)	2006	255,423	—	2,217	144,005	13,275	414,920
Executive Vice President,	2005	223,186	—	849,847	159,935	12,061	1,245,029
Chief Financial Officer,
Treasurer and Secretary

Jack H. Flynn, Jr	2006	380,244	—	2,362	213,123	15,163	610,892
President	2005	366,885	—	905,679	241,539	12,061	1,526,164

Steve Crellin	2006	305,608	—	435,757	172,806	15,150	929,321
Executive Vice President,	2005	246,347	—	—	155,899	10,201	412,447
Domestic Sales

Gerald Kitchen	2006	184,907	—	—	62,210	10,889	258,006
Executive Vice President,	2005	178,077	—	—	80,578	2,331	260,986
Operations

(1)	Mr. Taylor was hired on October 19, 2005.

(2)	Although we did not grant any options during fiscal 2006, amounts set forth in the Option Awards column for fiscal 2006 represent the amounts recognized by us as compensation expense for financial statement reporting purposes with respect to equity awards in accordance with SFAS 123R. Amounts set forth in the Option Awards column for fiscal 2005 represent the amounts recognized by us as compensation expense as a result of the acceleration of vesting of event-based options in order for certain members of management to participate in the dividend declared in December 2005. A discussion of the assumptions used in this valuation may be found in Note 10 to our consolidated financial statements.

(3)	The amounts shown in the column were paid pursuant to non-equity incentive plan compensation arrangements set forth in employment agreements with our named executive officers based on our achieving certain performance targets based upon EBITDA in fiscal 2005 and fiscal 2006. In addition, Mr. Lagarto received an additional bonus in fiscal 2005 based on the satisfaction of certain specified quantitative performance criteria with respect to the integration of Magnivision into our operations.

(4)	The amounts shown in this column include income with regard to automobile allowances, matching contributions made by us to the accounts of the named executive officers pursuant to our 401(k) Plan and with respect to Mr. Taylor, a $48,915 reimbursement for relocation expenses. Each of the named executive officers, other than Mr. Kitchen, received an automobile allowance of $11,400; Mr. Kitchen received an automobile allowance of $9,416. Each of the named executive officers, other than Mr. Taylor, received matching contributions in the amount of $1,875, $3,763, $3,750, and $1,474, respectively.

(5)	Mr. Lagarto resigned on April 27, 2007 to pursue another opportunity.

Grants of Plan-Based Awards in Fiscal 2006

      The following table provides information regarding non-equity incentive plan-based awards granted during fiscal 2006 to our named executive officers. We did not grant, re-price or materially modify any equity incentive plan based awards during fiscal 2006.

							All Other
							Option
	Estimated Future Payouts			Estimated Future Payouts			Awards:
	Under Non-Equity Incentive			Under Equity Incentive			Number of	Exercise or
	Plan Awards			Plan Awards			Securities	Base Price of
							Underlying	Option
	Threshold	Target	Maximum	Threshold	Target	Maximum	Options	Awards
Name	($)	($)	($)	($)	($)	($)	(#)	($/Sh)

Alec Taylor(1)	—	$259,208	—	—	—	—	—	—
Brian J. Lagarto(2)	—	144,005	—	—	—	—	—	—
Jack H. Flynn, Jr(2)	—	213,123	—	—	—	—	—	—
Steve Crellin(2)	—	172,806	—	—	—	—	—	—
Gerald Kitchen(3)	—	62,210	—	—	—	—	—	—

(1)	Under the terms of his employment agreement, Mr. Taylor is eligible to receive each year (x) a cash bonus equal to 50% of his base salary, if we meet or exceed our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors and (y) an additional cash bonus to be determined by our board of directors in an amount up to 50% of his base salary, if we exceed our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors such as sales, profitability, new account activity and product shipments.

(2)	Under the terms of their respective employment agreements, (i) Mr. Lagarto was eligible to receive each year non-equity incentive plan compensation of between 35% and 50% of his base salary, (ii) Mr. Flynn is eligible to receive each year non-equity incentive plan compensation of up to 50% of his base salary, and (iii) Mr. Crellin is eligible to receive each year non-equity incentive plan compensation of between 10% and 50% of his base salary, in each case, if we meet or exceed our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors. Mr. Lagarto resigned on April 27, 2007 to pursue another opportunity.

(3)	Under the terms of his employment agreement, Mr. Kitchen is eligible to receive each year non-equity incentive plan compensation of up to 50% of his base salary if we meet or exceed our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors.

Discussion of Summary Compensation Table and Plan-Based Awards Table

      We are party to an employment agreement with each of our named executive officers who is presently employed by us. Each employment agreement sets forth the terms of that officer’s employment, including among other things, salary, bonus, non-equity incentive plan and other compensation, and its material terms are described below.

      In fiscal 2005, we granted both time-based and event-based vesting incentive stock options to Mr. Taylor to purchase our ordinary shares and time-based vesting incentive stock options to Mr. Crellin to purchase our ordinary shares. The material terms of these grants are described below. In addition, our board of directors accelerated the vesting of all of the then outstanding event-based vesting options in order for certain members of management to participate in a dividend declared in December 2005.

Taylor Employment Agreement and Option Agreements

      We are party to an employment agreement with Mr. Taylor, dated as of October 19, 2005, that provides that he will serve as our Chief Executive Officer for an initial term of three years. Following the initial term, the agreement will be automatically renewed for successive one year terms, subject to our right and Mr. Taylor’s right not to renew the agreement upon at least 90 days’ written notice prior to the expiration of the initial three year term or any one year term thereafter. Under the terms of the agreement, Mr. Taylor was entitled to receive a base salary of $450,000 per year, subject to annual review for increases by our board of directors in its sole discretion. Effective as of October 19, 2006, Mr. Taylor’s base salary was increased to $475,000. In addition to the base salary, Mr. Taylor is eligible to receive each year (x) a non-discretionary cash bonus equal to 50% of his base salary, if we meet or exceed our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors and (y) an additional discretionary cash bonus to be determined by our board of directors in an amount up to 50% of his base salary, if we exceed our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors. Under the agreement, Mr. Taylor is also entitled to an automobile allowance of $1,000 per month. Mr. Taylor’s employment agreement was amended and restated in December 2006 to conform the change in control provisions in that agreement to those of our other executive officers.

      For each fiscal year commencing after the consummation of this offering, any bonus that Mr. Taylor may be entitled to receive under his employment agreement will be payable pursuant to, and in accordance with the terms and conditions of, our 2007 Incentive Compensation Plan, which we refer to as our 2007 Plan. Section 162(m) of the Code generally prevents a public company from claiming a federal income tax deduction for compensation paid to its chief executive officer in excess of $1,000,000 if and to the extent the compensation for such officer in that year is not “performance based.” However, we expect to qualify under the performance-based exceptions to the $1,000,000 limitation contained in Section 162(m) of the Code and be entitled to deduct, for federal income tax purposes, the full amount of the bonuses without limitation because (i) the performance criteria used to determine his bonuses under his employment agreement are the same as those contained in our 2007 Plan and (ii) our 2007 plan has been approved by our shareholders.

      Mr. Taylor’s salary, as disclosed in the Summary Compensation Table, accounted for approximately 86.7% of his total compensation in fiscal 2005 and approximately 24.8% of his total compensation in fiscal 2006. Mr. Taylor was not eligible to receive non-equity incentive plan compensation with respect to fiscal 2005. With respect to fiscal 2006, we consider the only bonus Mr. Taylor received to be non-equity incentive plan compensation.

      In connection with our hiring of Mr. Taylor, we granted Mr. Taylor incentive stock options to purchase 800,962 of our ordinary shares (approximately 5% of our issued and outstanding shares on the date of grant), consisting of 480,577 time-based vesting options and 320,385 event-based vesting options. Each option is exercisable at $10.11 per share and expires on December 15, 2015.

•	The 480,577 time-based vesting options vest in three annual installments as follows: 160,192 of these option became exercisable on October 19, 2006, 160,192 became exercisable on October 19, 2007 and 160,193 will become exercisable on October 19, 2008. These options will become fully vested upon the effective date of a change in control if Mr. Taylor continues to be employed by us or if his employment is terminated by us without cause, or by Mr. Taylor with good reason, within six months before and in anticipation of a change in control (as defined below).

•	The 320,385 event-based vesting options vest as follows:

•	160,192 options will become exercisable following both (x) the consummation of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.0 billion; and

•	160,193 options will become exercisable following both (x) the consummation of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.5 billion.

      If at any time prior to the consummation of this offering, we propose to issue for cash any ordinary shares to BHNA and/or one or more of its affiliates, Mr. Taylor will have the right to purchase up to five percent of the number of ordinary shares proposed to be issued thereby at the same purchase price as is proposed to be paid by BHNA.

Lagarto Employment Agreement

      We are party to an employment agreement with Mr. Lagarto, amended and restated as of August 15, 2005, that provides that he will serve as our Chief Financial Officer until either party terminates the agreement. Under the terms of the agreement, Mr. Lagarto is entitled to receive a base salary of no less than $250,000 per year, subject to no less than a six percent increase on each anniversary date in 2006 and 2007 and no less than an annual cost of living adjustment on each anniversary date thereafter. In accordance with the agreement, Mr. Lagarto’s base salary was increased to $265,000 on August 15, 2006. In addition to the base salary, Mr. Lagarto is eligible to receive non-equity incentive plan compensation of between 35% and 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors. Under the agreement, Mr. Lagarto is also entitled to an automobile allowance of no less than $950 per month and life insurance up to an aggregate benefit of $400,000.

      Mr. Lagarto’s salary, as disclosed in the Summary Compensation Table, accounted for approximately 17.9% of his total compensation in fiscal 2005 and approximately 61.6% of his total compensation in fiscal 2006. With respect to fiscal 2006, we consider the only bonus Mr. Lagarto received to be non-equity incentive plan compensation. Mr. Lagarto resigned on April 27, 2007 to pursue another opportunity.

Flynn Employment Agreement

      We are party to an employment agreement with Mr. Flynn, amended and restated as of April 10, 2006, that provides that he will serve as our President until either party terminates the agreement. Under the terms of the agreement, Mr. Flynn is entitled to receive a base salary of no less than $370,000 per year, subject to no less than an annual cost of living adjustment on each anniversary date thereafter. In addition to the base salary, Mr. Flynn is eligible to receive non-equity incentive plan compensation of up to 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors. Under the agreement, Mr. Flynn is also entitled to an automobile allowance of no less than $950 per month and life insurance up to an aggregate benefit of $400,000.

      Mr. Flynn’s salary, as disclosed in the Summary Compensation Table, accounted for approximately 24.0% of his total compensation in fiscal 2005 and approximately 62.2% of his total compensation in fiscal 2006. With respect to fiscal 2006, we consider the only bonus Mr. Flynn received to be non-equity incentive plan compensation.

Crellin Employment Agreement and Option Agreement

      We are party to an employment agreement with Mr. Crellin, amended and restated as of September 1, 2005, that provides that he will serve as our Executive Vice President for an initial term of three years. Following the initial term, the agreement will be automatically renewed for successive one year terms, subject to our right and Mr. Crellin’s right not to renew the agreement upon at least 30 days’ written notice prior to the expiration of the initial three year term or any one year term thereafter. Under the terms of the agreement, Mr. Crellin is entitled to receive a base salary of no less than $300,000 per year, subject to no less than a six percent increase on each anniversary date in 2006 and 2007. In accordance with the agreement, Mr. Crellin’s base salary was increased to $318,000 on September 1, 2006. In addition to the base salary, Mr. Crellin is eligible to receive non-equity incentive plan compensation of between 10% and 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors.

      Mr. Crellin’s salary, as disclosed in the Summary Compensation Table, accounted for approximately 59.7% of his total compensation in fiscal 2005 and approximately 32.9% of his total compensation in fiscal 2006. With respect to fiscal 2006, we consider the only bonus Mr. Crellin received to be non-equity incentive plan compensation.

      We granted Mr. Crellin time-based vesting incentive stock options to purchase 141,705 of our ordinary shares. Each option is exercisable at $8.63 per share and expires on December 15, 2015 (approximately 0.95% of our issued and outstanding shares on the date of grant). These time-based vesting options vest in three annual installments as follows: 49,597 of these options became exercisable on September 1, 2006, 49,597 of these options became exercisable on September 1, 2007 and 42,511 will become exercisable on September 1, 2008. These options will become fully vested upon the effective date of a change in control if Mr. Crellin continues to be employed by us or if his employment is terminated by us without cause within six months before and in anticipation of a change in control.

      Gerald Kitchen

      We are party to an employment agreement with Mr. Kitchen, dated as of August 27, 2007, that provides that he will serve as our Executive Vice President, Operations until either party terminates the agreement. Under the terms of the agreement, Mr. Kitchen is entitled to receive a base salary of $208,000 per year, subject to annual review for increases at the same time and under the same circumstances as our other executive vice presidents. In addition, our board of directors or compensation committee may further increase his base salary from time to time in their sole discretion, based upon our performance and his particular contributions to that performance. In addition to base salary, Mr. Kitchen is eligible to receive non-equity incentive plan compensation of up to 30% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors. Under the agreement, Mr. Kitchen is also entitled to an automobile allowance of no less than $800 per month and life insurance benefits in comparable amounts to our other senior executives.

      In connection with the annual review process, Mr. Kitchen’s annual base salary was increased from $184,907 to $208,000. That increase reflected Mr. Kitchen’s promotion from Vice President, Operations to Executive Vice President, Operations and an attempt by us to make Mr. Kitchen’s salary comparable to our other Executive Vice Presidents. In comparing Mr. Kitchen’s salary to the two benchmark companies, we determined that the salaries of the vice president of operations of Chattem and Constar International for 2007 were both approximately the same as Mr. Kitchen’s.

      Mr. Kitchen’s salary accounted for approximately 68.2% of his total compensation in fiscal 2005 and approximately 71.7% of his total compensation in fiscal 2006. With respect to fiscal 2006, we consider the only bonus Mr. Kitchen received to be non-equity incentive plan compensation.

      We expect that Mr. Kitchen will receive 69,239 stock options prior to the consummation of this offering on terms consistent with those set forth under “ — IPO Grants” below.

Outstanding Equity Awards at End of Fiscal 2006

      The following table provides information about the number of outstanding equity awards held by our named executive officers at December 30, 2006.

Outstanding Equity Awards at December 30, 2006

				Equity
				Incentive Plan
	Number of			Awards:
	Securities	Number of		Number of
	Underlying	Securities		Securities
	Unexercised	Underlying		Underlying
	Options	Unexercised		Unexercised		Option	Option
	(#)	Options (#)		Unearned		Exercise	Expiration
Name	Exercisable	Unexercisable		Options (#)		Price($)	Date

Alec Taylor	160,192	320,385	(1)	320,385	(2)	$10.11	12/15/15
Brian J. Lagarto(3)	33,472	—		—		$0.38	9/29/14
Jack H. Flynn, Jr.	35,671	—		—		$0.38	9/29/14
Steve Crellin	28,504	24,432	(4)	—		$6.14	10/02/14
	49,597	92,108	(5)	—		$8.63	12/15/15
Gerald Kitchen	—	—		—		—	—

(1)	Of these options, (i) 160,192 are time-based options that vested on October 19, 2007 and (ii) 160,193 are time based options that will vest on October 19, 2008.

(2)	Of these options, (i) 160,192 are event-based options that will become exercisable following both (x) the consummation of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.0 billion and (ii) 160,193 are event-based options that will become exercisable following both (x) the consummation of this offering and (y) our having a market capitalization for 30 consecutive trading days equal to or greater than $1.5 billion.

(3)	Mr. Lagarto resigned on April 27, 2007 to pursue another opportunity. All of Mr. Lagarto’s outstanding options terminated on May 27, 2007.

(4)	These options became exercisable on October 1, 2007.

(5)	Of these options, (i) 49,597 became exercisable on September 1, 2007 and (ii) 42,511 will become exercisable on September 1, 2008.

Option Exercises in Fiscal 2006

      None of our named executive officers exercised options during fiscal 2006.

IPO Grants

      Prior to the consummation of this offering, we intend to grant options to purchase approximately 800,000 ordinary shares at the offering price to approximately 25 members of management under our 2007 Incentive Compensation Plan, which is described below. The options will have a term of ten years, will have a per share exercise price equal to the initial public offering price of our ordinary shares and will vest in equal annual installments over the three-year period following the consummation of this offering, subject to the executive’s continued employment with us. The options will be subject to the other terms and conditions of our 2007 Incentive Compensation Plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Equity Compensation Plans

2004 Key Executive Stock Option Plan

      In September 2004, we adopted, and in December 2005 we amended and restated, the 2004 Key Executive Stock Option Plan, or KESOP. The following is a summary of certain principal features of the KESOP. This summary is qualified in its entirety by reference to the complete text of the KESOP, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

      Shares Subject to Stock Option Plan. An aggregate of 1,673,191 ordinary shares were available for issuance under the KESOP (including options to purchase ordinary shares that terminated and were again available for issuance). As of December 31, 2005, no shares remained available for issuance under the KESOP.

      Administration. Our board of directors serves as administrator of the KESOP. The administrator has the authority to construe and interpret the terms of the KESOP and make all determinations required or provided for under the KESOP.

      Eligibility. Our board of directors has determined in its discretion from time to time the senior executives of our company entitled to receive options granted under the KESOP and the number of such options.

      Terms and Conditions of Purchase. All options granted pursuant to the KESOP are evidenced by a written agreement. Our board of directors has fixed the purchase price of each of our ordinary shares subject to an option provided the purchase price is not less than 100% of the fair market value of a share. Each option terminates ten years from the date such option was granted or on such earlier date as may be fixed by our board of directors. Our board of directors has determined the vesting schedule of each option, which has been provided in each option agreement.

2007 Incentive Compensation Plan

      On October 16, 2007, our board of directors adopted and our shareholders approved, the FGX International Holdings Limited Incentive Compensation Plan, which we refer to as the 2007 Plan. The purpose of the 2007 Plan is to assist us and our subsidiaries and other designated affiliates, which we refer to as “related entities”, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors consultants and other persons who provide services to us or our related entities, by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value. The following is a summary of certain principal features of the 2007 Plan. This summary is qualified in its entirety by reference to the complete text of the 2007 Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

      Shares Available for Awards; Annual Per-Person Limitations. Under the 2007 Plan, the total number of our ordinary shares that may be subject to the granting of awards under the 2007 Plan (“Awards”) at any time during the term of the Plan will be equal to 3,000,000 shares. The foregoing limit will be increased by the number of ordinary shares with respect to which Awards previously granted under the 2007 Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an Award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for awards previously granted by a company acquired by us or one of our related entities, or with which we or any of our related entities combine, do not reduce the limit on grants of Awards under the 2007 Plan.

      Prior to the consummation of this offering, we intend to grant options to purchase approximately 800,000 ordinary shares at the offering price to approximately 25 members of management under the 2007 Plan. See “—IPO Grants.”

      The 2007 Plan imposes individual limitations on the amount of certain Awards in part to comply with Section 162(m) of the Code. Under these limitations, during any 12-month period, no participant may be granted options, share appreciation rights, restricted shares, deferred shares, performance shares and other share based-awards with respect to more than 1,200,000 ordinary shares, subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units with respect to any 12-month performance period is $1,000,000 (pro-rated for any performance period that is less than 12 months based upon the ratio of the number of days in the performance period as compared to 365), and with respect to any performance period that is more than 12 months, $2,000,000 multiplied by the number of full years in the performance period. The maximum aggregate number of ordinary shares that may be issued under the 2007 Plan as a result of the exercise of incentive stock options will be 3,000,000 ordinary shares.

      The limitations described in the two preceding paragraphs, as well as any then outstanding Awards (including adjustments to exercise prices of options and the number of shares subject to an Award), shall be automatically adjusted in the event that there is any increase or decrease in the number of our issued and outstanding shares on account of a declaration of a stock dividend or through any recapitalization resulting in a stock split, combination or exchanges of our shares. In addition, our compensation committee is authorized to make such adjustments on the occurrence of other corporate transactions or events which affect our shares and other securities such that a substitution, exchange or adjustment is appropriate or necessary.

      Eligibility. The persons eligible to receive Awards under the 2007 Plan are the officers, directors, employees, consultants and other persons who provide services to us or any of our related entities. An employee on leave of absence may still be considered an employee of ours or a related entity of ours for purposes of eligibility for participation in the 2007 Plan.

      Administration. The 2007 Plan is to be administered by the compensation committee, provided, however, that except as otherwise expressly provided in the Plan, under certain circumstances the board may exercise any power or authority granted to the compensation committee under the 2007 Plan. Subject to the terms of the 2007 Plan, the compensation committee is authorized to select eligible persons to receive Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each Participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and Award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the compensation committee may deem necessary or advisable for the administration of the 2007 Plan.

      Share Options and Share Appreciation Rights. The compensation committee is authorized to grant share options, including both incentive share options (“ISOs”), which can result in potentially favorable tax treatment to the participant, and non-qualified share options, and share appreciation rights entitling the participant to receive the amount by which the fair market value of an ordinary share on the date of exercise exceeds the grant price of the share appreciation right. The exercise price per share subject to an option and the grant price of a share appreciation right are determined by the compensation committee, but in the case of an ISO must not be less than the fair market value of a ordinary shares on the date of grant. For purposes of the 2007 Plan, the term “fair market value” means the fair market value of our ordinary shares, Awards or other property as determined by the compensation committee or under procedures established by the compensation committee. Unless otherwise determined by the compensation committee, the fair market value of an ordinary share as of any given date will be the closing sales price per ordinary share as reported on the principal stock exchange or market on which the ordinary shares are traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or share appreciation right, the times at which each option or share appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or share appreciation rights at or following termination of employment generally are fixed by the compensation committee, except that no option or share appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the share appreciation right are determined by the compensation committee. The compensation committee, thus, may permit the exercise price of options awarded under the 2007 Plan to be paid in cash, shares, other Awards or other property (including loans to participants). Options may be exercised by payment of the exercise price in cash, ordinary shares, outstanding Awards or other property having a fair market value equal to the exercise price, as the compensation committee may determine from time to time.

      Restricted and Deferred Shares. The compensation committee is authorized to grant restricted shares and deferred shares. Restricted shares are a grant of ordinary shares which may not be sold or disposed of, and which will be subject to such risks of forfeiture and other restrictions as the compensation committee may impose. A participant granted restricted shares generally has all of the rights of a shareholder of ours, unless otherwise determined by the compensation committee. An Award of deferred shares confers upon a participant the right to receive ordinary shares at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the compensation committee may impose. Prior to settlement, an Award of deferred shares carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

      Dividend Equivalents. The compensation committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, ordinary shares, other Awards or other property equal in value to dividends paid on a specific number of ordinary shares or other periodic payments. Dividend equivalents may be granted alone or in connection with another Award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional ordinary shares, Awards or otherwise as specified by the compensation committee.

      Bonus Shares and Awards in Lieu of Cash Obligations. The compensation committee is authorized to grant ordinary shares as a bonus free of restrictions, or to grant ordinary shares or other Awards in lieu of our obligations to pay cash under the 2007 Plan or other plans or compensatory arrangements, subject to such terms as the compensation committee may specify.

      Other Share-Based Awards. The compensation committee or the board of directors is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to ordinary shares. The compensation committee determines the terms and conditions of such Awards.

      Performance Awards. The compensation committee is authorized to grant performance awards to participants on terms and conditions it establishes. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the compensation committee upon the grant of the performance award; provided however, that a performance period cannot be shorter than 12 months or longer than five years. Performance awards may be valued by reference to a designated number of ordinary shares (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance Awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the compensation committee. Performance awards granted to persons whom the compensation committee expects will, for the year in which a deduction arises, be “covered employees” (as defined below) will, if and to the extent intended by the compensation committee, be subject to provisions that should qualify such Awards as “performance-based compensation” not subject to the limitation on tax deductibility by us under Section 162(m) of the Code. For purposes of Section 162(m), the term “covered employee” means our chief executive officer and each other person whose compensation will be required to be disclosed in our filings with the SEC by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) of the Code is to be exercised by the compensation committee and not the board.

      If and to the extent that the compensation committee determines that these provisions of the 2007 Plan are to be applicable to any Award, one or more of the following business criteria for us, on a consolidated basis, and/or for related entities, or for business or geographical units of ours and/or one of our related entities (except with respect to the total shareholder return and earnings per share criteria), will be used by the compensation committee in establishing performance goals for awards under the 2007 Plan:

•	earnings per share;

•	revenues or margins;

•	cash flow;

•	operating margin;

•	return on assets, net assets, investment, capital, operating revenue or equity;

•	economic value added;

•	direct contribution;

•	income; net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; net operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any of our ongoing bonus plans;

•	working capital or working capital management, including inventory turnover and days sales outstanding;

•	management of fixed costs or variable costs;

•	identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures;

•	total shareholder return;

•	debt reduction;

•	market share;

•	entry into new markets, either geographically or by business unit;

•	customer retention and satisfaction;

•	strategic plan development and implementation, including turnaround plans;

•	share price;

•	market share;

•	entry into new markets, either geographically or by business unit;

•	customer retention and satisfaction;

•	strategic plan development and implementation, including turnaround plans; and/or

•	the fair market value of a share.

      Any of the above goals may be determined on an absolute or relative basis (e.g. growth in earnings per share) or as compared to the performance of a published or special index deemed applicable by the compensation committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to us. The compensation committee may exclude the impact of an event or occurrence which the compensation committee determines should appropriately be excluded, including without limitation

•	restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges,

•	an event either not directly related to our operations or not within the reasonable control of our management or

•	a change in accounting standards required by generally accepted accounting principles.

      The compensation committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential Award.

      Other Terms of Awards. Awards may be settled in the form of cash, ordinary shares, other Awards or other property, in the discretion of the compensation committee. The compensation committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the compensation committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The compensation committee is authorized to place cash, ordinary shares or other property in trusts or make other arrangements to provide for payment of our obligations under the 2007 Plan. The compensation committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any ordinary shares or other property to be distributed will be withheld (or previously acquired ordinary shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2007 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the compensation committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3 promulgated under the Exchange Act.

      Awards under the 2007 Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The compensation committee may, however, grant Awards in exchange for other Awards under the 2007 Plan, awards under our other plans, or other rights to payment from us, and may grant Awards in addition to and in tandem with such other Awards, rights or other awards.

      Acceleration of Vesting; Change in Control. The compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and if so provided in the Award agreement or otherwise determined by the compensation committee, vesting will occur automatically in the case of a “change in control” of us, as defined in the 2007 Plan (including the cash settlement of share appreciation rights which may be exercisable in the event of a change in control). In addition, the compensation committee may provide in an Award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any “change in control.” For purposes of the 2007

Plan, unless otherwise specified in an Award agreement, a change in control means the occurrence of any of the following:

•	The acquisition by any person (as that term is used in the Exchange Act) of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either:

•	our then outstanding ordinary shares (the “Outstanding Company Shares”); or

•	the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”);

However, that the following acquisitions will not constitute or result in a change of control:

•	any acquisition directly from us;

•	any acquisition by us;

•	any acquisition by any Person that as of the Effective Date has Beneficial Ownership of a Controlling Interest;

•	any acquisition by any employee benefit plan (or related trust) sponsored or maintained by us or any our subsidiaries; or

•	any acquisition by any corporation pursuant to a transaction which complies with the acquisitions described in the foregoing bullets; or

•	During any period of two consecutive years (not including any period prior to the consummation of this offering) individuals who constitute our board of directors immediately prior to this offering (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board of directors; provided, however, that any individual becoming a director subsequent to the consummation of this offering whose election, or nomination for election by our shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than our board of directors; or

•	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving us or any of our subsidiaries, a sale or other disposition of all or substantially all of our assets, or the acquisition of assets or stock of another entity by us or any of our subsidiaries (each a “Business Combination”), in each case, unless, following such Business Combination:

•	all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Shares and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding ordinary shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns us or all or substantially all of our assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Shares and Outstanding Company Voting Securities, as the case may be,

•	no person (excluding any employee benefit plan (or related trust) of ours or such corporation resulting from such Business Combination or any person that as of the consummation of this offering owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, 50% or more of the then outstanding ordinary shares of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination; and

•	at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or Approval by our shareholders of a complete liquidation or dissolution of us.

      Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2007 Plan or the compensation committee’s authority to grant Awards without further shareholder approval, except that shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any share exchange or quotation system on which our ordinary shares are then listed or quoted. Thus, shareholder approval may not necessarily be required for every amendment to the 2007 Plan which might increase the cost of the 2007 Plan or alter the eligibility of persons to receive Awards. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although our board of directors may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by our board of directors, the 2007 Plan will terminate at the earliest of (a) such time as no ordinary shares remain available for issuance under the 2007 Plan, (b) termination of the 2007 Plan by our board of directors or (c) the tenth anniversary of the effective date of the Plan. Awards outstanding upon expiration of the 2007 Plan will remain in effect until they have been exercised or terminated, or have expired.

Other Benefit Plans

      Deferred Compensation Plan.

      Effective as of January 1, 2007, we adopted a non-qualified deferred compensation plan, which we refer to as the deferred compensation plan.

      The purpose of the deferred compensation plan is to permit some of our selected key employees to elect to defer all or a portion of their cash compensation to be received from us until the earliest of the following to occur: (a) the termination of his or her employment with us, (b) his or her death, (c) his or her disability, or (d) the date of a change of control in our ownership or management (as defined in the deferred compensation plan).

      The key employees had the ability to elect to defer a percentage of their base salary, discretionary bonuses and other performance-based compensation for a plan year, which, for purposes of the deferred compensation plan, is a calendar year.

      In addition to the elective deferrals described above, participants may receive a discretionary employer contribution which is determined by us on an annual basis. The individual amounts for each participant, if any, may vary from participant to participant, and from plan year to plan year.

      Each participant is 100% vested in all elective deferrals at all times. Any discretionary employer contributions made on behalf of a participant will be subject to a 5 year graduated vesting schedule.

      Participants may select from a variety of investment alternatives for purposes of calculating the investment return attributable to their elective deferrals and/or the discretionary employer contributions made on their behalf. Under the terms of the deferred compensation plan, we will be required to pay out amounts to a participant based upon the investment alternatives selected by the participant.

      All amounts contributed to the deferred compensation plan, including the participant elective deferrals and the discretionary employer contributions, are funded into a grantor rabbi trust and, thus, all such amounts remain subject to the claims of our creditors in the event we become bankrupt or insolvent.

      At the appropriate time of distribution, each participant will receive either a lump sum distribution or installment payments of the contributions, including the elective deferrals, the discretionary employer contributions and earnings thereon, if any, made to the deferred compensation plan on his or her behalf. In-service withdrawals to cover unforeseen financial emergencies are allowed, subject to the terms of the deferred compensation plan.

      Single Employer Welfare Benefit Plan.

      Effective as of January 1, 2007, we adopted a single employer welfare benefit plan, which we refer to as the welfare benefit plan. The purpose of the welfare benefit plan is to provide death benefits to the beneficiaries of some of our selected key employees by obtaining and maintaining life insurance policies on the key employees’ lives. The participants are required to pay a portion of the premiums, on an annual basis, on their life insurance policies maintained on their behalf, and we pay the difference. Upon the participant’s death, his or her beneficiary will receive the death benefit (unless he or she is permitted to purchase survivorship or second-to-die insurance, and if so, then when the surviving spouse dies, his or her beneficiary will receive the death benefit).

Potential Payments Upon Termination or Change in Control

Alec Taylor

      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Taylor, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Taylor without good reason (as defined in the employment agreement), or due to the death or permanent and total disability (as defined in Section 22(e)(3) of the Internal Revenue Code) of Mr. Taylor, Mr. Taylor will be entitled to receive his then current base salary earned through the date of termination and any accrued but unpaid automobile allowance to which he is entitled to under the employment agreement. There are no additional payments or benefits that would be provided to Mr. Taylor in any of these circumstances.

      In the event of termination by us for cause, all of Mr. Taylor’s unexercised time-based and event-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Taylor without good reason, he will have 30 days to exercise all of his vested but unexercised time-based and event-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      In the event of Mr. Taylor’s death while serving as an employee of ours, any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      In the event of Mr. Taylor’s permanent and total disability while serving as an employee of ours, any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Taylor, if his employment is terminated by us without cause or by Mr. Taylor for good reason, Mr. Taylor will be entitled to receive a severance package for an 18-month period which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of the greater of (x) his previous year’s non-equity incentive plan compensation or (y) the base amount of his current year’s non-equity incentive compensation (assuming that we have realized our annual performance targets based upon EBITDA, net income or other performance measures set by our board of directors through seven months of that calendar year); and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).

      Any severance payments made under Mr. Taylor’s employment agreement will be reduced by the amount of income otherwise earned by him during the severance period following termination, other than income earned by Mr. Taylor on account of service on the board of directors of one or more companies.

      We also have the right to repurchase, and Mr. Taylor has the right to cause us to repurchase, any of our ordinary shares acquired by Mr. Taylor upon the exercise of his options (whether such options are exercised on or after the date of termination) at a purchase price equal to the fair market value of such ordinary shares. The purchase price is payable, at our option, in cash or by delivery of a 24-month promissory note bearing interest at five percent (5%) per annum.

      In the event of termination by us without cause (but not in the event of termination by Mr. Taylor for good reason), any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of his termination will be exercisable by him for a period of time not to exceed 30 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of his termination, but would have vested on or prior to December 31 of the year in which his termination occurs, will be accelerated and become immediately exercisable by him for a period of time not to exceed 30 days after the date of his termination. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      In the event of termination by Mr. Taylor with good reason, he will have 30 days to exercise all of his vested but unexercised time-based and event-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      Any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of termination will be exercisable for 30 days after the date of termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for 30 days after the date of such termination. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the time-based and event-based vesting options, if any, will terminate immediately.

      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Taylor, if his employment is terminated by us without cause or by Mr. Taylor for good reason within six months before and in anticipation of a change in control, or 12 months after, Mr. Taylor will be entitled to receive a change in control payment from us equal to the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment will be paid to Mr. Taylor within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.

      Mr. Taylor will also be entitled to continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment until the earlier of one year or the time upon which Mr. Taylor obtains comparable benefits from another source. In addition, all options held by Mr. Taylor will vest and become immediately exercisable. If Mr. Taylor is entitled to a change in control payment, he will not have any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us terminates within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts so paid by us to him will be deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.

      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control (as defined below) occurs while Mr. Taylor is employed by us, all of Mr. Taylor’s time-based vesting options will vest immediately. Any time-based and event-based vesting options held by Mr. Taylor that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based and event-based vesting options, if any, and the unvested portion of the event-based vesting options, if any, will terminate immediately. Mr. Taylor had 320,385 unvested time based vesting options at December 30, 2006 that had exercise prices greater than the market value. As a result, no value would have been realized upon exercise.

      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Taylor’s options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.

      A “change in control” will be deemed to have occurred if:

•	a “takeover transaction,” which includes any of the following, occurs; or

•	a merger or consolidation of us with, or an acquisition of all or substantially all of our assets by, any other corporation, other than a merger, consolidation or acquisition in which the individuals who were members of our board immediately prior to that transaction continue to constitute a majority of the board of the surviving corporation (or, in the case of an acquisition involving a holding company, constitute a majority of the board of directors of the holding company) for a period of not less than 12 months following the closing of such transaction; or

•	when any person or group (as defined in Rule 13d-3 under the Exchange Act) becomes after the date hereof the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of securities of ours representing more than fifty percent (50%) of the total number of votes that may be cast for the election of the board, excluding:

•	any person that is excluded from the definition of beneficial owner under Rule 16(a)-1(a)(1) under the Exchange Act; and

•	any person (including any such group) that consists of or is controlled by (within the meaning of the definition of “affiliate” in Rule 144 under the Securities Act of 1933, as amended) any person that is a shareholder of ours on the date hereof or any affiliate of such person; and

•	any election of our board takes place and a majority of the directors in office following that election are individuals who were not nominated by a vote of two-thirds of the members of the board immediately preceding such election; or

•	we effectuate a complete liquidation of our assets or a sale or disposition of all or substantially all of our assets.

      Potential Payments Upon Termination. Assuming that Mr. Taylor’s employment was terminated by us without cause, or by Mr. Taylor with good reason, on the last business day of fiscal 2006, and assuming further that he received a base salary of $475,000, that his non-equity incentive plan compensation the previous year was equal to 50% of his base salary and that such amount would be higher than the current year’s non-equity incentive compensation, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination, Mr. Taylor would be entitled to:

•	a base salary severance amount equaling $712,500 payable in 18 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $388,812 payable in 18 equal monthly installments; and

•	continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 18 months, such benefits having an aggregate value of approximately $35,000.

      Mr. Taylor does not own any of our ordinary shares on the date hereof and therefore would not receive any payment from us in connection with the repurchase of his ordinary shares. In addition, Mr. Taylor did not have any vested time-based options on the date hereof.

      If Mr. Taylor is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Taylor during the six-month period. Instead, the payment will be made to Mr. Taylor at the earlier of the six-month anniversary of the termination date, or Mr. Taylor’s death or disability (as defined in the employment agreement). Other than as set forth above, Mr. Taylor is not entitled to any payments following, or in connection with, a change in control or a change in his responsibilities.

      In addition, Mr. Taylor’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Taylor’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Taylor would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.

      Non-Solicitation; Non-Competition; Non-Disparagement; Release. Mr. Taylor has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 18 months after the termination of his employment. In addition, Mr. Taylor is subject to a non-solicitation provision for 18 months after termination of his employment, as well as a non-disparagement provision and a confidentiality provision. Mr. Taylor is required to execute a release prior to receiving severance payments.

Brian Lagarto

      Release Agreement. On June 22, 2007, we repurchased all 200,005 of our ordinary shares owned by Mr. Lagarto for $75,810 (based on a $0.38 per share redemption price provided in our shareholders’ agreement). In addition, we entered into a release agreement with Mr. Lagarto pursuant to which he agreed to irrevocably release and forever discharge us, our subsidiaries and affiliates and their respective officers, directors, and employees from and against any and all claims, obligations, debts, liabilities, demands or causes of action.

      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Lagarto, if his employment was terminated by us for cause (as defined in the employment agreement), by Mr. Lagarto without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Lagarto, Mr. Lagarto was entitled to receive his then current base salary earned through the date of termination. Mr. Lagarto resigned without good reason on April 27, 2007 to pursue another opportunity. There were no additional payments or benefits that would be provided to Mr. Lagarto in any of these covered circumstances.

      In the event of termination by us for cause, all of Mr. Lagarto’s unexercised time-based vesting options to purchase our ordinary shares would have terminated immediately. However, in the event of termination by Mr. Lagarto without good reason, he had 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, terminated immediately. Mr. Lagarto did not exercise any of his vested but unexercised time-based vesting options to purchase our ordinary shares.

      In the event of Mr. Lagarto’s death while serving as an employee of ours, any time-based vesting options held by Mr. Lagarto that would have vested on the date of his death would have been exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that would have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, would have been accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, would have terminated immediately.

      In the event of Mr. Lagarto’s permanent and total disability while serving as an employee of ours, any time-based vesting options held by Mr. Lagarto that would have vested on the date of termination would have been exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that would have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, would have been accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, would have terminated immediately.

      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Lagarto, if his employment was terminated by us without cause or by Mr. Lagarto for good reason, Mr. Lagarto would have been entitled to receive, a severance package for a 12-month period (or 18-month period if we determine to exercise our non-compete extension described below) which would have consisted of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of his current year’s target non-equity incentive compensation (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year); and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).

      Any severance payments made under Mr. Lagarto’s employment agreement would have been reduced by the amount of income otherwise earned by him during the severance period following termination.

      In the event of termination by us without cause (but not in the event of termination by Mr. Lagarto for good reason), any time-based vesting options held by Mr. Lagarto that would have vested on the date of his termination would have been exercisable by him for a period of time not to exceed 30 days after the date of his termination. In addition, any time-based vesting options that would have not vested on the date of his termination, but would have vested on or prior to December 31 of the year in which his termination occurs, would have been accelerated and become immediately exercisable by him for a period of time not to exceed 30 days after the date of his termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, would have terminated immediately.

      In the event of termination by Mr. Lagarto with good reason, he would have had 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, would have terminated immediately.

      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Lagarto, if his employment would have been terminated by us without cause or by Mr. Lagarto for good reason within six months before and in anticipation of a change in control, or 12 months after, Mr. Lagarto would have been entitled to receive a change in control payment from us equal to one times the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment would have been paid to Mr. Lagarto within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.

      Mr. Lagarto would also have been entitled to continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment until the earlier of one year or the time upon which Mr. Lagarto obtains comparable benefits from another source. In addition, all options held by Mr. Lagarto will vest and become immediately exercisable. If Mr. Lagarto would have been entitled to a change in control payment, he would not have had any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us would have been terminated within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts so paid by us to him would have been deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.

      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control would have occurred while Mr. Lagarto was employed by us, all of Mr. Lagarto’s time-based vesting options would have vested immediately. Any time-based vesting options held by Mr. Lagarto that would have vested on the date of termination would have been exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any would have terminated immediately.

      If a change in control would have occurred within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Lagarto’s time-based vesting options that terminated as result of his termination of employment would have been reinstated and become fully vested and exercisable. This reinstatement right would have terminated upon consummation of this offering.

      Potential Payments Upon Termination (Other Than Upon, in Connection with, or Anticipation of, a Change in Control). Assuming that Mr. Lagarto’s employment was terminated by us without cause, or by Mr. Lagarto with good reason, on the last business day of fiscal 2006, and assuming further that we exercised our non-compete extension and he was entitled to 18 months of severance obligations, that he received a base salary of $265,000, that his non-equity incentive plan compensation the previous year was equal to 50% of his base salary, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination, Mr. Lagarto would have been entitled to:

•	a base salary severance amount equaling $397,500 payable in 18 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $216,008 payable in 18 equal monthly installments; and

•	continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 18 months, such benefits having an aggregate value of approximately $35,000.

      Potential Payments Upon a Change in Control and Termination in Connection with, or Anticipation of, a Change in Control. Assuming that Mr. Lagarto’s employment was terminated by us without cause or by Mr. Lagarto for good reason within six months before and in anticipation of a change in control, on the last business day of fiscal 2006, that he received a base salary of $265,000, that his non-equity incentive plan compensation the previous year was equal to 50% of his base salary, and that he has not received any other severance payments under the employment agreement, Mr. Lagarto would have been entitled to a lump-sum change in control payment from us equal to $613,508 and continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 18 months (or the time upon which he obtains comparable benefits from another source), such benefits having an aggregate value of approximately $35,000.

      If Mr. Lagarto would have been entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment would not have been made to Mr. Lagarto during the six-month period. Instead, the payment would have been made to Mr. Lagarto at the earlier of the six-month anniversary of the termination date, or Mr. Lagarto’s death or disability (as defined in the employment agreement).

      In addition, Mr. Lagarto’s employment agreement provided that any payments made to him that were contingent upon a change in control (which would therefore be considered parachute payments), would have been limited to 2.99 times Mr. Lagarto’s base amount (as defined under Section 280G of the Code) so that he could not have received excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Lagarto would have received a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.

      Non-Solicitation; Non-Competition; Non-Disparagement; Release. Mr. Lagarto has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 18 months after the termination of his employment, which occurred on April 27, 2007. In addition, Mr. Lagarto is subject to a non-solicitation provision for 18 months after termination of his employment, as well as a non-disparagement provision and a confidentiality provision. However, we had the right to extend the non-compete period for an additional six months for a total of 24 months by delivering to Mr. Lagarto written notice of such decision prior to termination of the original 18 months. We did not exercise such right.

Jack Flynn

      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Flynn, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Flynn without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Flynn, Mr. Flynn will be entitled to receive his then current base salary earned through the date of termination. There are no additional payments or benefits that would be provided to Mr. Flynn in any of these circumstances.

      In the event of termination by us for cause, all of Mr. Flynn’s unexercised time-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Flynn without good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this

30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      In the event of Mr. Flynn’s death while serving as an employee of ours, any time-based vesting options held by Mr. Flynn that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      In the event of Mr. Flynn’s permanent and total disability while serving as an employee of ours, any time-based vesting options held by Mr. Flynn that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Flynn, if his employment is terminated by us without cause (as defined in the employment agreement) or by Mr. Flynn for good reason (as defined in the employment agreement), Mr. Flynn will be entitled to receive, a severance package for a 24-month period which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of his current year’s target non-equity incentive compensation; and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).

      Any severance payments made under Mr. Flynn’s employment agreement will be reduced by the amount of income otherwise earned by him during the severance period following termination.

      In the event of termination by us without cause (but not in the event of termination by Mr. Flynn for good reason), any time-based vesting options held by Mr. Flynn that have vested on the date of his termination will be exercisable by him for a period of time not to exceed 30 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of his termination, but would have vested on or prior to December 31 of the year in which his termination occurs, will be accelerated and become immediately exercisable by him for a period of time not to exceed 30 days after the date of his termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      In the event of termination by Mr. Flynn with good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Flynn, if his employment is terminated by us without cause or by Mr. Flynn for good reason within six months before and in anticipation of a change in control, or 12 months after, Mr. Flynn will be entitled to receive a change in control payment from us equal to two times the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as a bonus to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment will be paid to Mr. Flynn within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.

      Mr. Flynn will also be entitled to continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment until the earlier of two years or the time upon which Mr. Flynn obtains comparable benefits from another source. In addition, all options held by Mr. Flynn will vest and become immediately exercisable. If Mr. Flynn is entitled to a change in control payment, he will not have any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us terminates within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts so paid by us to him will be deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.

      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control occurs while Mr. Flynn is employed by us, all of Mr. Flynn’s time-based vesting options will vest immediately. Any time-based vesting options held by Mr. Flynn that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, will terminate immediately.

      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Flynn’s time-based vesting options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.

      Potential Payments Upon Termination (Other Than Upon, in Connection with, or Anticipation of, a Change in Control). Assuming that Mr. Flynn’s employment was terminated by us without cause, or by Mr. Flynn with good reason, on the last business day of fiscal 2006, that he received a base salary of $384,800, that his non-equity incentive plan compensation for the year would be equal to 50% of his base salary, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination, Mr. Flynn would be entitled to:

•	a base salary severance amount equaling $769,600 payable in 24 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $426,246 payable in 24 equal monthly installments; and

•	continuation of the same health and welfare benefits that we previously provided to him under the terms of his employment with us for 24 months in an aggregate amount of approximately $47,000.

      Potential Payments Upon a Change in Control and Termination in Connection with, or Anticipation of, a Change in Control. Assuming that Mr. Flynn’s employment was terminated by us without cause or by Mr. Flynn for good reason within six months before and in anticipation of a change in control, on the last business day of fiscal 2006, that he received a base salary of $392,200, that he received non-equity incentive plan compensation the previous year equal to 50% of his base salary, and that Mr. Flynn has not received any other severance payments under the employment agreement, Mr. Flynn would be entitled to a lump-sum change in control payment from us equal to $1,195,846 and continuation of the same health, life, disability, fringe and other benefits that we previously provided to him under the terms of his employment with us for 24 months (or the time upon which he obtains comparable benefits from another source) in an aggregate amount of approximately $47,000.

      If Mr. Flynn is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Flynn during the six-month period. Instead, the payment will be made to Mr. Flynn at the earlier of the six-month anniversary of the termination date, or Mr. Flynn’s death or disability (as defined in the employment agreement).

      In addition, Mr. Flynn’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Flynn’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Flynn would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.

      Non-Competition; Release. Mr. Flynn has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 24 months after the termination of his employment. In addition, Mr. Flynn is subject to a confidentiality provision. Mr. Flynn is required to execute a release prior to receiving severance payments.

Steve Crellin

      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Crellin, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Crellin without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Crellin, Mr. Crellin will be entitled to receive his then current base salary earned through the date of termination. There are no additional payments or benefits that would be provided to Mr. Crellin in any of these circumstances.

      In the event of termination by us for cause, all unexercised time-based vesting options to purchase our ordinary shares will terminate immediately. In the event of termination by Mr. Crellin with or without good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      In the event of Mr. Crellin’s death while serving as an employee of ours, any time-based vesting options held by Mr. Crellin that have vested on the date of his death will be exercisable by his estate for a period of time not to exceed 90 days after the date of his death. In addition, any time-based vesting options that have not vested on the date of his death, but would have vested on or prior to December 31 of the year in which his death occurs, will be accelerated and become immediately exercisable by his estate for a period of time not to exceed 90 days after the date of his death. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      In the event of Mr. Crellin’s permanent and total disability while serving as an employee of ours, any time-based vesting options held by Mr. Crellin that have vested on the date of termination will be exercisable for a period of time not to exceed 90 days after the date of his termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for a period of time not to exceed 90 days after the date of such termination. At the end of this 90-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      Termination Without Cause or for Good Reason; Termination Following a Change in Control. Under the terms of the employment agreement with Mr. Crellin, if his employment is terminated by us without cause, by Mr. Crellin for good reason, or if a successor company does not assume his agreement following a change in control, Mr. Crellin will be entitled to receive a severance package for a 12-month period which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary; and

•	the continuation of all health, life, disability, fringe and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).

      If we determine to exercise our non-compete extension described below, the monthly payment will be extended for an additional 6-month period.

      If Mr. Crellin’s employment is terminated under any of these circumstances, Mr. Crellin is required to seek other employment, subject to certain exceptions, and the corresponding compensation, benefits and service benefits that he receives from us will be correspondingly reduced by the compensation benefits and services he received from such employment.

      In the event of termination by us without cause (but not in the event of termination by Mr. Crellin for good reason), any options held by Mr. Crellin that have vested on the date of termination will be exercisable for 30 days after the date of termination. In addition, any options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for 30 days after the date of such termination. At the end of this 30-day period, the vested and unexercised portion of the options, if any, and the unvested portion of the options, if any, will terminate immediately.

      In the event of termination by Mr. Crellin with good reason, he will have 30 days to exercise all of his vested but unexercised time-based vesting options to purchase our ordinary shares. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      Any time-based based options held by Mr. Crellin that have vested on the date of termination will be exercisable for 30 days after the date of termination. In addition, any time-based vesting options that have not vested on the date of termination, but would have vested on or prior to December 31 of the year in which that termination occurs, will be accelerated and become immediately exercisable for 30 days after the date of such termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, and the unvested portion of the time-based vesting options, if any, will terminate immediately.

      Treatment of Options Upon a Change in Control or Following Termination in Connection with, or Anticipation of, a Change in Control. If a change in control occurs while Mr. Crellin is employed by us, all of Mr. Crellin’s time-based vesting options will vest immediately. Any time-based vesting options held by Mr. Crellin that have vested on the date of termination will be exercisable for 30 days after the date of termination. At the end of this 30-day period, the vested and unexercised portion of the time-based vesting options, if any, will terminate immediately.

      If a change in control occurs within six months after the date of his termination without cause, and this termination occurred in anticipation of this change in control, then the portion of Mr. Crellin’s time-based vesting options that terminated as result of his termination of employment will be reinstated and become fully vested and exercisable. This reinstatement right will terminate upon consummation of this offering.

      Potential Payments Upon a Change in Control and Termination. Assuming that Mr. Crellin’s employment was terminated by us without cause, by Mr. Crellin with good reason, or if a successor company does not assume his agreement following a change in control, on the last business day of fiscal 2006, and assuming further that we exercise our non-compete extension and he is entitled to 18 months of severance obligations, that he received a base salary of $318,000, and that he does not receive income or other comparable health, life, disability, fringe and other benefits during the severance period following termination Mr. Crellin would be entitled to:

•	a base salary severance amount equaling $477,000 payable in 18 equal monthly installments;

•	continuation of the same health and welfare benefits that we previously provided to him under the terms of his employment with us for 18 months, such benefits having an aggregate value of approximately $35,000.

      In addition, if Mr. Crellin had exercised all of his time-based vesting options that would have vested upon a change in control on the last business day of fiscal 2006, Mr. Crellin would have realized value of approximately $45,367 (based on the value of an ordinary share on such date) for his 24,432 time-based vesting options that had exercise prices less than the market value. In addition, Mr. Crellin had 92,108 time-based vesting options that had exercise prices greater than the market value. As a result, no value would be realized upon exercise.

      If Mr. Crellin is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Crellin during the six-month period. Instead, the payment will be made to Mr. Crellin at the earlier of the six-month anniversary of the termination date, or Mr. Crellin’s death or disability (as defined in the employment agreement).

      In addition, Mr. Crellin’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Crellin’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Crellin would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.

      Non-Solicitation; Non-Competition; Non-Disparagement; Release. Mr. Crellin has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 18 months after the termination of his employment. In addition, Mr. Crellin is subject to a non-solicitation provision for 18 months after termination of his employment, as well as a non-disparagement provision and a confidentiality provision.

However, if a majority of our issued and outstanding capital stock is owned directly or indirectly by BHNA or one or more of its affiliates or a representative of BHNA or one or more of its affiliates is on our board (or any entity owning a majority of our issued and outstanding shares, whether directly or indirectly), we will have the right to extend the non-compete period for an additional six months for a total of 24 months by delivering to Mr. Crellin written notice of such decision prior to termination of the original 18 months.

      Gerald Kitchen

      Termination For Cause or Without Good Reason; Termination Due to Death or Disability. Under the terms of the employment agreement with Mr. Kitchen, if his employment is terminated by us for cause (as defined in the employment agreement), by Mr. Kitchen without good reason (as defined in the employment agreement), or due to the death or disability (as defined in the employment agreement) of Mr. Kitchen, Mr. Kitchen will be entitled to receive his then current base salary earned through the date of termination. There are no additional payments or benefits that would be provided to Mr. Kitchen in any of these circumstances.

      Termination Without Cause or for Good Reason. Under the terms of the employment agreement with Mr. Kitchen, if his employment is terminated by us without cause (as defined in the employment agreement) or by Mr. Kitchen for good reason (as defined in the employment agreement), Mr. Kitchen will be entitled to receive a severance package for a 12-month period (or 18-month period if we determine to exercise our non-compete extension described below) which will consist of:

•	a monthly payment equal to one-twelfth of his then current base salary;

•	a monthly payment equal to one-twelfth of his current year’s target non-equity incentive compensation (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year); and

•	the continuation of all health, life, disability and other benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source).

      Any severance payments made under Mr. Kitchen’s employment agreement will be reduced by the amount of income otherwise earned by him during the severance period following termination.

      Termination in Connection with, or Anticipation of, a Change in Control. Under the terms of the employment agreement with Mr. Kitchen, if his employment is terminated by us without cause or by Mr. Kitchen for good reason within six months before and in anticipation of a change in control, or 12 months after a change in control, Mr. Kitchen will be entitled to receive a change in control payment from us equal to the sum of his then current base salary and his annual target non-equity incentive compensation amount (assuming for purposes of calculating such amount that the percentage of base salary payable as a bonus to him on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation to him on account of the immediately preceding year) under our executive incentive compensation plan for the year of termination. The change in control payment will be paid to Mr. Kitchen within 15 days after: (i) the change in control if his employment was terminated within six months before the change in control; or (ii) the termination of his employment by us if his employment terminates within 12 months after the change in control.

      Mr. Kitchen will also be entitled to continuation of all health, life, disability and other benefits that he was receiving on the last day of his employment until the earlier of one year or the date which Mr. Kitchen obtains comparable benefits from another source. In addition, any options held by Mr. Kitchen will vest and become immediately exercisable. If Mr. Kitchen is entitled to a change in control payment, he will not have any rights to receive any severance payments or benefits pursuant to the employment agreement. If his employment by us terminates within six months prior to the change in control and he received severance payments pursuant to the employment agreement, any amounts paid to him will be deducted from any change in control payment otherwise payable to him pursuant to the employment agreement.

      Potential Payments Upon Termination (Other Than Upon, in Connection with, or Anticipation of, a Change in Control). Assuming that Mr. Kitchen’s employment was terminated by us without cause, or by Mr. Kitchen with good reason, on the last business day of fiscal 2006, and assuming further that we exercised our non-compete extension and he was entitled to 18 months of severance obligations, that he received a base salary of $208,000, that his non-equity incentive plan compensation for the year would be equal to 30% of his base salary, and that he does not receive income or other comparable health, life, disability and other benefits during the severance period following termination, Mr. Kitchen would be entitled to:

•	a base salary severance amount equaling $312,000 payable in 18 equal monthly installments;

•	a non-equity incentive compensation payment severance amount of $93,600 payable in 18 equal monthly installments; and

•	continuation of the same health, life, disability and other benefits that we previously provided to him under the terms of his employment with us for 18 months in an aggregate amount of approximately $20,000.

      Potential Payments Upon a Change in Control and Termination in Connection with, or Anticipation of, a Change in Control. Assuming that Mr. Kitchen’s employment was terminated by us without cause or by Mr. Kitchen for good reason within six months before and in anticipation of a change in control, on the last business day of fiscal 2006, that he received a base salary of $208,000, that his non-equity incentive plan compensation the previous year was equal to 30% of his base salary, and that Mr. Kitchen has not received any other severance payments under the employment agreement, Mr. Kitchen would be entitled to a lump-sum change in control payment from us equal to $263,900 and continuation of the same health, life, disability and other benefits that we previously provided to him under the terms of his employment with us for 18 months (or the date which he obtains comparable benefits from another source) in an aggregate amount of approximately $20,000.

      If Mr. Kitchen is entitled to any payment (under the employment agreement or otherwise) during the six-month period beginning on the date the employment agreement is terminated that would be subject to an additional tax imposed under Section 409A of the Code, the payment will not be made to Mr. Kitchen during that six-month period. Instead, the payment will be made to Mr. Kitchen at the earlier of the six-month anniversary of the termination date, or Mr. Kitchen’s death or disability (as defined in the employment agreement).

      In addition, Mr. Kitchen’s employment agreement provides that any payments made to him that are contingent upon a change in control (which would therefore be considered parachute payments), would be limited to 2.99 times Mr. Kitchen’s base amount (as defined under Section 280G of the Code) so that he could not receive excess parachute payments (as set forth in Section 280G of the Code) if and only if Mr. Kitchen would receive a larger after-tax benefit by reducing his parachute payments than he would have received if such payments were not reduced.

      Non-Competition; Release. Mr. Kitchen has agreed to refrain from engaging in certain activities that are competitive with us and our business during his employment and for a period of 12 months after the termination of his employment. However, if a majority of our issued and outstanding capital stock is owned directly or indirectly by BHNA or one or more of its affiliates is on our board (or any entity owning a majority of our issued and outstanding shares, whether directly or indirectly), we will have the right to extend the non-compete period for an additional six months for a total of 18 months by delivering to Mr. Kitchen written notice of such decision prior to termination of the original 12 months. Mr. Kitchen is required to execute a release prior to receiving severance payments.

Limitation of Liability and Indemnification of Directors and Officers

      Our Memorandum and Articles of Association provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our Memorandum and Articles of Association also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity. We maintain directors’ and officers’ liability insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

      Under BVI law, each of our directors and officers, in exercising his or her powers or performing his or her duties, is required to act honestly and in good faith and in what the director believes to be in our best interests and exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of our company, the nature of the decision, the position of the director and the nature of the responsibilities undertaken by him or her. Our Articles of Association provide that, to the fullest extent permitted by BVI law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

      We may indemnify any of our directors or officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director or officer if the director or officer acted honestly and in good faith in what he or she believes to be in our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of nolle prosequi plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful. If a director or officer to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

      We maintain insurance in relation to our directors and officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

      We have entered into, and following our consummation of this offering we expect to continue to enter into, agreements to indemnify our directors, officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide, or are expected to provide, for indemnification for expenses, including, among other things, legal fees, judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

      Prior to the consummation of this offering, our board of directors is expected to adopt policies and procedures with respect to related person transactions, which we refer to as our Related Person Policy. Our Related Person Policy will cover any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and in which any Related Person had, has or will have a direct or indirect interest. Pursuant to the terms of the Related Person Policy, our audit committee (or the chair of our audit committee between meetings) must review and approve in advance any related party transaction. All Related Persons (defined below) are required to report any such related person transaction prior to its completion or amendment to our General Counsel and our General Counsel will determine whether it should be submitted to the audit committee for consideration. The audit committee will consider all of the relevant facts and circumstances including (if applicable) but not limited to the benefits to us; the impact on a director’s independence in the event the Related Person is a director, an immediately family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. When considering these factors, the audit committee will apply their business judgment based upon all relevant facts and circumstances at that time, in accordance with their fiduciary duties to our shareholders.

      A Related Person, as defined in our Related Person Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of ours or a nominee to become a director of ours; any person who is known to be the beneficial owner of more than 5% of any class of our voting securities; any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Shareholders’ Agreement

      Each of our shareholders is a party to a shareholders’ agreement dated September 29, 2004. Pursuant to the shareholders’ agreement, our ordinary shares are generally subject to restrictions on transfer, other than exempt transfers described in the shareholders’ agreement. The shareholders’ agreement also provides:

•	rights of first refusal with respect to sales of our ordinary shares, first to us, then to our shareholders owning at least 25% of our capital stock on a fully-diluted basis (“25% holders”);

•	us with the option to redeem any of our ordinary shares held by any shareholder whose employment with us, or our affiliates, is terminated, at a price per share equal to $0.38 if the termination was “for cause” or if the shareholder left without “good reason” or at a price per share equal to the fair market value of such shares if the termination was “without cause” or if the shareholder left for “good reason” (each as defined in the individual shareholders’ employment agreement);

•	drag along rights with respect to our ordinary shares held by any shareholder, which drag along rights require each shareholder to sell its shares in connection with a sale of us that is approved by our board of directors (which sale transfers shares possessing the power to elect a majority of the board of directors or all or substantially all of our assets to an independent third- party);

•	each shareholder with customary co-sale rights with respect to transfers of our shares by 25% holders, which co-sale rights enable each shareholder to transfer its shares on the same terms and conditions as the 25% holders in connection with transfers of our shares constituting at least 51% of our ordinary shares on a fully-diluted basis; and

•	each shareholder has agreed to vote in favor of actions proposed by our board of directors and against any action opposed by our board of directors.

      The shareholders’ agreement will be terminated upon consummation of this offering.

Registration Rights Agreement

      We have entered into a registration rights agreement with BHNA, pursuant to which we granted registration rights to BHNA. Under the agreement, BHNA or any of its affiliates may require us to effect the registration of their shares on two occasions. In addition, BHNA has “piggyback” registration rights to include their shares in any registration statement we file on our own behalf (other than for employee benefit plans and other exceptions) or on behalf of other shareholders. We are required to pay all registration expenses in connection with any demand or piggyback registrations. Notwithstanding the other provisions of the agreement, we are not obligated to effect any demand registration within 180 days after the effective date of either:

•	any registration statement on Form S-1, or any similar “long-form” registration statement (including the registration statement of which this prospectus forms a part); or

•	any other offering in which stockholders party to the agreement were given “piggyback” rights pursuant to the agreement, if this offering includes at least 80% of the number of shares requested by the stockholders to be included.

Advisory Services

      Following the consummation of this offering, BHNA, our principal shareholder, intends, from time to time, to present us with acquisition opportunities, sale opportunities and public and private debt and equity financing opportunities. All such proposals will be considered by our entire board, but may only be approved by a majority of our disinterested independent directors. In addition, any compensation arrangements with BHNA must be approved by a majority of our disinterested independent directors. No fees will be payable to BHNA in connection with this offering.

Other Related Person Transactions

      We also describe below certain other transactions with our directors, executive officers and shareholders.

      We incurred management fees to BHNA on a quarterly basis pursuant to a management services agreement. In fiscal 2004, 2005 and 2006, we expensed $375,000, $500,000 and $500,000, respectively, and $250,000 during the six months ended June 30, 2007. The management services agreement will be terminated upon consummation of this offering. In addition, there will not be any fee payable to BHNA in connection with the termination of the management services agreement or in connection with this offering.

      In connection with the Magnivision acquisition, we paid an investment bankers’ fee to an affiliate of BHNA in the amount of $2.3 million in fiscal 2004. This fee was included in the purchase price of the acquisition.

      On September 29, 2004, we issued 13,064,543 ordinary shares to FG Holdings LLC (“FGH”) (which was an affiliate of BHNA at that time and has since merged into BHNA) and 1,269,410 ordinary shares to BHNA in exchange for the same number of shares of common stock of AAi.FosterGrant, Inc. held by each of FGH and BHNA. We did not receive any cash consideration in this exchange.

      On September 29, 2004, we issued options to Messrs. Flynn, Lagarto and Crellin as well as John Ranelli, our then Chief Executive Officer, and John Agre, our then Executive Vice President, to purchase up to an aggregate total of 1,221,609 ordinary shares pursuant to our KESOP. The exercise price per share was $0.38. No consideration was paid to us by any recipient of any of the foregoing options for the grant of stock options. In addition, each of those officers exchanged their vested AAi.FosterGrant, Inc. options for 108,465 of our ordinary shares and Mr. Flynn and Mr. Crellin exchanged their AAi.FosterGrant, Inc. common shares for 216,931 of our ordinary shares. No cash consideration was paid in connection with these exchanges.

      On October 24, 2006, we entered into a settlement agreement pursuant to which we initially paid American Greetings $3.0 million, paid them an additional $1.075 million on June 1, 2007 and agreed to pay them $1.025 million on December 3, 2007. Berggruen Holdings, Inc., an affiliate of BHNA, has guaranteed payment of these amounts by obtaining a standby letter of credit on our behalf. However, we remain primarily responsible for the payments to American Greetings. We reimbursed Berggruen Holdings, Inc. for their fees incurred in connection with their guaranty in the amount of approximately $20,000 in fiscal 2006 and will reimburse Berggruen Holdings, Inc. for their fees incurred in connection with their guaranty in the amount of $20,000 in fiscal 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Magnivision Purchase Price Adjustment.”

      In January 2007, we reimbursed Berggruen Holdings, Inc. approximately $80,000 for fees paid by it related to services provided by an interim Managing Director for our U.K. business, an individual with whom Berggruen Holdings, Inc. had a pre-existing relationship.

      In connection with a severance, release and interim employment agreement we entered into with Mr. Ranelli, on September 26, 2005, Mr. Ranelli agreed to (i) exercise his options to purchase 188,128 of our ordinary shares that had vested on the effective date of the agreement for $71,309, (ii) convert 224,309 shares of common stock of our indirect subsidiary, AAi.FosterGrant, Inc. into 224,309 of our ordinary shares and (iii) terminate all other outstanding options and rights to purchase or obtain our ordinary shares. Immediately following such exercise and conversion, we redeemed all such option and conversion shares for $2,349,637 by delivering a 24-month promissory note bearing interest at a rate of 5% per annum.

      On June 22, 2007, we repurchased all 200,005 of our ordinary shares owned by Mr. Lagarto for $75,810 (based on a $0.38 per share redemption price as provided in our shareholders’ agreement). In addition, we entered into a release agreement with Mr. Lagarto pursuant to which he agreed to irrevocably release and forever discharge us, our subsidiaries and affiliates and their respective officers, directors and employees from and against any and all claims, obligations, debts, liabilities, demands or causes of action.

      We are party to an employment agreement with Mr. Giguere, dated as of April 9, 2007, that provides that he will serve as our Executive Vice President, General Counsel and Secretary until either party terminates the agreement. Under the terms of the agreement, Mr. Giguere is entitled to receive a base salary of $225,000 per year, subject to annual review for increases at the same time and under the same circumstances as our other executive vice presidents. In addition, our board of directors or compensation committee or chief executive officer may further increase his base salary from time to time in their sole discretion, based upon our performance and his particular contributions. In addition to base salary, Mr. Giguere is eligible to receive non-equity incentive plan compensation of up to 30% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by the board of directors. Under the agreement, Mr. Giguere is also entitled to an automobile allowance of no less than $950 per month and life insurance benefits in comparable amounts to our other senior executives. In addition, Mr. Giguere will receive 69,239 options to purchase ordinary shares prior to the consummation of this offering on terms consistent with those set forth under “Management — IPO Grants” above. In July 2007, Mr. Giguere’s base salary increased to $235,000 in recognition of the assignment to him of additional responsibilities.

      We are party to a severance agreement with Mark Williams, our vice president and controller, dated as of May 2, 2007. Under the terms of the severance agreement, if his employment is terminated by us without cause or by Mr. Williams for good reason, in both cases prior to January 23, 2009, Mr. Williams will be entitled to receive severance for a nine-month period. The severance will consist of a monthly payment equal to one-twelfth of his then current base salary, a monthly payment equal to one-twelfth of his current year’s target non-equity incentive compensation (assuming for purposes of calculating such amount that the percentage of base salary payable as non-equity incentive compensation on account of the year of termination will be the same percentage of base salary paid as non-equity incentive compensation on account of the immediately preceding year) and the continuation of all health benefits that he was receiving on the last day of his employment (until such time as he obtains comparable benefits from another source). Any severance payments made under this severance agreement would be reduced by the amount of income otherwise earned by him during the severance period.

      We are party to an employment agreement with Mr. Di Paola, dated as of July 23, 2007, that provides that he will serve as our Executive Vice President, Chief Financial Officer and Treasurer until either party terminates the agreement. Under the terms of the agreement, Mr. Di Paola is entitled to receive a base salary of $285,000 per year, subject to annual review for increases at the same time and under the same circumstances as our other executive vice presidents. In addition, our board of directors or compensation committee may further increase his base salary from time to time in their sole discretion, based upon our performance and his particular contributions. In addition to base salary, Mr. Di Paola is eligible to receive non-equity incentive plan compensation of up to 50% of his base salary, as determined by our board of directors in its sole discretion, on account of the services rendered by him during the calendar year and the attainment by us of certain performance goals established by our board of directors. Mr. Di Paola is also entitled to receive a one-time supplemental bonus of $125,000, which amount was determined based on a portion of his compensation that he would forgo at his former employer. Under the agreement, Mr. Di Paola is also entitled to an automobile allowance of no less than $950 per month and life insurance benefits in comparable amounts to our other senior executives. In addition, Mr. Di Paola will receive 159,782 options to purchase ordinary shares prior to the consummation of this offering on terms consistent with those set forth under “Management — IPO Grants” above.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of our ordinary shares (1) as of October 1, 2007, and (2) as adjusted to reflect the sale of the ordinary shares offered in this offering. The table sets forth shareholder information with respect to:

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares;

•	each named executive officer;

•	each of our current directors and director appointees;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.

      As of October 1, 2007, we had 15,668,916 ordinary shares outstanding on a fully-diluted basis.

      We have based our calculation of the percentage of beneficial ownership on 14,637,640 ordinary shares outstanding on October 1, 2007 and 21,304,307 ordinary shares outstanding upon the consummation of this offering.

      Unless otherwise indicated, each person named or included in the following table has sole voting and investment power with respect to the ordinary shares set forth opposite the shareholder’s name and no person has pledged as security any of our shares. Shares not outstanding but deemed beneficially owned by virtue of the individual’s right to acquire them as of October 1, 2007, or within 60 days of the date hereof, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. The number and percentages in the “Shares Beneficially Owned After this Offering” column assume that the underwriters do not exercise their over-allotment option to purchase up to 1,800,000 additional shares from our principal shareholder. Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o FGX International Inc., 500 George Washington Highway, Smithfield, Rhode Island 02917. We have determined beneficial ownership in accordance with the rules of the SEC.

	Shares Beneficially Owned				Shares Beneficially Owned
	Prior to This Offering				After This Offering
				Shares
Name of Beneficial Owner	Number		Percent	Offered	Number		Percent

Principal Shareholder:
Berggruen Holdings
North America Ltd.	14,333,953	(1)	97.9%	5,246,666	9,087,287		42.7%
Directors, Director Appointees and Named Executive Officers:
Alec Taylor	160,192	(2)	1.1%	—	160,192	(2)	*
Brian J. Lagarto(3)	—		—	—	—		—
Jack H. Flynn, Jr.	310,855	(4)	2.1%	60,000	250,855	(5)	1.2%
Steve Crellin	180,635	(6)	1.2%	26,667	153,968	(7)	*
Gerald Kitchen	—		—	—
Jared Bluestein (8)	14,333,953		97.9%	—	9,087,287		42.7%
Jennifer Stewart (9)	14,333,953		97.9%	—	9,087,287		42.7%
Zvi Eiref	—		—	—	—		—
Robert L. McDowell	—		—	—	—		—
All directors, director appointees, and executive officers as group (11 persons)	14,985,635		100.0%		9,652,302		44.6

*	Indicates beneficial ownership of less than 1% of our issued and outstanding ordinary shares.

(1)	BHNA, a BVI business company, is a direct, wholly-owned subsidiary of Medici I Investments Corp., which is a direct, wholly-owned subsidiary of Berggruen Holdings Limited, a BVI business company (“Berggruen Holdings”). All of the shares of Berggruen Holdings are owned by Tarragona Trust, a BVI trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a BVI business company acting as an institutional trustee. The address of the principal office of BHNA is 1114 Avenue of the Americas, 41st Floor, New York, New York 10036. Nicolas Berggruen, a director of BHNA, makes investment and voting decisions with respect to BHNA’s holdings, and therefore is considered to have beneficial ownership of BHNA’s interests in us.

(2)	Represents options to purchase 160,192 of our ordinary shares, but does not include options to purchase 160,192 of our ordinary shares that vested on October 19, 2007.

(3)	Mr. Lagarto resigned on April 27, 2007 to pursue another opportunity. On June 22, 2007, we repurchased all 200,005 of our ordinary shares owned by Mr. Lagarto.

(4)	Represents 275,184 ordinary shares and options to purchase 35,671 ordinary shares.

(5)	Represents 215,184 ordinary shares and options to purchase 35,671 ordinary shares.

(6)	Represents 28,504 ordinary shares and options to purchase 152,131 ordinary shares.

(7)	Represents 1,837 ordinary shares and options to purchase 152,131 ordinary shares.

(8)	Mr. Bluestein is a director of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holdings’ interests in us. Mr. Bluestein disclaims beneficial ownership of any shares in which he does not have a pecuniary interest. The address of Mr. Bluestein is c/o Berggruen Holdings, 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

(9)	Ms. Stewart is an officer of an affiliate of Berggruen Holdings and may be considered to have beneficial ownership of Berggruen Holding’s interests in us. Ms. Stewart disclaims beneficial ownership of any shares in which she does not have a pecuniary interest. The address of Ms. Stewart is c/o Berggruen Holdings, 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

Selling Shareholders

      Each of BHNA, our principal shareholder, Jack H. Flynn, Jr., our President, and Steve Crellin, an Executive Vice President, is selling ordinary shares in this offering.

      BHNA and one of its affiliates, FGH, acquired all of the outstanding shares of AAi.FosterGrant, Inc. in a series of transactions during the period from September 22, 2000 through September 8, 2003. In 2000 and 2001, BHNA purchased, for $2,383,000, publicly traded bonds of AAi.FosterGrant with a face value of $6,080,000. In 2002, all of those bonds were exchanged for 98,290 shares of common stock of AAi.FosterGrant (8.1% of its outstanding common stock on a fully diluted basis at the time of such transaction) in connection with an equity restructuring in the form of a debt-for-equity swap in which AAiFosterGrant’s public bondholders became equity holders. In March, July and August 2003, BHNA purchased an additional 48,498 shares, 197,791 shares and 2,698 shares, respectively, of common stock of AAi.FosterGrant (in the aggregate, 248,987 shares of common stock, or 3.8% on a fully diluted basis at the time of such transaction) from other shareholders for $279,350, $90,365 and $1,233, respectively. On July 1, 2003, AAi.FosterGrant issued FGH $5.0 million aggregate principal amount of convertible debt for a cash payment of $5.0 million. On August 1, 2003, FGH converted that debt into 1,000 shares of Redeemable Series C Preferred Stock of AAi.FosterGrant with a face value of $1,000 per share and an 8% cumulative dividend, 3,460,923 shares of common stock of AAi.FosterGrant (52% of its common stock outstanding on a fully diluted basis at the time of such transaction), and a warrant with a term of five years to purchase 1,945,600 shares of common stock of AAi.FosterGrant (16% of its common stock outstanding on a fully diluted basis at the time of such transaction) at an exercise price of $1.0 million. An additional 5,537,477 shares of the common stock that FGH was entitled to receive pursuant to the August 1, 2003 debt conversion was delivered on a delayed basis, on September 7, 2003, rather than at the time of conversion. On September 8, 2003, FGH exercised its warrant. In lieu of cash payment of the exercise price, FGH permitted AAi.FosterGrant to cancel the Redeemable Series C Preferred Stock that FGH held. Following the exercise of the warrant, FGH owned 90%, and BHNA owned 4.2%, of the outstanding shares of common stock of AAi.FosterGrant. On September 8, 2003,

BHNA formed FG Acquisition, Inc., capitalized it with $321,000 and merged FG Acquisition into AAi.FosterGrant. In connection with the merger, both the authorized and outstanding number of shares of AAi.FosterGrant were reduced. FGH’s shares were reduced to 53.82624 and BHNA’s shares were reduced to 5.23, but their respective percentage ownership (90% for FGH and 4.2% for BHNA) did not change. AAi.FosterGrant then redeemed all of the shares of its common stock held by its minority shareholders for $321,000. Following that redemption, the only shareholders of AAi.FosterGrant were FGH and BHNA. On September 29, 2004, we issued 13,064,543 ordinary shares to FGH and 1,269,410 ordinary shares to BHNA in exchange for an equivalent number of shares of common stock in AAi.FosterGrant, Inc. on a pre-share split basis. We did not receive any cash consideration in this exchange. In May 2006, the common parent of FGH and BHNA contributed FGH to BHNA and FGH merged into BHNA.

      The offered shares held by our executive officers were acquired by:

•	Mr. Flynn upon (i) the exchange of his common stock and options in AAi.FosterGrant in September 2004 for no cash consideration and (ii) the exercise on December 14, 2005 of stock options granted to him on September 29, 2004 at $0.38 per ordinary share; and

•	Mr. Crellin upon the exercise on December 14, 2005 of stock options granted to him on October 2, 2004 at $6.14 per ordinary share.

      In addition, BHNA has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to a total of 1,800,000 ordinary shares, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, to cover over-allotments. None of the selling shareholders purchased the ordinary shares held by them outside of the ordinary course of their business or employment, as applicable, or had an understanding with any person to distribute such securities.

DESCRIPTION OF SHARE CAPITAL

      The following information describes our ordinary shares and preference shares and provisions of our Memorandum and Articles of Association. This description is only a summary. You should also refer to the Memorandum and Articles of Association, which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

      Our authorized share capital is 101,000,000 ordinary shares, no par value, of a single class. As of October 1, 2007, there were 14,637,640 ordinary shares outstanding held of record by three shareholders.

Ordinary Shares

      Subject to preferences that may be applicable to any preference shares outstanding at the time, the holders of ordinary shares are entitled to the following:

      Dividends. The holders of outstanding ordinary shares are entitled to receive, proportionately, dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors from time to time may determine, subject to any preferential dividend rights of any holder of outstanding preference shares.

      Voting. Each holder of ordinary shares is entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Memorandum and Articles of Association. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

      Preemptive Rights, Conversion and Redemption. Our ordinary shares are not entitled to preemptive rights and are not subject to conversion into any other class of shares. Holders of ordinary shares do not have a right to call for their shares to be purchased, redeemed or otherwise acquired by us. We may only purchase, redeem or otherwise acquire ordinary shares with the consent of the holders of such shares.

      Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any preference shares.

      Each outstanding ordinary share is, and all ordinary shares to be issued in this offering when they are paid for will be, duly and validly issued, fully paid and non-assessable.

Preference Shares

      Our board of directors is authorized, subject to the limits imposed by the BVI Business Companies Act, and pursuant to our Memorandum and Articles of Association, to amend our Memorandum of Association to issue preference shares in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations and restrictions. Our board of directors can also amend the Memorandum of Association to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders.

      Our board of directors may authorize the issuance of preference shares with voting or conversion rights that adversely affect the voting power or other rights of our ordinary shareholders. The issuance of preference shares, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control and may cause the market price of our ordinary shares to decline or impair the voting and other rights of the holders of our ordinary shares. We have no current plans to issue preference shares.

Registration Rights

      BHNA, the holder of 14,333,953 of our ordinary shares, or its affiliates are entitled to demand registration rights requiring us to register the sale of its or their shares under the Securities Act of 1933, as amended, under the terms of an agreement between us and BHNA. In addition, these holders are entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations.

      Further, at any time after we become eligible to file a registration statement on Form S-3, BHNA may require us to file registration statements on Form S-3 under the Securities Act with respect to its ordinary shares. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of ordinary shares held by BHNA to be included in a registration statement. We are generally required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any of our ordinary shares held by BHNA would result in those ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Anti-Takeover Matters

      Our Memorandum and Articles of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the inability of shareholders to act by written consent, the inability of shareholders to call a shareholder meeting except by delivering to our board of directors a written request of holders of more than 30% of outstanding ordinary shares, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders and requirements for approval by holders of 66 2/3% of our outstanding ordinary shares to amend specified provisions of our Memorandum and Articles of Association. Our Memorandum and Articles of Association also require action by 66 2/3% of our outstanding shares to remove a director without cause, and also authorize our board of directors to issue additional preference shares.

      No Shareholder Action by Written Consent; Calling Special Meetings of Shareholders. Our Memorandum and Articles of Association prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Memorandum and Articles of Association. Our Memorandum and Articles of Association provide that special meetings of shareholders may only be called by our Chief Executive Officer or our board of directors upon request by a majority of our directors or the written request of holders of more than 30% of our outstanding ordinary shares. These provisions could have the effect of delaying consideration of a shareholder proposal until the requirements for calling a shareholder meeting can be met. The provisions would also prevent the holders of a majority of the voting power of our ordinary shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.

      Advance Notice Requirement. Our Memorandum and Articles of Association set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that written notice of such shareholder proposals must be received at our registered office not less than 30 days nor more than 60 days prior to the meeting and given in writing to our secretary prior to the meeting, and to our directors at least 30 days prior to the meeting, at which the action is to be taken. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of business at a meeting if the proper notice procedures are not followed.

      Amendment of Memorandum and Articles of Association. Subject to directors amending for preference shares (as described below), our Memorandum and Articles of Association require the affirmative vote of at least 66 2/3% of all outstanding ordinary shares or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal specified provisions of our Memorandum and Articles of Association, including those described in this section, or to approve any merger by us that would have the effect of making changes in our Memorandum and Articles of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult the dilution of the anti-takeover provisions of our Memorandum and Articles of Association.

      Removal of Directors. Our Memorandum and Articles of Association permit shareholders to remove directors for cause by the affirmative vote of the holders of a majority of the voting power of our shares. Removal of a director without cause requires the affirmative vote of 66 2/3% of the voting power of our shares. These provisions may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of our board of directors by filling the vacancies created by removal with its own nominees.

      Rights and Preferences of Preference Shares. Our board of directors also may amend our Memorandum and Articles of Association to create from time to time further classes of shares, including shares with preference rights attaching to them, with such rights and preferences as they may determine. The creation of preference shares may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interest, our board of directors could cause preference shares to be authorized and issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grants our board of directors broad power to further amend the Memorandum and Articles of Association to establish the rights and preferences of further classes of shares, including preference shares. The issuance of such further classes of shares, including preference shares, pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you. In addition, the issuance of further classes of shares could adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular class of preference shares is given a disproportionately large number of votes per ordinary share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

British Virgin Islands Law

      The laws of the BVI do not contain any limitations on the right of nonresident or foreign owners to hold or vote our ordinary shares. There are no laws, decrees, statutes or other provisions of the laws of the BVI which would operate to prohibit or regulate the remittance of dividends, interest and other payments to nonresident holders of ordinary shares.

Transfer Agent and Register

      Our transfer agent and registrar for the ordinary shares will be The Bank of New York.

Listing

      Our ordinary shares have been approved for listing on the NASDAQ Global Select Market under the symbol “FGXI.” We have not applied to list our ordinary shares on any other exchange or quotation system.

DESCRIPTION OF CREDIT FACILITY

      The following summary description of our credit facility does not purport to be complete. The agreements setting forth the principal terms and conditions of our credit facility are filed as exhibits to the registration statement of which this prospectus forms a part.

General

      Pursuant to the credit agreements each dated as of December 9, 2005, and amended as of May 24, 2007, among our indirect subsidiary FGX International Inc. as the U.S. borrower, our direct subsidiary FGX International Limited as the BVI borrower (together with the U.S. borrower, the “borrowers”), the lenders named therein, Wachovia Bank, N.A. as syndication agent, Deutsche Bank Trust Company Americas as administrative agent, and J.P. Morgan Securities Inc. and GE Capital Markets, Inc. as co-lead arrangers, a syndicate of banks and other financial institutions provided us with a $235.0 million secured credit facility (the “credit facility”) consisting of a:

•	$15.0 million first lien revolving credit facility, which includes a sublimit of $5.0 million for letters of credit (the “revolving credit facility”);

•	$170.0 million first lien term loan which is payable in quarterly installments (as described below) through December 9, 2012 (the “first lien term loan” and with the revolving credit facility, the “first lien credit facility”); and

•	$50.0 million second lien term loan which is payable in a single installment on December 9, 2013 (the “second lien term loan”).

      We intend to use approximately $50.0 million of the net proceeds of this offering to repay in full the amount outstanding under our second lien term loan, approximately $32.0 million to repay a portion of the amount outstanding under our first lien term loan and approximately $9.0 million to repay in full the amount outstanding under our revolving credit facility.

Collateral and Guarantees; Intercreditor Arrangements

      The obligations under the credit facility are unconditionally and irrevocably guaranteed jointly and severally by us and each of our direct and indirect, existing and future, domestic subsidiaries (other than the U.S. borrower), referred to, collectively, as subsidiary guarantors. In addition, the first lien credit facility and the guarantees thereunder are secured on a first-priority basis, and the second lien term loan and the guarantees thereunder are secured on a second-priority basis, by security interests (subject to certain exceptions) in substantially all of the following assets (the “collateral”):

•	a pledge of 100% of the capital stock of each borrower, 100% of the capital stock of each subsidiary guarantor and 65% of the capital stock of each foreign subsidiary directly owned by us (other than the BVI borrower) or one of the subsidiary guarantors; and

•	a security interest in, and mortgages on, substantially all of our tangible and intangible assets and the tangible and intangible assets of the borrowers and each subsidiary guarantor.

      The collateral is subject to an intercreditor agreement between the lenders under the first lien credit facility (the “senior lienholders”) and the lenders under the second lien term facility (the “second lien term loan lenders”) that restricts the second lien term loan lenders’ ability to exercise lien-related rights and remedies with respect to the collateral. Specifically, the second lien term loan lenders have agreed that they will not, among other things, (i) seek to make any junior lien pari passu with, or obtain any preference or priority over, any senior lienholders’ liens, (ii) interfere with the exercise of remedies by the senior lienholders, (iii) object to the amount, validity, enforceability or priority of the senior lienholders’ claims or liens, (iv) object to a

“debtor-in-possession” financing or use of cash collateral, (v) object to the senior lienholders’ adequate protection or seek adequate protection without the consent of the senior lienholders, (vi) object to, and will be deemed to have consented to, any sale or disposition consented to by the senior lienholders of any assets in any bankruptcy proceeding and to release their liens on such assets (to the extent the liens of senior lienholders on such assets are released) and (vii) commence or join with any creditors other than the senior lienholders in filing any involuntary bankruptcy petition until after the expiration of the standstill period. In addition, the senior lienholders and the second lien term loan lenders have agreed to vote as separate classes on any plan of reorganization in connection with any bankruptcy proceeding and that the first lien credit documentation and the second lien credit documentation will not be amended in certain respects without the consent of the second lien collateral agent and the first lien collateral agent, respectively.

Interest and Commitment Fees

      Loans under our credit facility bear interest at a rate equal to:

•	in the case of loans under the first lien credit facility, at our option, either (i) the greater of (x) JPMorgan Chase Bank’s prime rate and (y) the federal funds rate plus 1/2 of 1% per annum (such higher rate, the “Alternate Base Rate”) plus 3.00% or (ii) a LIBOR rate plus an applicable margin (currently, 4.00%); provided, however, that if our total consolidated leverage ratio, which is the amount of our consolidated total debt (as calculated in accordance with our credit facility) as of the end of each fiscal quarter divided by our consolidated EBITDA (as calculated in accordance with our credit facility) for the four fiscal quarters then ended is less than 3.75 to 1.0 after June 30, 2006, the applicable margins will be reduced to 2.50% for base rate loans and 3.50% for eurodollar loans, and

•	in the case of second lien term loans, at our option, (i) the Alternate Base Rate plus 6.75% or (ii) a LIBOR rate plus 7.75%.

      In addition to paying interest on outstanding principal under the credit facility, we are also required to pay a commitment fee in respect of unutilized commitments at a rate equal to 0.50% per annum on the daily unused commitments available to be drawn under the revolving credit facility. We are also required to pay letter of credit fees with respect to each letter of credit issued, equal to the applicable margin then in effect with respect to eurodollar loans under the revolving credit facility on the face amount of each such letter of credit. We are also required to pay fronting fees with respect to each letter of credit issued equal to 0.25% per annum to the issuer of the letters of credit on the undrawn and unexpired amount of that letter of credit. We have also paid customary fees and expenses of the lenders in connection with the funding of amounts under the credit facility.

      The first lien term loan provides for quarterly amortization payments of approximately $1.7 million for fiscal year 2007, approximately $2.1 million for fiscal year 2008 and approximately $3.0 million for fiscal years 2009, 2010, 2011 and 2012, with the final installment due on December 9, 2012 in an amount necessary to repay in full the then unpaid principal amount thereof (which, after giving effect to the use of net proceeds from this offering, if we do not make any prepayments in the future, will be equal to $78.0 million).

Prepayments

      Subject to certain exceptions, we are required to prepay outstanding amounts under the credit facility upon the issuance of certain debt or equity securities, with the net proceeds of certain asset dispositions, casualty insurance and condemnation recovery events and with a portion of excess cash flow.

      We may make optional prepayments of outstanding amounts under the credit facility, in whole or in part, upon providing proper notice and subject to minimum amount requirements. All voluntary prepayments of the first lien term loan on or prior to December 9, 2006 with proceeds from a concurrent issuance of loans under any secured credit facility or pursuant to the first lien loan agreement will be subject to a prepayment fee in an amount equal to 1.00% of the aggregate amount of such prepayment. All voluntary prepayments of the second lien term loan will be subject to a prepayment fee in an amount equal to 1.00% of the aggregate amount of such prepayment if such prepayment is made on or prior December 9, 2007. In addition, voluntary prepayments of the second lien term loan effected on or prior to the maturity thereof in connection with a change of control will be subject to a prepayment fee in an amount equal to 1.00% of the aggregate amount of such prepayment.

Certain Covenants

      The credit facility contains affirmative and negative covenants that we believe are usual and customary for financings of its type. The covenants include, among other things, limitations (subject to customary exceptions) on mergers, consolidations, liquidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens and other encumbrances; dividends and other restricted payments; payment and modification of material subordinated debt instruments; transactions with affiliates; changes in fiscal year; hedging and interest rate protection arrangements; negative pledge clauses; restrictions on subsidiary distributions; sale and leaseback transactions; activities of the BVI borrower; factoring agreements and changes in lines of business. Under the credit facility, we are permitted maximum annual capital expenditures of $22.0 million for the 2007 fiscal year and $20.0 million for each of the fiscal years 2008, 2009, 2010, 2011 and 2012, subject to a one year carry-forward of $5.0 million of the unused amount from the previous fiscal year.

      In addition, the first lien credit facility provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a maximum consolidated leverage ratio based upon the ratio of consolidated total debt to consolidated EBITDA which requires us to maintain a ratio of 4.50 to 1.00 through the quarter ending on or about December 31, 2007, 4.00 to 1.00 for the quarter ending on or about March 31, 2008, 3.75 to 1.00 for the quarter ending on or about June 30, 2008, 3.50 to 1.00 from the quarter ending on or about September 30, 2008 through the quarter ending on or about December 31, 2008, 2.75 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 2.50 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 2.00 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter;

•	a maximum first lien consolidated leverage ratio based upon the ratio of consolidated total debt (excluding any second lien debt) to consolidated EBITDA which requires us to maintain a ratio of 3.50 to 1.00 through the quarter ending on or about December 31, 2007, 3.00 to 1.00 from the quarter ending on or about March 31, 2008 through the quarter ending on or about June 30, 2008, 2.50 to 1.00 from the quarter ending on or about September 30, 2008 through the quarter ending on or about December 31, 2008, 2.00 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 1.75 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 1.25 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter; and

•	an interest coverage ratio based upon the ratio of consolidated EBITDA to consolidated interest expense which requires us to maintain a ratio of 1.90 to 1.00 through the quarter ending on or about December 31, 2007, 2.10 to 1.00 from the quarter ending on or about March 31, 2008 to the quarter ending on or about December 31, 2008, 2.50 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 2.75 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010, 3.25 to 1.00 from the quarter ending on or about March 31, 2011 to the quarter ending on or about December 31, 2011 and 4.00 to 1.00 from the quarter ending on or about March 31, 2012 to the quarter ending on or about December 31, 2012.

      The second lien term loan provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a maximum consolidated leverage ratio based upon the ratio of consolidated total debt to consolidated EBITDA which requires us to maintain a ratio of 5.00 to 1.00, 4.75 to 1.00 from the quarter ending on or about September 30, 2007 through the quarter ending on or about December 31, 2007, 4.50 to 1.00 for the quarter ending on or about March 31, 2008, 4.25 to 1.00 for the quarter ending on or about June 30, 2008; 4.00 to 1.00 from the quarter ending on or about September 30, 2008 through the quarter ending on or about December 31, 2008, 3.25 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 3.00 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 2.50 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter; and

•	a maximum first lien consolidated leverage ratio based upon the ratio of consolidated total debt (excluding any second lien debt) to consolidated EBITDA which requires us to maintain a ratio of 4.00 to 1.00 through the quarter ending on or December 31, 2007, 3.50 to 1.00 from the quarter ending on or about March 31, 2008 through the quarter ending on or about June 30, 2008, 3.00 to 1.00 from the quarter ending on or about September 30, 2008 through the quarter ending on or about December 31, 2008, 2.50 to 1.00 from the quarter ending on or about March 31, 2009 to the quarter ending on or about December 31, 2009, 2.25 to 1.00 from the quarter ending on or about March 31, 2010 to the quarter ending on or about December 31, 2010 and 1.75 to 1.00 from the quarter ending on or about March 31, 2011 and thereafter.

      Our credit facility defines consolidated EBITDA (on a trailing twelve-month basis) as consolidated net income plus the sum of (i) income tax expense, (ii) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness, (iii) depreciation and amortization expense, (iv) amortization of intangibles and organization costs, (v) any non-cash compensation expense arising from the issuance of capital stock, options to purchase capital stock and capital stock appreciation rights to our management or any of our subsidiaries, (vi) any extraordinary charges or losses determined in accordance with GAAP, (vii) any other non-cash charges, non-cash expense or non-cash losses incurred by us or our subsidiaries for such period (other than those incurred in the ordinary course of business that constitute an accrual of or a reserve for cash charges for any future period), (viii) certain pro forma adjustments (generally in connection with the Magnivision acquisition) that had a favorable impact on consolidated EBITDA during the fiscal periods up to and including December 31, 2005 and (ix) any cash or non-cash expense incurred during fiscal 2005 in connection with the termination of the employment of any officer or executive of FGX International Limited, FGX International Inc. or their affiliates (provided that cash payments made in such period or in any future period in respect of such non-cash charges, expenses or losses shall be subtracted from consolidated net income in calculating consolidated EBITDA in the period when such payments are made); and minus the sum of (a) interest income, (b) any extraordinary income or gains determined in accordance with GAAP, (c) any other non-cash income (excluding any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period that are described in the parenthetical in clause (vii) above) and (d) certain pro forma adjustments (generally in connection with the Magnivision acquisition) that had an unfavorable impact on consolidated EBITDA during the fiscal periods up to and including December 31, 2005, all as determined on a consolidated basis.

      For purposes of calculating consolidated EBITDA for any period pursuant to the determination of the consolidated leverage ratio or the first lien leverage ratio, (i) if at any time during a reference period we or our subsidiaries shall have made a material disposition of property or series of related dispositions that yields gross proceeds of more than $1.0 million, consolidated EBITDA for such reference period shall be reduced by an amount equal to consolidated EBITDA (if positive) attributable to the property that is the subject of the disposition for such reference period or increased by an amount equal to consolidated EBITDA (if negative) attributable thereto and (ii) if at any time during such reference period we or our subsidiaries shall have made a material acquisition of property or assets involving the payment of more than $1.0 million, consolidated EBITDA for such reference period shall be calculated after giving pro forma effect thereto as if such material acquisition occurred on the first day of such reference period. Consolidated EBITDA, as defined under our credit facility, is not calculated in the same manner as the EBITDA figures presented in “Prospectus Summary— Summary Financial Information.”

Events of Default

      The credit facility contains events of default that are customary for financings of this type which, if triggered, allow the administrative agent thereunder, at the request of the applicable lenders, to terminate all commitments and declare all outstanding amounts under the credit facility immediately due and payable. The following events, among others, after the lapse of applicable cure or notice periods constitute events of default under our credit facility:

•	failure to make any payment when due;

•	material breaches of representations and warranties;

•	noncompliance with financial and other covenants;

•	a cross-default or cross-acceleration of other indebtedness having an aggregate principal amount outstanding of at least $5.0 million;

•	judgments in excess of certain amounts;

•	a change of control;

•	certain ERISA violations; or

•	failure of any guarantee or security document supporting the credit facility to be in full force and effect.

      In the event of a declaration of our bankruptcy or in the case of other forms of insolvency events, all commitments under the credit facility automatically terminate and all outstanding amounts under the credit facility are automatically and immediately declared due and payable.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our ordinary shares. We cannot predict the effect, if any, that sales of shares or the availability of shares will have on the market price of our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

      Upon consummation of this offering, we will have outstanding an aggregate of 21,304,307 ordinary shares. In addition, we have an aggregate of 1,031,276 ordinary shares reserved for issuance under our KESOP and 3,000,000 ordinary shares reserved for issuance under our 2007 Incentive Compensation Plan, including options to purchase approximately 800,000 ordinary shares at the offering price being granted to certain members of our management prior to the consummation of this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors and officers as well as significant shareholders.

Sales of Restricted Shares

      The 14,637,640 ordinary shares held by existing shareholders as of October 1, 2007 are “restricted securities” within the meaning of Rule 144 and will be subject to the volume, manner of sale and other limitations under Rule 144. None of these ordinary shares qualify as unrestricted shares under Rule 144(k). Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our ordinary shares.

      We, along with our directors, executive officers and shareholders have agreed that we will not offer, sell, contract to sell or otherwise dispose of our ordinary shares or any securities exercisable for or convertible into our ordinary shares currently owned for a period of 180 days after the date of this prospectus, subject to the exceptions listed under “Underwriting,” without the prior written consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters, which consent may be withheld in their sole discretion. Taking into account the lock-up agreements, and assuming William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters, does not release any shareholders from these agreements, the number of restricted shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

•	Beginning on the effective date of this prospectus, only the shares sold in this offering will be immediately available for sale in the public market.

•	Beginning 180 days after the effective date, approximately 9,304,307 shares of our restricted shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.

      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately 213,043 shares immediately after this offering; and

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of notice with respect to such sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owners other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Rule 701 permits our employees, officers or directors who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Options

      We intend to file a registration statement on Form S-8 under the Securities Act covering the ordinary shares reserved for issuance upon exercise of outstanding options. The registration statement is expected to be filed 180 days after the closing of this offering and become effective as soon as practicable after filing. Accordingly, shares registered under the registration statement will be available for sale in the open market after the effective date of the registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates. See “Risk Factors— Future sales of our ordinary shares in the public market could cause our share price to fall.”

Registration Rights

      After consummation of this offering, BHNA, the holder of 9,087,287 of our ordinary shares, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Share Capital— Registration Rights.” BHNA has agreed not to exercise its rights until 180 days following the date of this prospectus without the prior written consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters.

MATERIAL UNITED STATES FEDERAL INCOME TAX

AND BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

      The following summary describes the material United States federal income tax consequences of the ownership of our shares as of the date hereof by U.S. Holders (as defined below) and non-U.S. Holders. Except where noted, this discussion deals only with shares held as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a non-U.S. Holder;

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	an expatriate;

•	a tax-exempt organization;

•	a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for securities;

•	a person liable for alternative minimum tax;

•	a person who owns, directly or indirectly, 10% or more of our voting stock;

•	a partnership or other pass-through entity or an investor in a partnership or a pass-through entity; or

•	a person whose “functional currency” is not the United States dollar.

      The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, which replacement, revocation or modification may be retroactive, so as to result in United States federal income tax consequences different from those discussed below.

      If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any United States federal estate and gift tax consequences and any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is

•	an individual U.S. citizen or resident,

•	a corporation or other entity taxable as a corporation, for United States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

      If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you are urged to consult your tax advisor.

Distributions

      Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our ordinary shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his ordinary shares and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our ordinary shares will be treated as “passive income” and foreign source income for purposes of computing allowable foreign tax credits for United States federal income tax purposes.

      Dividends paid on our ordinary shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Noncorporate Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Noncorporate Holders at preferential tax rates (generally, through 2010) provided that (1) the ordinary shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market); (2) we are not a passive foreign investment company (as discussed below) for the taxable year during which the dividend is paid or the immediately preceding taxable year; (3) the U.S. Noncorporate Holder has owned the ordinary shares for more than 60 days in the 121-day period beginning 60 days before the date on which the ordinary shares becomes ex-dividend; (4) the U.S. Noncorporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (5) the U.S. Noncorporate Holder has not elected to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. There is no assurance that any dividends paid on our ordinary shares will be eligible for these preferential rates in the hands of a U.S. Noncorporate Holder, although we believe that they will be so eligible.

Sale, Exchange or Other Disposition of Ordinary Shares

      Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss generally will be capital gain or capital loss and generally will be treated as U.S.-source income or loss for purposes of computing any allowable U.S. foreign tax credit. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Noncorporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Application of Passive Foreign Investment Company Rules

      Special United States federal income tax rules apply to a U.S. Holder who holds stock in a foreign corporation classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a holder if, for any taxable year in which such U.S. Holder held our ordinary shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income, or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

      We must apply these tests by taking into account our proportionate share of the gross income and assets of any corporation in which we own, directly or indirectly, 25% or more of the value of the stock. For purposes of these tests, “passive income” generally includes dividends, interest and income equivalent to interest, royalties and rents (other than certain royalties and rents earned in the active conduct of a trade or business), annuities, gains from assets that produce passive income or certain assets that do not produce income (e.g., certain investment assets), certain gains from transactions in commodities or foreign currencies, and income from notional principal contracts.

      Based on a review of our assets and income, including our projected assets and income for the remainder of 2007 and future years, we believe that we will not be a PFIC for 2007 or any subsequent year. However, our status as a PFIC in any year will depend on our assets and income for that year, which will not be determinable until after the close of that year. Accordingly, there can be no assurance that we will not be treated as a PFIC in 2007 or any subsequent year.

      If we were treated as a PFIC for any taxable year during a U.S. Holder’s holding period for our ordinary shares, then, subject to the “qualified electing fund” (“QEF”) and mark-to-market rules described below, gains realized by the U.S. Holder on a sale, exchange or disposition of our ordinary shares and certain “excess distributions” received by the U.S. Holder with respect to our ordinary shares would be taxed under special “interest charge” rules. Under these rules, (i) such gains and excess distributions would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income, (iii) the amount allocated to each other year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and (iv) an interest charge for the deemed benefit of the deferral of taxes would be imposed with respect to the resulting tax attributable to each such other year. For this purpose, a distribution is an “excess distribution” to the extent that the total distributions received by the U.S. Holder with respect to his shares in a given year exceed 125% of the average annual distributions received with respect to such shares during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the shares).

      If a U.S. Holder makes a QEF election with respect to our ordinary shares, then for any year in which we are a PFIC the U.S. Holder must include in income his pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are distributed. If a U.S. Holder’s QEF election is in effect for each year in his holding period for our ordinary shares during which we are a PFIC, the U.S. Holder will not be subject to the interest charge rules described above. A QEF election generally must be made on or before the due date for a U.S. Holder’s federal income tax return for the first year to which the QEF election is to apply. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. If we determine that we are a PFIC for any particular year, we will supply a PFIC annual information statement, for each applicable year, to any U.S. Holder or former

U.S. Holder who requests it. We will notify U.S. Holders if we become aware that we are a PFIC in any taxable year. U.S. Holders should consult their own advisors regarding the procedures for and consequences of making a QEF election.

      A U.S. Holder of shares of a PFIC that are regularly traded on a qualified exchange may elect to account for his shares on a mark-to-market basis. We anticipate that this election would be available for our ordinary shares. A U.S. Holder making this election would not be subject to the interest charge rules for any year for which the election was in effect. Instead, the U.S. Holder would include as ordinary income for each taxable year the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in the ordinary shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his ordinary shares would be adjusted to reflect any such income or loss amount taken into account. Gain realized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

      If, on the date of death of a U.S. Holder owning our ordinary shares, we were classified as a PFIC and the U.S. Holder did not have a QEF or mark-to-market election in effect, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

      A U.S. Holder will be required to file IRS Form 8621 if he holds our ordinary shares in any year in which we are classified as a PFIC.

United States Federal Income Taxation of Non-U.S. Holders

      A beneficial owner of ordinary shares (other than a partnership) that is not a U.S. person is referred to herein as a “Non-U.S. Holder.”

Dividends on Ordinary shares

      Subject to the potential application of the anti-inversion rules discussed below, non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our ordinary shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Ordinary shares

      Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our ordinary shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

      If the Non-U.S. Holder is engaged in a U.S. trade or business for United States federal income tax purposes, the income from the ordinary shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business generally will be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Application of Anti-Inversion Rules

      Section 7874 of the Internal Revenue Code contains an “anti-inversion” provision under which a foreign corporation may be treated as a U.S. corporation for all U.S. federal tax purposes if:

•	the foreign corporation acquires substantially all the properties of a U.S. corporation;

•	the former shareholders of the U.S. corporation hold, by reason of owning stock in the U.S. corporation, at least 80 percent of the stock of the foreign corporation (the “80 percent test”); and

•	the foreign corporation does not have substantial business activities in its country of organization.

      In 2004, FGX International Limited acquired all of the stock (and, therefore, indirectly acquired all of the properties) of AAi.FosterGrant from certain of its affiliates in a corporate restructuring. As a result of that restructuring, the former shareholders of AAi.FosterGrant acquired more than 80 percent of the stock of FGX International Limited. Moreover, FGX International Limited did not have substantial business activities in the BVI, its country of organization. Nevertheless, we believe that FGX International Limited should not be treated as a U.S. corporation under Section 7874 because its acquisition of AAi.FosterGrant should qualify for an exception, set forth in Treasury regulations, that is designed to exempt certain “internal restructurings” from the anti-inversion rules.

      Treasury regulations promulgated under Section 7874 provide that stock in a foreign corporation held by a member of that foreign corporation’s “expanded affiliated group” (“EAG”) may be excluded from the numerator, but not the denominator, of the fraction to which the 80-percent test is applied if:

•	before the acquisition of the U.S. corporation, 80 percent or more of the stock of the U.S. corporation was owned, directly or indirectly, by the corporation that is the parent of the EAG after the transaction, and

•	after the acquisition, no more than 20 percent of the stock of the foreign acquiror is owned by non-members of the EAG by reason of their stock ownership in the U.S. corporation.

      An EAG is a group of corporations, whether domestic or foreign, comprising (i) a parent corporation and (ii) each other corporation, more than 50 percent of the stock of which (measured by vote and value) is owned, in the aggregate, by the parent corporation or by other corporations in the group. The parent of FGX International Limited’s EAG is Medici I Investments Corp., a BVI corporation (“Medici I”), which (i) owned more than 80 percent of AAi.FosterGrant immediately before the acquisition of that company by FGX International Limited and (ii) owned more than 80 percent of FGX International Limited after that acquisition by reason of its former ownership of AAi.FosterGrant.

      Accordingly, pursuant to the regulatory exception described above, we believe the stock of FGX International Limited that was owned by Medici I should be excluded from the numerator, but not the denominator, of the fraction to which the 80 percent test is applied. As a result, the 80 percent test is not satisfied, and Section 7874 should not apply to the acquisition of AAi.FosterGrant by FGX International Limited. We believe our initial public offering of ordinary shares should not affect this conclusion. If we were treated as a U.S. corporation, dividends paid by us to Non-U.S. Holders generally would be subject to a 30% withholding tax, subject to possible reduction under an income tax treaty between the United States and the Non-U.S. Holder’s country of residence. In addition, in that event our ordinary shares would be deemed to be situated within the United States for purposes of the U.S. federal estate tax, and would be includible in the gross estate of a Non-U.S. Holder for purposes of that tax.

Backup Withholding and Information Reporting

      In general, dividend payments, or other taxable distributions, made within the United States (or outside the United States, if we are treated as a U.S. corporation under the anti-inversion rules) to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments or distributions to a non-corporate U.S. Holder also may be subject to backup withholding tax, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

      A Non-U.S. Holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such a holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption. Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s United States federal income tax liability by filing a refund claim with the IRS.

British Virgin Islands Taxation

      We, all dividends, interest, rents, royalties, compensations and other amounts paid by us and capital gains realized with respect to any shares, debt obligations or other securities of ours are exempt from all provisions of the Income Tax Act (BVI). Further, no estate, inheritance, succession or gift tax is payable under BVI law with respect to any shares, debt obligations or other securities of ours.

      Unless and until we have an interest in land situated in the BVI, or own shares in a subsidiary which has an interest in land situated in the BVI, all instruments relating to transfers of property to or by us, all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from the payment of stamp duty in the BVI.

      Unless and until we become an employer in the BVI, we shall not be liable for any payroll tax under the Payroll Taxes Act, 2003.

      Holders who are not tax residents in the BVI will not be subject to any income, withholding, capital gains, estate or inheritance taxes in the BVI, with respect to our ordinary shares owned by them and dividends received on such ordinary shares.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc. have severally agreed to purchase from us and the selling shareholders the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of
Underwriters	Shares

William Blair & Company, L.L.C.	4,800,000
SunTrust Robinson Humphrey, Inc.	4,800,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	1,800,000
Avondale Partners, LLC	600,000

Total	12,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.672 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.100 per share to other dealers. If all the shares are not sold at the initial public offering price, representatives of the underwriters may change the offering price and other selling terms.

      BHNA, one of the selling shareholders, has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,800,000 additional ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. BHNA will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are 7.0% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees

		Without	With Full
	Fee per	Over-Allotment	Over-Allotment
	Share	Exercise	Exercise

Discounts and commissions paid by us	$1.12	$7,466,667	$7,466,667
Discounts and commissions paid by the selling shareholders	$1.12	$5,973,333	$7,989,333
Total	$1.12	$13,440,000	$15,456,000

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,000,000. We and the selling shareholders have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

      The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters in connection with this offering; or

•	any ordinary shares issued upon exercise of options granted under existing employee share option plans.

      Our directors and executive officers and all of our shareholders, including the selling shareholders, have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares (including, without limitation, ordinary shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and ordinary shares which may be issued upon exercise of any option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters in connection with this offering;

•	transactions by persons relating to ordinary shares or other securities acquired in open market transactions after the consummation of this offering, so long as no filing by any party with the SEC shall be required or voluntarily made in connection with subsequent sales of ordinary shares or other securities acquired in such open market transactions;

•	transfers by a person relating to ordinary shares or any security exercisable or convertible into ordinary shares as a bona fide gift and transfers by a person other than us by will or the laws of intestate succession, so long as (1) each recipient agrees in writing to be subject to the restrictions described in the immediately preceding paragraph, (2) the underwriters have been advised in writing at least two business days prior to the proposed transfer and (3) no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer;

•	transfers by a person of ordinary shares or any security exercisable or convertible into ordinary shares to any trust, partnership or limited liability company for the direct or indirect benefit of such person for estate planning purposes, so long as (1) the trustee, partnership or limited liability company agrees in writing to be subject to the restrictions described in the immediately preceding paragraph, (2) any such transfer shall not involve a disposition for value and (3) no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer;

•	transfers by a person to an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended), provided such affiliate agrees in writing to be subject to the restrictions described in the immediately preceding paragraph and that no filing by any party with the SEC shall be required or voluntarily made in connection with such transfer; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (and/or the modification of an existing trading plan), provided that no sales or other transfers occur under such plan during the restricted period described in the immediately preceding paragraph.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the consummation of this offering.

      Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the consummation of this offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

      A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

      Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares will be determined by negotiation among us, our principal shareholder and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

      Each underwriter has represented that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which on the date hereof includes the European Union plus Iceland, Norway and Liechtenstein (each, a ”Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European

Union Prospectus Directive (the ”EU Prospectus Directive”) is implemented in that Relevant Member State (the ”Relevant Implementation Date”) it has not made and will not make an offer of ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication us of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

      The validity of the ordinary shares offered hereby will be passed upon for us by Ogier, Tortola, BVI. Certain legal matters in connection with this offering will be passed upon for us by Greenberg Traurig, P.A., Ft. Lauderdale, Florida. The underwriters have been represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedule of FGX International Holdings Limited as of December 31, 2005 and December 30, 2006, and for each of the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Magnivision, Inc. for the nine months ended October 1, 2004, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We have not previously been subject to the reporting requirements of the Exchange Act. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares we are offering to sell pursuant to this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file periodic reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our web site at www.fgxi.com as soon as reasonably practicable after filing such documents with the SEC.

      The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the Public Reference Room maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. The SEC also maintains a web site (http://www.sec.gov) available to the public that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The registration statement of which this prospectus forms a part and the exhibits thereto may be obtained through the SEC’s web site. For further information pertaining to our company and the ordinary shares offered by this prospectus, reference is made to the registration statement.

INDEX TO FINANCIAL STATEMENTS

FGX INTERNATIONAL HOLDINGS LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005, December 30, 2006 and June 30, 2007 (unaudited)	F-3
Consolidated Statements of Operations for Fiscal Years ended January 1, 2005, December 31, 2005, December 30, 2006 and the six months ended July 1, 2006 and June 30, 2007 (unaudited)	F-4

Consolidated Statements of Shareholders’ Equity (Deficit), and Comprehensive Income (Loss) for the Fiscal Years ended January 1, 2005, December 31, 2005, December 30, 2006 and the six months ended June 30, 2007 (unaudited)
F-5
Consolidated Statements of Cash Flows for the Fiscal Years ended January 1, 2005, December 31, 2005, December 30, 2006 and the six months ended July 1, 2006 and June 30, 2007 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

MAGNIVISION, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors’ Report	F-33
Consolidated Statement of Income for the nine-month period ended October 1, 2004	F-34
Consolidated Statement of Stockholder’s Equity and Comprehensive Income for the nine-month period ended October 1, 2004	F-35
Consolidated Statement of Cash Flows for the nine-month period ended October 1, 2004	F-36
Notes to Consolidated Financial Statements	F-37

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

     FGX International Holdings Limited:

      We have audited the accompanying consolidated balance sheets of FGX International Holdings Limited and subsidiaries as of December 31, 2005 and December 30, 2006, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FGX International Holdings Limited and subsidiaries as of December 31, 2005 and December 30, 2006, and the results of their operations and their cash flows for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006, in conformity with U.S. generally accepted accounting principles.

      As discussed in note 3 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

Providence, Rhode Island March 19, 2007, except as to Notes 8 and 20(a), which are as of May 24, 2007 and except as to Note 20(b), which is as of October 18, 2007	/s/ KPMG LLP

FGX INTERNATIONAL HOLDINGS LIMITED

Consolidated Balance Sheets
December 31, 2005, December 30, 2006 and June 30, 2007 (unaudited)
(In thousands except share and par value amounts)

	December 31,	December 30,	June 30,	June 30,
	2005	2006	2007	2007

			Actual	Pro Forma
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$12,568	$9,663	$5,159	$5,159
Accounts receivable, less allowances of $16,037, $19,752 and $25,386 at December 31, 2005, December 30, 2006 and June 30, 2007, respectively	37,086	59,030	49,799	49,799
Inventories	28,021	34,643	38,662	38,662
Prepaid expenses and other current assets	3,896	7,085	13,616	10,161
Deferred tax assets	10,927	8,632	11,583	11,583

Total current assets	92,498	119,053	118,819	$115,364

Property, plant and equipment, net	18,770	18,467	20,229	20,229
Other assets:
Goodwill	26,180	25,357	25,357	25,357
Intangible assets, net of accumulated amortization of $10,561, $18,158 and $21,244 at December 31, 2005, December 30, 2006 and June 30, 2007, respectively	58,637	51,040	47,954	47,954
Fair value of financial instruments	82	86	28	28
Other assets	4,991	7,035	10,260	10,260

Total assets	$201,158	$221,038	$222,647	$219,192

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Revolving line of credit	$—	$12,500	$9,000	$—
Current maturities of long-term obligations	1,150	7,010	8,195	536
Accounts payable	28,224	44,103	29,490	29,490
Accrued expenses	33,230	28,080	26,412	26,412
Accrued income taxes	1,224	1,593	—	—

Total current liabilities	63,828	93,286	73,097	56,438

Long-term obligations, less current maturities	201,190	194,073	209,399	128,858
Deferred tax liabilities	16,822	15,093	16,494	16,494
Other long term liabilities	—	—	957	957
Minority interest	582	815	1,040	1,040
Commitments and contingencies (note 13)
Shareholders’ equity (deficit):
Common stock, no par value. Authorized 101,000,000 shares; issued 15,267,793 shares; outstanding 14,837,647 shares and 14,637,642 shares at December 31, 2005, December 30, 2006 and June 30, 2007, respectively	—	—	—	—
Additional paid-in capital	—	1,499	1,854	95,599
Accumulated other comprehensive income	178	694	887	887
Accumulated deficit	(79,005)	(81,985)	(78,568)	(78,568)
Treasury stock, at cost, 430,146 shares at December 31, 2005 and December 30, 2006 and 630,151 shares at June 30, 2007	(2,437)	(2,437)	(2,513)	(2,513)

Total shareholders’ equity (deficit)	(81,264)	(82,229)	(78,340)	15,405

Total liabilities and shareholders’ equity (deficit)	$201,158	$221,038	$222,647	$219,192

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED

Consolidated Statements of Operations
Years ended January 1, 2005, December 31, 2005, December 30, 2006 and six months ended July 1, 2006 (unaudited) and June 30, 2007 (unaudited)
(In thousands except share and per share amounts)

	Fiscal year ended			Six months ended

	January 1,	December 31,	December 30,	July 1,	June 30,
	2005	2005	2006	2006	2007

				(Unaudited)
Net sales	$136,691	$189,881	$209,208	$96,489	$123,763
Cost of goods sold	74,800	90,567	104,932	48,166	58,125

Gross profit	61,891	99,314	104,276	48,323	65,638
Operating expenses:
Selling expenses	36,384	47,179	55,466	26,659	36,664
General and administrative expenses	21,038	28,205	17,918	9,899	10,036
Amortization of acquired intangibles	1,285	9,276	7,597	3,799	3,086
Legal settlement	3,000	—	—	—	—
Abandoned lease charge	—	—	—	—	1,865

Operating income	184	14,654	23,295	7,966	13,987
Other income (expense):
Interest expense	(3,784)	(12,472)	(21,951)	(10,342)	(11,335)
Other income (expense), net	28	(72)	154	21	124

Income (loss) before income taxes	$(3,572)	2,110	1,498	(2,355)	2,776
Income tax expense (benefit)	2,960	4,031	4,245	1,889	(866)

Income (loss) before minority interest	$(6,532)	$(1,921)	$(2,747)	(4,244)	3,642
Minority interest	179	351	233	24	225

Net income (loss)	$(6,711)	$(2,272)	$(2,980)	$(4,268)	$3,417

Basic earnings (loss) per share	$(0.46)	$(0.16)	$(0.20)	$(0.29)	$0.23

Basic weighted average shares outstanding	14,496,652	14,375,928	14,837,647	14,837,647	14,827,448

Diluted earnings (loss) per share	$(0.46)	$(0.16)	$(0.20)	$(0.29)	$0.23

Diluted weighted average shares outstanding	14,496,652	14,375,928	14,837,647	14,837,647	14,926,021

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED

Consolidated Statements of Shareholders’
Equity (Deficit), and Comprehensive Income (Loss)
Years ended January 1, 2005, December 31, 2005, December 31, 2006 and
six months ended June 30, 2007 (unaudited)
(In thousands, except shares)

					Accumulated		Total
	Common stock			Additional	other		shareholders’
			Treasury	paid-in	comprehensive	Accumulated	equity	Comprehensive
	Shares	Par value	stock	capital	income (loss)	deficit	(deficit)	Income (loss)

Balance, December 27, 2003	14,550,593	$—	$—	$66,212	$189	$(39,284)	$27,117
To reflect change in reporting entity	(216,640)	—	—	—	—	—	—	$—
Foreign currency translation adjustment	—	—	—	—	428	—	428	428
Net loss	—	—	—	—	—	(6,711)	(6,711)	(6,711)

Comprehensive loss for the year ended January 1, 2005	—	—	—	—	—	—	—	(6,283)

Balance, January 1, 2005	14,333,953	$—	$—	$66,212	$617	$(45,995)	$20,834
Conversion of common shares in subsidiary to parent	325,397	—	—	—	—	—	—	—
Issuance of common shares from exercise of stock options	608,443	—	—	394	—	—	394	—
Redemption of common shares	(430,146)	—	(2,437)	—	—	—	(2,437)	—
Stock-based compensation expense for vesting of stock options	—	—	—	1,756	—	—	1,756	—
Dividend paid to common shareholders	—	—	—	(68,362)	—	(30,738)	(99,100)	—
Foreign currency translation adjustment	—	—	—	—	(439)	—	(439)	(439)
Net loss	—	—	—	—	—	(2,272)	(2,272)	(2,272)
Comprehensive loss for the year ended December 31, 2005	—	—	—	—	—	—	—	(2,711)

Balance, December 31, 2005	14,837,647	—	(2,437)	—	178	(79,005)	(81,264)
Stock-based compensation expense for vesting of stock options	—	—	—	1,499	—	—	1,499	—
Foreign currency translation adjustment	—	—	—	—	516	—	516	516
Net loss	—	—	—	—	—	(2,980)	(2,980)	(2,980)

Comprehensive loss for the year ended December 30, 2006	—	—	—	—	—	—	—	$(2,464)

Balance, December 30, 2006	14,837,647	—	(2,437)	1,499	694	(81,985)	(82,229)
Stock-based compensation expense for vesting of stock options	—	—	—	355	—	—	355	—
Redemption of common shares	(200,005)	—	(76)	—	—	—	(76)	—
Foreign currency translation adjustment	—	—	—	—	193	—	193	193
Net income	—	—	—	—	—	3,417	3,417	3,417

Comprehensive income for the six months ended June 30, 2007	—	—	—	—	—	—	—	$3,610

Balance, June 30, 2007	14,637,642	$—	$(2,513)	$1,854	$887	$(78,568)	$(78,340)

Pro Forma Balance, June 30, 2007 (unaudited)	21,304,307	$—	$(2,513)	$95,599	$887	$(78,568)	$15,405

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows
Years ended January 1, 2005, December 31, 2005, December 30, 2006 and six months ended July 1, 2006 (unaudited) and June 30, 2007 (unaudited)
(In thousands)

	Fiscal Year Ended			Six Months Ended

	January 1,	December 31,	December 30,	July 1,	June 30,
	2005	2005	2006	2006	2007

				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(6,711)	$(2,272)	$(2,980)	$(4,268)	$3,417
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	9,928	18,946	18,416	9,279	9,368
Noncash stock option compensation	—	1,756	1,499	880	355
Minority interest	179	351	233	24	225
Deferred income taxes	(963)	1,970	559	257	(1,452)
Loss on disposal of property, plant, and equipment	—	—	543	430	—
Changes in assets and liabilities:
Accounts receivable	11,183	(13,207)	(22,486)	1,913	9,484
Inventories	6,943	(1,654)	(6,181)	(3,150)	(3,936)
Prepaid expenses and other current assets	(110)	(464)	(3,202)	(1,618)	(8,216)
Other assets	212	4,201	2,223	(1,099)	(2,015)
Noncurrent assets	680	(328)	(4,077)	(452)	(1,003)
Accounts payable	(1,728)	9,034	15,629	(1,590)	(14,682)
Accrued expenses and other long-term liabilities	(2,552)	587	(1,486)	(7,085)	(928)
Accrued income taxes	1,178	(516)	407	501	(103)

Net cash provided by (used in) operating activities	18,239	18,404	(903)	(5,978)	(9,486)

Cash flows from investing activities:
Purchases of property, plant and equipment	(7,385)	(8,969)	(10,948)	(4,773)	(7,938)
Proceeds from sale of property, plant, and equipment	170	168	—	—	—
Purchase of acquired business, net of cash acquired	(81,457)	—	(3,000)	—	—
Acquisition of intangible assets	(882)	—	—	—	—

Net cash used in investing activities	(89,554)	(8,801)	(13,948)	(4,773)	(7,938)

Cash flows from financing activities:
Net borrowings (repayments) under revolving note payable	(15,068)	—	12,500	9,000	(3,500)
Proceeds from issuance of long-term obligations	100,000	200,000	—	—	20,000
Payments on long-term obligations	(7,864)	(99,955)	(1,268)	(626)	(3,495)
Purchase of financial instrument	(250)	—	(127)	(93)	—
Payment of financing fees	(3,739)	(3,660)	—	—	—
Redemption of common stock	—	(87)	—	—	(76)
Dividends paid on common stock	—	(98,776)	—	—	—

Net cash provided by (used in) financing activities	73,079	(2,478)	11,105	8,281	12,929
Effect of exchange rate changes on cash and cash equivalents	376	(495)	841	516	(9)

Net increase (decrease) in cash and cash equivalents	2,140	6,630	(2,905)	(1,954)	(4,504)
Cash and cash equivalents, beginning of period	3,798	5,938	12,568	12,568	9,663

Cash and cash equivalents, end of period	$5,938	$12,568	$9,663	$10,614	$5,159

See accompanying notes to consolidated financial statements.

FGX INTERNATIONAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts)

(1)	Reporting Entity and Nature of Business

      FGX International Holdings Limited (the “Company”) is a leading designer and marketer of non-prescription reading glasses, sunglasses and costume jewelry with distribution primarily in the mass merchandise, chain drug store and chain grocery store channels in North America and the United Kingdom.

      The Company was incorporated in 2004 as an International Business Company under the laws of the British Virgin Islands as part of a corporate reorganization designed to integrate AAi.FosterGrant, Inc. with Magnivision, Inc., which was acquired on October 1, 2004. The consolidated financial statements for the first nine months of the fiscal year ended January 1, 2005, reflect the results of operations of AAi.FosterGrant, Inc. only. The operating results of Magnivision, Inc. have been included in the consolidated financial statements of the Company beginning on October 1, 2004, the date of acquisition.

(2)	Recent Accounting Pronouncements

      In June 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109, Accounting for Income Taxes. This interpretation requires that realization of an uncertain income tax position must be “more likely than not” (i.e. greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, this interpretation prescribes the benefit to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. This interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. This interpretation is effective for fiscal years beginning after December 15, 2006, and we adopted the provisions of FIN No. 48 as of December 31, 2006, the first day of fiscal 2007 (see Note 10).

      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact SFAS No. 157 will have on our consolidated financial statements.

      In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities— Including an amendment of FASB Statement No. 115,” which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently assessing the impact SFAS No. 159 will have on our consolidated financial statements.

(3)	Significant Accounting Policies

(a)	Principles of Consolidation

      The consolidated financial statements include the results of operations of the Company as well as those companies in which the Company has majority ownership or control. All significant intercompany balances and transactions have been eliminated in consolidation.

Minority interest payable represents the minority partners’ accumulated earnings in our joint venture in Mexico.

     (b) Unaudited Interim Financial Information

      The accompanying unaudited consolidated balance sheet as of June 30, 2007, unaudited consolidated statements of operations and of cash flows for the six months ended July 1, 2006 and June 30, 2007, and the unaudited consolidated statement of shareholders’ equity (deficit) for the six months ended June 30, 2007 have been prepared in accordance with generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement have been included. The information disclosed in the notes to the financial statements for these periods is unaudited. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending December 29, 2007 or any future period.

     (c) Unaudited Pro Forma Financial Information

      The Company has filed a registration statement with the U.S. Securities and Exchange Commission to sell 6,666,667 ordinary shares to the public. The pro forma consolidated balance sheet as of June 30, 2007 assumes the receipt of $97.2 million of proceeds by the Company from the sale of such shares after deducting estimated underwriting discounts and commission and offering expenses payable by the Company, which will be used by the Company to repay in full ($50.0 million) the amount outstanding under the Company’s second lien term loan, to repay a portion (approximately $38.2 million) of the amount outstanding under the Company’s first lien term loan and to repay in full (approximately $9.0 million) the amount outstanding under the Company’s revolving credit facility. The pro forma consolidated statement of shareholders’ equity (deficit) as of June 30, 2007 has been prepared based on the sale of 6,666,667 ordinary shares to the public at an initial public offering price of $16.00 per ordinary share.

(d)	Fiscal Year-End

      The Company’s fiscal year ends on the Saturday closest to December 31. The 2007 and 2006 fiscal years each reflect a 52-week period resulting in a 26-week, six-month period for the periods ending July 1, 2006 and June 30, 2007.

(e)	Cash and Cash Equivalents

      Cash equivalents of $2,000 and $0 at December 30, 2006 and June 30, 2007, respectively, consist of overnight repurchase agreements and certificates of deposits with an initial term of less than three months. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(f)	Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods. During the six months ended July 1, 2006 and June 30, 2007, the Company increased its inventory reserve for excess and potentially obsolete inventory by $0.9 and $0.5 million, respectively. Inventory reserve adjustments are considered permanent decreases to the cost basis of the inventory and are recorded in cost of goods sold in the Company’s Consolidated Statements of Operations.

(g)	Advertising Costs

      Advertising costs, which are included in selling expenses, are expensed when the advertisement first takes place. Advertising expense was approximately $0.7 million and $5.4 million for the six months ended July 1, 2006 and June 30, 2007, respectively.

(h)	Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Fully depreciated displays are written off to the respective accumulated depreciation account each year.

Asset classification	Estimated useful life

Building and improvements	10-20 years
Display fixtures	2-3 years
Furniture, fixtures and equipment	3-5 years
Leasehold improvements	Shorter of useful life or lease term

(i)	Goodwill and Other Intangible Assets

      Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset or asset group is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset or asset group. The Company evaluates its long-lived assets if impairment indicators arise. The Company evaluates each of its reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

      Intangible assets consist of trademarks, customer relationships and patents. Trademarks, customer relationships and patents, acquired in business combinations, are recorded at their estimated fair value at the date of the combination. The Company has determined that currently owned trademarks have indefinite useful lives, customer relationships have an estimated useful life of 15.25 years and patents have an estimated useful life of 4.25 years. The Company is amortizing the recorded amount of the customer relationships on an accelerated basis and the patents on a straight-line basis over their estimated useful lives. The amortization method of the customer relationships is accelerated based on a projected economic value of the asset over its useful life.

(j)	Revenue Recognition

      Sales are recognized when revenue is realized or realizable and has been earned. The Company’s policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which generally is on the date of shipment. The Company also maintains destination-based terms with one customer in the United States and with all of its customers in the United Kingdom and Mexico under which it recognizes revenue upon confirmation of receipt by the customer. In addition, prior to revenue recognition, the Company requires persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. A provision for anticipated returns is recorded as a reduction of sales in the same period that the revenue is recognized in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists.

      The Company accounts for certain customer promotional payments, volume rebates, cooperative advertising, product placement fees and other discounts as a reduction of revenue under the guidance issued by the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) in Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products, Issue No. 00-14, Accounting for Certain Sales Incentives, and Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The Company also enters into multi-year supply agreements with many of its customers that often have minimum purchase requirements. Upfront payments and credits to our customers associated with these multi-year agreements are recorded to “Other assets” in our Consolidated Balance Sheets and are recorded net of accumulated amortization. Amortization of these payments and credits is recorded as earned by our customers over the contract term and are recorded as a reduction of revenue. When the payment or credit has been fully amortized the asset and related amortization are written off. Amortization estimated to be earned by our customers and charged to operations during the next twelve months are classified as “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.

(k)	Shipping and Handling

      Shipping and handling costs are recorded as a component of cost of goods sold. Any shipping and handling billed to customers is recognized as a component of net sales. Shipping and handling billed to customers is not significant for any of the periods presented.

(l)	Earnings per Share

      Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period. Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

				(Unaudited)
Basic weighted average shares outstanding	14,496,652	14,375,928	14,837,647	14,837,647	14,827,448
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	—	—	—	—	98,439

Diluted weighted average shares outstanding	14,496,652	14,375,928	14,837,647	14,837,647	14,926,021

Antidilutive potential common shares excluded from the computation above	1,303,051	1,064,748	1,064,748	1,064,748	942,668

(m)	Employee Stock-Based Compensation

      As of June 30, 2007, the Company had one stock-based employee compensation plan which is described more fully in note 11. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which amends Statement of Financial Accounting Standards No. 123, as amended by No. 148, and Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. The Company adopted SFAS 123R under the modified prospective basis as defined in the statement. In 2006, the Company recorded stock option expense based on all unvested stock options as of the adoption date. See note 11 for further information related to the adoption of this statement. Prior to 2006, as permitted by Statement of Financial Accounting Standards No. 123, as amended by No. 148, Accounting for Stock-Based Compensation, (collectively “SFAS 123”), the Company accounted for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As required by the Company’s existing stock plan, stock options are granted at or above the fair market value of the Company’s stock and, accordingly, no compensation expense was recognized for these grants in the consolidated statements of operations in 2004 and 2005. Compensation expense recorded in fiscal 2005 related to the acceleration of vesting of event-based options in order for certain members of management to participate in the dividend declared in November 2005.

      Had compensation expense been recorded under the fair value method as set forth in the provisions of SFAS 123 for stock options awarded, the impact on the Company’s net loss and loss per share for fiscal 2004 and 2005 would have been:

		Fiscal

		2004	2005

		(in thousands, except
		per share amounts)
Net loss	As reported	$(6,711)	$(2,272)
Add compensation expense recognized during the period		—	1,756
Deduct total stock-based employee compensation expense determined under fair value based method for all awards		(108)	(1,924)

Net loss	Pro forma	$(6,819)	$(2,440)

Basic loss per share	As reported	$(0.46)	$(0.16)

	Pro forma	$(0.47)	$(0.17)

Diluted loss per share	As reported	$(0.46)	$(0.16)

	Pro forma	$(0.47)	$(0.17)

(n)	Comprehensive Income (Loss)

      Comprehensive income (loss) is defined in FASB Statement No. 130, Reporting Comprehensive Income, as the change in equity of a business enterprise during the period from transactions and other events and circumstances from nonowner sources. The difference between comprehensive income and net income (loss) represents foreign currency translation adjustments.

(o)	Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. A significant portion of the Company’s business activity is with domestic mass merchandisers whose ability to meet their financial obligations is dependent on economic conditions germane to the retail industry. At its discretion, the Company sells products to certain customers in bankruptcy. To reduce credit risk, the Company routinely assesses the financial strength of its customers and maintains credit insurance on substantially all of its domestic and Canadian accounts receivable.

(p)	Disclosure of Fair Value of Financial Instruments

      The Company’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, interest rate cap contracts, accounts payable and debt. The carrying amounts of the Company’s financial instruments approximate fair value due to either their short-term nature or market rates of interest.

(q)	Use of Estimates

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangibles and goodwill, and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

(r)	Income Taxes

      Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Deferred income taxes have not been provided for the undistributed earnings of the Company’s foreign subsidiaries as such undistributed earnings are considered to be indefinitely reinvested.

(s)	Derivative Instruments

      FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), requires companies to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in an international operation.

      The Company has derivative financial instruments in place to control interest rate exposure on its variable rate indebtedness. The Company has determined that these derivative financial instruments (interest rate caps) do not qualify as an effective hedge for accounting purposes under SFAS No. 133. Because these instruments have been deemed to be not effective, the change in the fair value of the instruments from one period to another has been recorded in “Interest expense” in the accompanying consolidated statement of operations with an offsetting entry to “Fair Value of Financial Instruments” in the accompanying consolidated balance sheets.

(t)	Supplemental Cash Flow Disclosures

      Cash paid during fiscal years 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007 for interest and income taxes is as follows:

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007
(in thousands)

				(Unaudited)
Interest	$1,686	$8,264	$21,437	$10,255	$10,801
Income taxes	2,476	1,862	3,017	1,691	1,291

      The Company had the following noncash activities related to acquired equipment financed with capital lease obligations for fiscal years 2004, 2005 and 2006 and the six months ended July 1, 2006 and June 30, 2007:

(in thousands)
Fiscal Year:
2004	$108
2005	297
2006	—
Six Months Ended (unaudited):
July 1, 2006	—
June 30, 2007	332

      The Company also had the following noncash activities:

      Fiscal 2005:

•	In connection with a severance agreement with a former member of management, the redemption of common stock totaling $2,279, net of $70 in cashless exercise of vested stock options, is payable in the form of a promissory note over a period of 24 months (see notes 9 and 14).

•	Three members of management executed cashless exercises of the vested portion of their stock options totaling $324. The cashless exercises were netted against the dividends issued to these individuals (see notes 11 and 15).

•	The Company accrued approximately $6.0 million and increased goodwill related to a tentative resolution to a disputed working capital adjustment (note 4(a)).

      Fiscal 2006:

•	The Company concluded the settlement of the working capital adjustment and accordingly reduced the accrual and goodwill by approximately $0.8 million (note 3(a)).

(4)	Acquisitions

(a)	Magnivision, Inc.

      On October 1, 2004, the Company, through a subsidiary, acquired all of the outstanding common shares of Magnivision, Inc., a leading domestic designer and marketer of non-

prescription reading glasses, for cash consideration of approximately $81.5 million. The cash consideration includes direct acquisition costs, but excludes deferred financing costs of $3.7 million, which were capitalized and had been included as “Other assets” on the consolidated balance sheet for the fiscal year ended January 1, 2005. The unamortized balance of the financing costs of $2.9 million were subsequently recorded to interest expense in the fiscal year ended December 31, 2005, in conjunction with a debt refinancing with a new syndicate of lenders in December 2005. The purchase price of the acquisition included a working capital adjustment. The determination of this working capital adjustment was disputed and brought to binding arbitration in 2005. The arbitrator reached a tentative decision on March 18, 2006, which required the Company to pay an additional purchase price of approximately $6.0 million. The Company accounted for this tentative resolution in fiscal 2005 as an adjustment to the purchase price by increasing “Goodwill” and “Accrued expenses” in the accompanying December 31, 2005 consolidated balance sheet. A final settlement of the purchase price adjustment took place on October 24, 2006. On that date, the Company entered into a settlement agreement to pay additional purchase price consideration of $5.1 million. The Company paid $3.0 million of the settlement during the fiscal year ended December 30, 2006, and has paid $1.1 million on June 1, 2007 and has agreed to pay $1.0 million on December 3, 2007. These amounts are guaranteed by Berggruen Holdings (BH), the Company’s principal shareholder, and are recorded in accrued expenses in the consolidated balance sheets. Accordingly, as of December 30, 2006, the Company reduced its previous accrual for the working capital adjustment dispute by approximately $0.8 million with a corresponding reduction to goodwill. The final cost of the acquisition was approximately $86.7 million.

      Magnivision’s results of operations have been included in the consolidated statement of operations from October 1, 2004, which was the date of acquisition.

      In 2004, the Company prepared a preliminary valuation of the identifiable intangible assets acquired, which included customer relationships, trademarks and patents. Upon completion of the valuation in 2005, the Company adjusted the January 1, 2005 preliminary allocation by increasing goodwill by $7,400, decreasing trademarks by $14,000, increasing patents by $2,900, and increasing customer relationships by $3,700. The Company has allocated approximately $43.5 million of the purchase price to customer relationships and recognized $1,285, $8,551 and $6,873 of related amortization for the fiscal year ended January 1, 2005, December 31, 2005 and December 30, 2006, respectively. The fiscal 2004 amortization was based on a preliminary allocation of $39.8 million. The customer list has an estimated useful life of approximately 15.25 years and is being amortized to expense, on an accelerated basis, over that period in the consolidated statement of operations. The patents have an estimated useful life of approximately 4.25 years and are being amortized to expense, on a straight-line basis, over that period in the consolidated statement of operations. During both fiscal years ended December 31, 2005 and December 30, 2006, the Company recorded amortization of $725 related to patents. No amortization expense was recorded related to patents during the fiscal year ended January 1, 2005 as the valuation was not completed until fiscal 2005. The trademarks have been deemed to have indefinite lives and therefore are not being amortized, but rather assessed for potential impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The acquired intangibles and goodwill are not deductible for tax purposes.

      Included in the liabilities assumed in connection with the purchase of the common stock of Magnivision, Inc. is $6,268 in estimated costs of exiting a duplicate facility in Miramar, Florida. The lease for this facility terminates in April 2011. The initial calculation and subsequent evaluations of the lease liability is uncertain since the Company must use judgment to estimate the timing and duration of future vacancy periods and the amount and timing of potential future sublease income. The Company’s estimated liability relating to this lease assumed a sublease beginning in the third quarter of 2007 through the term of the Company’s lease commitment.

When estimating these costs and their related timing, the Company considered a number of factors, which include, but are not limited to, the location and condition of the property, the specific marketplace demand and general economic conditions. The liability as of January 1, 2005, which was based on an initial estimate, was $3,300. During fiscal 2005, the Company revised the estimate to increase the liability by $2,968 due to a revision of sublease assumptions and made rent payments of $1,571. In January 2007, the Company executed a sublease agreement for approximately one-half of the facility square footage. Due to current real estate market conditions, the Company reevaluated the leasing market, and adjusted its leasing strategy accordingly, during the second quarter of fiscal 2007 and recorded a $1,865 charge in connection with the continued vacancy at this facility. This charge assumes that the remaining space of this facility will remain vacant through the end of fiscal 2007. The liability as of December 30, 2006 and June 30, 2007 is $2,705 and $3,588, respectively, which is included in accrued expenses in the consolidated balance sheets.

(b)	Trademarks of Gargoyles, Inc.

      On December 30, 2003, the Company acquired several brands of eyewear including: Gargoyles, Angel, Anarchy, G-Force and Idol-Eyez. The purchase price was based upon net sales volume generated by the brands from the purchase date through December 2006. An initial $750 nonrefundable advance against the purchase price was made at the closing. Based on cumulative net sales through December 30, 2006, which is the end of the measured sales period, the Company does not believe that further payments will be required. However, the former owner has filed a lawsuit seeking additional payments (see note 13(c)). The purchase price, along with related legal costs, was recorded as an intangible asset of $882 in the fiscal year ended January 1, 2005.

(5)	Property, Plant and Equipment

	December 31,	December 30,	June 30,
	2005	2006	2007

			(Unaudited)

	(in thousands)
Property, plant and equipment:
Land	$1,233	$1,233	$1,233
Building and improvements	5,924	5,976	6,019
Display fixtures	21,849	18,010	23,218
Furniture, fixtures and equipment	15,508	16,326	15,632
Leasehold improvements	2,893	2,893	2,893
Equipment under capital lease	3,634	3,691	3,553

	51,041	48,129	52,548
Less accumulated depreciation	32,271	29,662	32,319

	$18,770	$18,467	$20,229

(6)	Goodwill and Other Intangible Assets

      At December 31, 2005 goodwill totaled $26,180 and at December 30, 2006 and June 30, 2007, goodwill totaled $25,357, respectively. As of December 30, 2006 and June 30, 2007, $1.8 million, $23.4 million and $0.2 million of goodwill is related to the costume jewelry, non-

prescription reading glass and international segments, respectively. Other intangible assets were as follows:

		December 31, 2005		December 30, 2006		June 30, 2007

	Weighted					(Unaudited)
	Average	Gross		Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Period	Amount	Amortization	Amount	Amortization	Amount	Amortization

	(in thousands)
Patents	4.25 years	$2,900	$725	$2,900	$1,450	$2,900	$1,812
Customer relationships	15.25 years	43,531	9,836	43,531	16,708	43,531	19,432

Total amortizable intangible assets	14.56 years	46,431	10,561	46,431	18,158	46,431	21,244

Trademarks		22,767	—	22,767	—	22,767	—

Total intangible assets		$69,198	$10,561	$69,198	$18,158	$69,198	$21,244

      The Company has recorded amortization expense of $1,285, $9,276, $7,597, $3,799 and $3,086 for its customer relationships and patents during fiscal 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007, respectively.

      Goodwill and trademarks are not being amortized as they have been determined to have indefinite lives.

      Estimated annual amortization expense for the next five years and thereafter is as follows and there are no expected residual values related to these amortizable intangible assets:

(in thousands)
Years:
2007	$6,172
2008	5,182
2009	3,632
2010	2,924
2011	2,355
Thereafter	8,008

$28,273

(7)	Accrued Expenses

      Accrued expenses are comprised of the following as of December 31, 2005, December 30, 2006 and June 30, 2007:

	December 31,	December 30,	June 30,
	2005	2006	2007

			(Unaudited)

	(in thousands)
Additional purchase price consideration (Note 4(a))	$5,975	$1,937	$970
Accrued customer allowances	13,479	12,239	12,850
Accrued lease obligation (Note 4(a))	4,697	2,705	3,588
Other	9,079	11,199	9,004

	$33,230	$28,080	$26,412

(8)	Credit Agreements

      On December 9, 2005, the Company entered into a new credit agreement (“December 2005 Credit Agreement”), which replaced the agreement dated October 1, 2004 (“October 2004 Credit Agreement”). The December 2005 Credit Agreement is comprised of a first lien term loan of $150.0 million (“First Lien Term Loan”), a second lien term loan of $50.0 million (“Second Lien Term Loan”) (collectively the “Term Loans”) and a revolving commitment that is limited to $15.0 million (the “Revolver”). Borrowings under the December 2005 Credit Agreement are limited to the lesser of $215.0 million or the outstanding balance of the Term Loans plus the Revolver. For each component of the facility, the Company has the option of electing a prime plus or LIBOR plus interest rate. Amounts due under the December 2005 Credit Agreement are collateralized by a pledge of 100% of the Company’s capital stock and mortgages on substantially all of the Company’s tangible and intangible assets. On May 24, 2007, the Company entered into an amendment to its senior secured credit facility whereby it increased the first lien term loan by $20.0 million to $170.0 million.

      The Company used proceeds from the Term Loans to fund a dividend to its common shareholders (note 15) and repay amounts outstanding under the Company’s October 2004 Credit Agreement.

      The First Lien Term Loan as of June 30, 2007 bears interest at the bank’s prime rate (8.25% as of December 30, 2006 and June 30, 2007) plus 3% or LIBOR (5.35% as of December 30, 2006 and 5.36% as of June 30, 2007, respectively) plus 4%. The First Lien Term Loan is due in 23 consecutive quarterly graduating installments ranging from $1,500 to $2,979 commencing on March 31, 2007. A remaining and final installment of $110,206 is due in December 2012. As of June 30, 2007, $166.8 million of the First Lien Term Loan is outstanding.

      The Second Lien Term Loan as of June 30, 2007 bears interest at the bank’s prime rate (8.25% as of December 30, 2006 and June 30, 2007) plus 6.75% or LIBOR (5.35% as of December 30, 2006 and 5.36% as of June 30, 2007, respectively) plus 7.75%. The Second Lien Term Loan is due in a single installment on December 9, 2013. As of June 30, 2007, $50 million of the Second Lien Term Loan is outstanding.

      Interest on the Term Loans is due either on the last day of March, June, September, and December for borrowings under the banks prime rate, or the end of the LIBOR term elected (up to 90 days) for borrowings under the LIBOR based rate. In connection with the December 2005 Credit Agreement, the Company paid $3.7 million in fees. These fees were capitalized and were reported as Other assets in the consolidated balance sheet as of June 30, 2007. These fees are being amortized to interest expense over the term of the agreement.

      The revolving commitment bears interest at the bank’s prime rate (8.25% as of December 30, 2006 and June 30, 2007) plus 3% or LIBOR (5.35% as of December 30, 2006 and 5.36% as of June 30, 2007, respectively) plus 4% and carries a commitment fee of 0.5% per annum. The revolving commitment matures on September 30, 2009. The amount outstanding on the Revolver was $9.0 million at June 30, 2007.

      The December 2005 Credit Agreement stipulates that the Company comply with leverage ratio covenants and an interest coverage ratio covenant. This Credit Agreement limits the payment of dividends to $100 million in aggregate over the term of the agreement. As of June 30, 2007, $99.1 million in dividends have been declared and paid (note 15). The Company must also comply with certain administrative covenants, including furnishing audited financial statements to the lenders within 90 days of fiscal year end. As of December 30, 2006 and June 30, 2007, the Company is in compliance with the required restrictive covenants.

      Simultaneous with the closing of the Magnivision acquisition on October 1, 2004, the Company entered into an October 2004 Credit Agreement, which replaced the credit agreement dated September 3, 2003. The October 2004 Credit Agreement has subsequently been refinanced with the December 2005 Credit Agreement. The Company used proceeds from the term loans to fund the purchase of Magnivision and repay amounts outstanding under the Company’s former Credit Agreement dated September 3, 2003.

     Financial Instruments

      As required by the October 2004 Credit Agreement, and to manage the interest rate risk related to fluctuations in LIBOR, the Company entered into interest rate cap agreements (the “Caps”) with financial institutions in order to cap the LIBOR component of the interest rate at 5.25%. The Caps covered 50% of the scheduled principal balance of the term loans through December 31, 2008. The Caps had been deemed to be not effective for accounting purposes according to Statement of Financial Accounting Standards (SFAS) No. 133 Accounting for Derivative Instruments and Hedging Activities as modified by SFAS No. 138 Accounting for Derivative Instruments and Certain Hedging Activities. The Company made an initial investment of $250 on November 19, 2004 and subsequent investments of $93 on March 2, 2006 and $34 on December 14, 2006 to enter into the Caps, which are included in the financial statements in “Fair value of Financial Instruments.” Because the instruments have been deemed not to be effective hedges for accounting purposes, the change in fair value of the Caps (unrealized gain or loss) from one period to another has been recorded in “Interest Expense” in the accompanying consolidated statement of operations with an offsetting entry to the “fair value of financial instruments” in the accompanying consolidated balance sheets. The change in the fair value of the Caps was $123, $169 and $57 for fiscal 2006 and for the six months ended July 1, 2006 and June 30, 2007, respectively.

(9)  Long-Term Obligations

      Long-term obligations consist of the following as of December 31, 2005, December 30, 2006 and June 30, 2007:

	December 31,	December 30,	June 30,
	2005	2006	2007

			(Unaudited)

	(in thousands)
First Lien Term Loan under the December 2005 Credit Agreement, as amended on May 24, 2007, due December 9, 2012, 23 consecutive quarterly graduating installments beginning March 31, 2007 with payments ranging from $1,500 to $2,979 with final installment of $110,206 due December 9, 2012, interest at LIBOR of 5.36% (as of June 30, 2007) plus 4%	$150,000	$150,000	$166,798
Second Lien Term Loan under the 2005 Credit Agreement due December 9, 2013 payable in a single installment, interest at LIBOR of 5.36% (as of June 30, 2007) plus 7.75%	50,000	50,000	50,000
Promissory note to former executive officer, monthly payments of principal and interest of $100 through October 2007, interest at 5% per annum	2,006	881	298
Capital lease obligation of computer equipment, payable in monthly installments of principal and interest of $12 through February 2008, interest at 5.66% per annum	334	202	132
Capital lease obligations of office equipment, payable in monthly installments of principal and interest of $6 and $4 through March 2010, interest rates ranging from 6.28% to 6.80% per annum	—	—	307
Deferred compensation plan	—	—	59

	202,340	201,083	217,594
Less current maturities	1,150	7,010	8,195

	$201,190	$194,073	$209,399

(10)     Income Taxes

      In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

      The Company adopted the provisions of FIN No. 48 on December 31, 2006, the first day of the 2007 fiscal year and recognized no adjustment to retained earnings. As of June 30, 2007, the Company has a gross liability for uncertain tax benefits of $1.0 million. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense, which is consistent with the recognition of these items in prior reporting periods. As of June 30, 2007, the Company has accrued approximately $0.2 million of interest related to our uncertain tax positions.

      The Company has not had any material changes to our unrecognized tax benefits since adoption, nor does the Company anticipate significant changes to the total amount of unrecognized tax benefits within the next 12 months.

      Income (loss) before income taxes and minority interest consisted of the following for fiscal years 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007:

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

	(in thousands)			(Unaudited)
Domestic	$(7,981)	$(1,680)	$717	$(4,500)	$(836)
Foreign	4,409	3,790	781	2,145	3,612

Income (loss) before income taxes	$(3,572)	$2,110	$1,498	$(2,355)	$2,776

      Total federal, state, and foreign income tax expense for fiscal years 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007 are as follows:

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

	(in thousands)			(Unaudited)
Current:
Federal	$1,531	$(1,416)	$155	$—	$14
State	658	480	1,317	701	37
Foreign	1,734	2,997	2,214	970	633

	3,923	2,061	3,686	1,671	684

Deferred:
Federal	(3,006)	1,379	374	(854)	569
State	(1,044)	841	(318)	33	—
Foreign	(80)	(544)	(1,004)	189	635

	(4,130)	1,676	(948)	(632)	1,204

Change in valuation allowance	3,167	294	1,507	850	(2,754)

	(963)	1,970	559	218	(1,550)

Total	$2,960	$4,031	$4,245	$1,889	$(866)

      The actual expense for fiscal years 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007 differs from the “expected” tax expense (computed by applying the U.S. statutory federal corporate tax rate of 34% to income (loss) before income taxes and minority interest) as follows:

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

				(Unaudited)

	(in thousands)
Computed “expected” tax expense (benefit)	$(1,214)	$717	$509	$(729)	$867
State income taxes, net of federal income tax benefit	(255)	872	660	484	24
Foreign tax differential	868	1,582	1,100	966	641
Nondeductible expense	26	37	133	—	40
Nondeductible compensation	—	606	509	121	121
Change in valuation allowance	3,167	294	1,507	850	(2,754)
Other, net	368	(77)	(173)	197	195

	$2,960	$4,031	$4,245	$1,889	$(866)

      Deferred income taxes relate to the following temporary differences as of December 31, 2005, December 30, 2006 and June 30, 2007:

	December 31,	December 30,	June 30,
	2005	2006	2007

			(Unaudited)

	(in thousands)
Deferred tax assets:
Nondeductible reserves	$5,626	$6,846	$8,478
Nondeductible accruals	8,384	5,096	4,516
Other	167	187	191

Gross current deferred tax assets	14,177	12,129	13,185
Less valuation allowance	(3,250)	(3,497)	(1,602)

Net current deferred tax assets	10,927	8,632	11,583

Net operating loss carryforwards	3,806	3,128	1,461
Tax basis of property, plant and equipment	132	—	788
Foreign tax credits	—	—	616
Other	591	2,117	(11)

Gross long-term deferred tax assets	4,529	5,245	2,854
Less valuation allowance	(1,418)	(2,678)	(1,819)

Net long-term deferred tax assets	3,111	2,567	1,035

Deferred tax liabilities:
Intangible assets	19,933	17,523	16,605
Tax basis of property, plant and equipment	—	137	924

Net long-term deferred tax liability	16,822	15,093	16,494

Net deferred tax liability	$5,895	$6,461	$4,911

      A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be recognized. In connection with the acquisition of Magnivision, the Company had previously reduced the valuation allowance by $6,227. This reduction was the result of deferred tax liabilities recorded by Magnivision, Inc. which could be used to support the recognition of the previously reserved deferred tax assets. During 2005, upon completion of the valuation (see Note 4(a)), the Company adjusted the value of the intangible assets acquired related to the Magnivision acquisition. As a result of this adjustment, the Company further reduced the valuation allowance by $2,941 for a total reduction to the valuation allowance of $9,168. This reduction in the valuation allowance was recorded as a reduction of the goodwill associated with the Magnivision acquisition. The Company has approximately $4,300 of available net operating loss carryforwards in the U.S., which may be utilized and expire at various dates through 2025. The utilization of a portion of the net operating loss will be limited on an annual basis as a result of the equity restructuring during 2003. The portion of the net operating loss generated after an equity restructuring is not subject to such limitation. The Company has approximately $2,400 of net operating loss carryforward in the U.K. This net operating loss does not have an expiration.

      At December 31, 2005 and 2006, a full valuation allowance was recorded against the gross U.S. deferred tax asset since management believed that after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it was more likely than not that these assets would not be realized primarily due to the cumulative losses in recent years.

      In the second quarter of fiscal 2007, the Company determined that a substantial portion of the U.S. deferred tax assets in respect of which it had established valuation allowances would more likely than not be realized in the foreseeable future. This determination was based upon the Company’s improved U.S. operating results, primarily from growth in revenues, and expected future results taking into account the Company’s U.S. taxable income in fiscal 2005, 2006 and the first half of fiscal 2007, as well as projected U.S. taxable income for the remainder of fiscal 2007. The Company believes that its expectations of future operating results are reliable and supported by firm sales commitments and scheduled product store roll-outs which are expected to produce taxable income. The Company expects that these positive factors will be sufficient to support the realization of a substantial portion of the U.S. deferred tax assets. Accordingly, $1,731 of the valuation allowance was released during the second quarter 2007 and was recognized as a discrete income tax benefit in our consolidated statement of operations for the six months ended June 30, 2007. The Company has continued to record a full valuation allowance against all of its U.K. deferred tax assets due to the lack of positive historical operating results and projected future expected losses in the U.K.

      In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple jurisdictions. The Company records liabilities for estimated tax obligations in the United States and other tax jurisdictions.

      During 2006, the Company completed an examination by the Internal Revenue Service for 2004. This examination resulted in no assessment of taxes.

      As of June 30, 2007, in addition to the discrete benefit discussed above related to the reduction of the valuation allowance, the remaining change in the valuation allowance was a direct result of the net decrease in the Company’s current and long-term deferred tax asset balances from December 30, 2006.

(11) Incentive Stock Plan and Stock Options

      In 2004, the shareholders of the Company approved the 2004 Key Executive Stock Option Plan (the “2004 Plan”). The number of shares authorized under the 2004 Plan is 1,673,191 shares and at December 30, 2006, there are no shares available for future grants. Options issued under the 2004 plan have maximum terms of ten years with the vesting periods detailed in each individual option agreements. The Company has a policy of using new shares to satisfy stock option exercises.

      Prior to fiscal 2006, the Company used the intrinsic-value method of accounting for stock options granted to employees. Effective January 1, 2006, the Company adopted SFAS 123R under the modified prospective transition method as defined in the statement. Under this adoption method, the Company recorded stock option expense in 2006 based on all unvested stock options as of the adoption date. Stock-based compensation is recognized on a straight-line basis over the requisite service period of the award. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior years have not been restated to reflect, and do not include, the impact of SFAS 123R.

      During fiscal year 2004, the Company granted share options to certain members of management. Each grant was comprised of time-based options that generally vest over a three-year period based on a graded vesting schedule and event-based options that vest upon a change in control as defined by the agreements.

      During fiscal year 2005, the Company granted share options to two members of management. The exercise prices of these options were deemed to be greater than the fair value and no compensation expense has been recorded in accordance with APB No. 25.

•	On December 15, 2005, the Company issued options to the new Chief Executive Officer for an aggregate of 800,962 shares of common stock at an exercise price of $10.11 per share. Of these options, 480,577 options will vest in three installments of 160,193 on each anniversary of the executive’s hire date of October 19, 2005. However, if the Company completes an initial public offering of the Company’s stock prior to the first anniversary of the executive’s hire date, one-third of these options will vest immediately and the remaining option will vest in two equal installments on each anniversary of the Company’s initial public offering; 160,192 options will vest upon the completion of an initial public offering of the Company’s stock and having a market capitalization for 30 consecutive trading days of the Company equal to or greater than $1.0 billion and 160,193 options will vest upon the completion of an initial public offering of the Company’s stock and having a market capitalization for 30 consecutive trading days of the Company equal to or greater than $1.5 billion.

•	On December 15, 2005, the Company issued options to an existing member of senior management for an aggregate of 141,705 shares of common stock at an exercise price of $8.63 per share. These options vest in three annual installments as follows: 49,597 options became exercisable on September 1, 2006, 49,597 options became exercisable on September 1, 2007 and 42,511 options will become exercisable on September 1, 2008.

      In November 2005, the Board of Directors accelerated the vesting of all of the then outstanding event-based options (0.95 shares) in order for certain members of management to participate in the dividend declared in December 2005. In connection with this modification, the Company recorded stock-based compensation of $1.8 million to represent the difference in intrinsic value of the stock options from date of grant to the acceleration date of these options. The total intrinsic value of the share options exercised during the fiscal year 2005 was $4.5 million.

      During fiscal year 2006, no options were granted or exercised. During fiscal 2006, the Company recognized stock compensation expense of $1.5 million, of which $0.4 million was recognized in selling expenses and $1.1 million was recognized in general and administrative expenses. The total fair value of shares vested during fiscal 2006 was $0.9 million.

      During the six months ended July 1, 2006, no options were granted or exercised. During the six months ended July 1, 2006, the Company recognized stock compensation expense of

$0.9 million, of which $0.3 million was recognized in selling expenses and $0.6 million was recognized in general and administrative expenses.

      During the six months ended June 30, 2007, 33,472 options were terminated as a result of the resignation of a member of management. During the same period no options were granted or exercised. During the six months ended June 30, 2007, the Company recognized stock compensation expense of $0.4 million, of which $0.1 million was recognized in selling expenses and $0.3 million was recognized in general and administrative expenses. No shares vested during the six months ended June 30, 2007.

      The Company uses the Black-Scholes valuation model in determining fair value of stock-based awards. The weighted average grant-date fair value of share options granted during fiscal years 2004 and 2005 was $136 and $684, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years 2004 and 2005:

	Fiscal

	2004	2005

Expected volatility	48.1%	45.0%
Dividend yield	—	—
Risk-free interest rate	4.2	4.4
Expected life (years)	6.3	7.0

      A summary of the changes in the Company’s stock option plan for fiscal years 2004, 2005, 2006 and the six months ended June 30, 2007 are as follows:

	2004		2005		2006

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	—	$—	1,303,051	$0.74	1,064,748	$9.08
Granted	1,303,051	$0.74	942,668	$9.89	—	$—
Exercised	—	$—	(608,443)	$0.65	—	$—
Terminated	—	$—	(572,528)	$0.38	—	$—

Outstanding at year end	1,303,051	$0.74	1,064,748	$9.08	1,064,748	$9.08

Exercisable at end of year	213,782	$0.38	—	—	305,010	$7.31
Shares reserved at end of year					1,064,748

	Six Months Ended June 30,
	2007

	(Unaudited)
		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at December 30, 2006	1,064,748	$9.08
Granted	—	$—
Exercised	—	$—
Terminated	(33,472)	$0.38

Outstanding at June 30, 2007	1,031,276	$9.37

Exercisable at June 30, 2007	271,538	$8.16
Shares reserved at June 30, 2007	1,031,276

      With respect to the 1,031,276 outstanding options and 271,538 options exercisable at June 30, 2007, the weighted average remaining contractual life of these options was 8.39 years and 8.21 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at June 30, 2007 was $370 and $325, respectively.

      As of June 30, 2007, there was $0.4 million of total unrecognized compensation cost related to outstanding share-based compensation arrangements. This cost is expected to be recognized over a weighted-average period of 0.7 years.

(12)	Employee Benefit Plans

      The Company has a defined contribution profit sharing plan covering substantially all employees. Under the terms of the profit sharing plan, contributions are made at the discretion of the Company. No profit sharing contributions were made for fiscal years 2004, 2005, 2006, and the six months ended July 1, 2006 and June 30, 2007. The profit sharing plan also allows eligible participants to make contributions in accordance with Internal Revenue Code Section 401(k). The Company matches employee contributions equal to 25% of the first 6% of compensation that an employee defers. These matching contributions totaled approximately $109, $120, $25, $16 and $85 for fiscal years 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007, respectively.

      Effective January 1, 2007, the Company adopted a non-qualified deferred compensation plan to permit selected key employees to elect to defer a percentage of their base salary, discretionary bonuses and other performance-based compensation during any calendar year into the plan. The Company matches employee contributions equal to 25% of the first 6% of compensation that an employee defers. The fair value of the plan assets and related liability was $59 and have been recorded as other assets and as a long-term obligation in the consolidated balance sheet as of June 30, 2007.

(13)	Commitments and Contingencies

(a)	Operating Leases

      The Company has operating leases for certain facilities and equipment. Future minimum rental payments under these agreements are as follows as of December 30, 2006:

(in thousands)
Years:
2007	$1,716
2008	834
2009	786
2010	731
2011	454
Thereafter	76

$4,597

      The Company incurred rental expense for certain facilities and equipment of $1,222, $1,220, $872, $424 and $1,638 for fiscal years 2004, 2005, 2006 and the six months ended July 1, 2006 and June 30, 2007, respectively. Included in the future minimum rental payments as of December 30, 2006 is $2,705 for rent related to an operating lease for a duplicate facility that was assumed in connection with the purchase of Magnivision, Inc. This amount of $2,705 assumes an expected sublease, which is described further in Note 4(a). In January 2007, the Company executed a sublease agreement for approximately one-half of the closed Miramar, Florida facility for the remaining contractual term of the Company’s underlying lease. As of June 30, 2007, the Company has revised its sublease assumptions as described in Note 4(a).

(b)	Royalties

      The Company has several agreements that require royalty payments to brand licensors based on a percentage of certain net product sales, subject to specified minimum payments.

      Future minimum royalty obligations relating to these agreements are as follows as of December 30, 2006:

(in thousands)
Years:
2007	$533
2008	555
2009	460
2010	250
2011	250
Thereafter	—

$2,048

      In addition, certain agreements require that the Company pay additional fees based on a percentage of net product sales. These fees are not subject to minimum payment obligations. In the event the Company transfers its rights under certain agreements, a transfer fee would be payable.

(c)	Litigation

      In February 2005, the Company reached an agreement to settle a patent infringement action commenced in 1992 by Magnivision (formerly known as Al-Site and then owned by its founding family, which retained the rights to the litigation and any litigation proceeds) against an entity which is now a subsidiary of the Company relating to the use of certain display devices for eyeglasses. The United States District Court for the Central District of California entered a final judgment on the agreed settlement and a series of subsequent orders clarifying certain of the terms thereof. Pursuant to the agreed settlement, the Company is obligated to pay the plaintiff $11.0 million. However, there is a cost sharing agreement in place which provides that an unrelated third party is paying approximately $7.9 million of the $11.0 million final judgment. The unrelated third party participated in the settlement proceedings with the court, and an affiliate of the third party has guaranteed payments on amounts due under the cost sharing agreement directly with the plaintiff. As a result of the cost sharing agreement, and a credit of $2.0 million which the court allowed for a prejudgment payment the Company had previously made to the plaintiff, the total remaining obligation under the agreed settlement, as construed by the court, was approximately $1.1 million. This amount was paid by the Company as of the end of fiscal 2005. The court scheduled a three year monthly payment plan in May 2005 and thus far all payments have been timely made. However, the Company remains legally liable for the outstanding balance on the agreed settlement even though it is being paid by the third party. As of December 30, 2006 and June 30, 2007, the outstanding balance on the agreed settlement was approximately $4.3 million and $2.8 million, respectively.

      In May 2005, Coda Gargoyles, LLC, filed a lawsuit in the Supreme Court of the State of New York, County of New York alleging that one of the Company’s subsidiaries made insufficient efforts to market products and collect accounts receivable to produce sufficient revenue to trigger earn-out provisions under the Company’s December 2003 purchase agreement relating to the acquisition of the Company’s premium brands, Anarchy, Angel and Gargoyles (see note 4(b)). The plaintiff has claimed not less than $2.0 million in damages plus interest, attorney’s fees and costs. One of the counts of the plaintiff’s three-count complaint was a claim for breach of an implied duty of good faith and fair dealing, which was dismissed by the trial court on October 31, 2005. The two remaining counts are breach of contract and a demand for an accounting. Discovery is scheduled to close in February 2008, and the Company expects that a trial date will be set thereafter. No appeal has been taken of the dismissal of the first count of the complaint. No insurance is available and the Company is vigorously defending the suit.

      In February 2007, Sun Optics, Inc. filed a lawsuit in the United States District Court, Central District of Utah alleging infringement of two of their design patents for eyeglass cases and seeking an injunction, damages, attorneys’ fees and a jury trial. On March 8, 2007, the plaintiff voluntarily dismissed that lawsuit and then re-filed it in the United States District Court, District of Delaware on March 8, 2007. Plaintiff promptly sought a preliminary injunction concerning the design patents. On April 5, 2007, plaintiff moved to amend its pleadings to include a count of infringement of a utility patent for an eyeglass display and sought a preliminary injunction concerning the utility patent. On August 2, 2007, the plaintiff’s motion to amend was granted, but both motions for a preliminary injunction were denied. On August 22, 2007, plaintiff appealed the denial of its motions for a preliminary injunction to the United States Court of Appeals for the Federal Circuit. The Company intends to defend the action vigorously.

      In the ordinary course of business, the Company is party to various types of litigation. The Company maintains insurance to mitigate certain of these risks. The Company believes it has meritorious defenses to all claims, and, in its opinion, all litigation currently pending or threatened will not have a material effect on the Company’s financial position or results of operations.

(14)	Termination of Certain Executives and Related Redemption of Common Stock

      The Company terminated the employment of three executives during fiscal year 2005. The Company recorded severance charges totaling $2.3 million in fiscal 2005, which are included in General and Administrative Expenses in the consolidated statements of operations. The

Company has paid $0.2 million, $1.3 million and $0.7 million and $0.5 million in severance to these former employees as of December 31, 2005, December 30, 2006 and for the six months ended July 1, 2006 and June 30, 2007, respectively. The remaining $0.3 million is reflected in accrued expenses in the consolidated balance sheets as of June 30, 2007 and is payable monthly through October 2007.

      One of these terminated executives elected to exercise his vested stock options through a cashless exercise which was netted against the subsequent redemption of these common shares. The Company redeemed his common shares owned, as well as the common shares owned by a second terminated executive, for $2.4 million. This cost was recorded as Treasury Stock. The Company had paid approximately $0.4 million, $1.1 million, and $0.6 million of this redemption during fiscal years’ 2005, 2006 and both for the six months ended July 1, 2006 and June 30, 2007, respectively. The remaining $0.3 million is reflected in current maturities of long-term obligations at June 30, 2007 and is payable monthly through October 2007 bearing interest at 5% per annum.

(15)	Dividend

      In December 2005, the Company declared an aggregate dividend of $99.1 million to common stockholders of record on December 14, 2005. The dividend of $6.68 per share was paid prior to December 31, 2005. This dividend was funded by proceeds from the December 2005 Credit Agreement as described in note 8.

(16)	Related Party Transactions

      The Company pays a quarterly fixed management fee to BH. The amount incurred was $375, $500 and $500 for fiscal years 2004, 2005 and 2006, respectively, and $250 for both the six months ended July 1, 2006 and June 30, 2007, respectively. The fee incurred is included in “General and Administrative expenses” in the accompanying consolidated statements of operations. In addition, in connection with the acquisition of Magnivision, Inc., the Company paid an investment bankers’ fee to BH in the amount of $2,300 in the fiscal year ended January 1, 2005. This fee was included in the purchase price of the acquisition. The Company reimbursed BH approximately $19 during the six months ended June 30, 2007 for their fees incurred in connection with their guarantee of the working capital adjustment dispute (see Note 4). The Company also reimbursed BH approximately $80 during the first quarter of fiscal 2007 for fees BH paid for services provided by an interim managing director for the Company’s U.K. subsidiary.

      As of December 31, 2005, December 30, 2006 and June 30, 2007, $0, $125 and $125 was accrued and payable to BH, respectively.

(17)	Enterprise-Wide Disclosures

      The Company markets its products primarily to customers in the mass merchandise retail channel. Although the Company closely monitors the creditworthiness of its customers, a substantial portion of its customers’ ability to meet their financial obligations is dependent on economic conditions germane to the retail industry. At its discretion, the Company sells product to certain customers in bankruptcy. The Company maintains a credit insurance policy on its primary customers.

      Net sales to each of the Company’s three largest customers, Wal-Mart Stores, Inc., Walgreen’s and CVS Corporation for each segment and in total for fiscal years 2004, 2005,

2006 and for the six months ended July 1, 2006 and June 30, 2007, respectively, are indicated in the table below:

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

				(Unaudited)
Wal-Mart Stores, Inc.:
Non-prescription Reading Glasses	29%	30%	26%	30%	30%
Sunglasses	34	17	27	34	36
Costume Jewelry	70	76	70	76	53
International Operations	28	31	26	22	19
Consolidated net sales	39	35	32	36	32
Walgreen’s:
Non-prescription Reading Glasses	—	—	15%	1%	18%
Sunglasses	4	6	23	8	1
Consolidated net sales	1	2	13	2	9
CVS Corporation:
Non-prescription Reading Glasses	9%	25%	22%	23%	19%
Consolidated net sales	2	11	10	9	9

      These customers’ accounts receivable balances represent approximately 37%, 65% and 55% of gross accounts receivable as of December 31, 2005, December 30, 2006 and June 30, 2007, respectively. No other customer accounted for 10% or more of the Company’s net sales.

      The Company currently purchases a significant portion of its inventory from certain suppliers in Asia. There are other suppliers of the inventory items purchased and management believes that these suppliers could provide similar inventory at fairly comparable terms. However, a change in suppliers could cause a delay in the Company’s distribution process and a possible loss of sales, which would adversely affect operating results.

      Summary geographic information for net sales is as follows:

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

	(in thousands)			(Unaudited)
Net sales:
United States	$106,403	$160,419	$180,259	$78,468	$102,682
Foreign	30,288	29,462	28,949	18,021	21,081

Total	$136,691	$189,881	$209,208	$96,489	$123,763

      No individual foreign country net sales were greater than 10% of total net sales. Substantially all long-lived assets are located in the United States.

(18)	Segments

      The Company operates primarily in the eyewear and costume jewelry markets. The Company’s four reportable segments are Non-Prescription Reading Glasses, Sunglasses and Prescription Frames, Costume Jewelry and International. These segments have been determined based upon the nature of the products offered and availability of discrete financial information, and are consistent with the way the Company organizes and evaluates financial information internally for the purposes of making operating decisions and assessing performance.

      The Non-Prescription Reading Glasses, Sunglasses and Prescription Frames and Costume Jewelry segments represent sales of these product lines in the United States. The International segment sells similar product lines outside the United States. The Company measures profitability of its segments based on gross profit.

      Expenditures for additions to long-lived assets are not tracked or reported by the operating segments, except for display fixtures. Depreciation expense on display fixtures is specific to each segment. Non-display fixture depreciation is not allocable to a specific segment and is included in corporate and unallocated. Amortization of intangible assets that relate to acquired businesses is included in the specific segment to which they relate. The identifiable assets of the international segment consists of assets of our international subsidiaries. For the other reportable segments the identifiable assets include inventories and intangible assets. The Company does not segregate other assets on a product line basis for internal management reporting and therefore, such information is not presented. Assets included in corporate and unallocated principally are cash and cash equivalents, accounts receivable, prepaid expenses, deferred income taxes, other assets, and property, plant and equipment.

				Six Months Ended
	Fiscal
				July 1,	June 30,
	2004	2005	2006	2006	2007

	(in thousands)			(Unaudited)
Segment Net Sales
Non-prescription Reading Glasses	$37,340	$83,220	$95,327	$36,634	$55,137
Sunglasses and Prescription Frames	41,413	42,848	56,725	27,890	36,510
Costume Jewelry	27,650	34,351	28,207	13,944	11,035
International	30,288	29,462	28,949	18,021	21,081

Total Net Sales	$136,691	$189,881	$209,208	$96,489	$123,763
Gross Profit
Non-prescription Reading Glasses	$19,965	$49,327	$55,316	$20,809	$31,262
Sunglasses and Prescription Frames	14,773	19,288	22,852	11,436	15,669
Costume Jewelry	8,279	11,974	9,622	4,502	5,003
International	18,874	18,725	16,486	11,576	13,704

Total Gross Profit	$61,891	$99,314	$104,276	$48,323	$65,638
Segment Profits (Losses)
Non-prescription Reading Glasses	$14,451	$29,622	$34,656	$11,138	$20,940
Sunglasses and Prescription Frames	8,707	12,530	12,709	6,616	10,009
Costume Jewelry	3,819	7,749	6,370	2,969	2,973
International	5,856	6,383	4,108	4,435	5,611
Corporate/ Unallocated expenses	$(32,649)	$(41,630)	$(34,548)	$(17,192)	$(25,546)

Income from Operations	$184	$14,654	$23,295	$7,966	$13,987
Depreciation
Non-prescription Reading Glasses	$1,236	$3,648	$4,606	$2,269	$2,575
Sunglasses and Prescription Frames	2,072	2,052	3,446	1,654	1,821
Costume Jewelry	675	385	189	119	49
International	1,852	1,396	1,608	935	1,364
Corporate/ Unallocated	2,808	2,189	970	503	473

Total	$8,643	$9,670	$10,819	$5,480	$6,282
Amortization of Intangibles
Non-prescription Reading Glasses	$1,285	$9,276	$7,597	$3,799	$3,086

Total	$1,285	$9,276	$7,597	$3,799	$3,086

	Fiscal
				June 30,
	2004	2005	2006	2007

				(Unaudited)

	(in thousands)
Identifiable Assets
Non-prescription Reading Glasses	$92,504	$85,576	$82,398	$81,218
Sunglasses and Prescription Frames	14,700	16,143	19,581	20,920
Costume Jewelry	5,059	5,752	4,891	4,399
International	11,909	17,302	19,811	21,284
Corporate/ Unallocated	63,988	76,385	94,357	94,826

Total	$188,160	$201,158	$221,038	$222,647

(19)	Quarterly Results (unaudited)

	Quarter

	First	Second	Third	Fourth	Year to Date

	(in thousands except per share data)
2007
Net sales	$61,149	$62,614			$123,763
Gross profit	31,837	33,801			65,638
Income (loss) before income taxes	2,582	194			2,776
Net income (loss)	1,918	1,499			3,417
Per common share
Net income (loss)
Basic	$0.13	$0.10			$0.23
Diluted	$0.13	$0.10			$0.23
2006
Net sales	$45,079	$51,410	$42,691	$70,028	$209,208
Gross profit	22,770	25,553	20,986	34,967	104,276
Income (loss) before income taxes	(1,688)	(667)	(4,272)	8,125	1,498
Net income (loss)	(2,599)	(1,669)	(4,623)	5,911	(2,980)
Per common share
Net income (loss)
Basic	$(0.18)	$(0.11)	$(0.31)	$0.40	$(0.20)
Diluted	$(0.18)	$(0.11)	$(0.31)	$0.40	$(0.20)

(20)	Subsequent Events

(a)	Credit Facility Amendment

      On May 24, 2007, the Company entered into an amendment to its Senior Secured Credit Facility whereby it increased the first lien term loan by $20.0 million to $170.0 million.

(b)	Authorized Share Change and Share Division

      On October 18, 2007, the Company (i) amended its Memorandum and Articles of Association to increase it authorized shares to 101,000,000 and (ii) effected a 242,717 to one stock split of its common shares. All share data shown in the accompanying consolidated financial statements have been retroactively restated to reflect the split.

Independent Auditors’ Report

The Board of Directors and Shareholders

  FGX INTERNATIONAL HOLDINGS LIMITED:

      We have audited the accompanying consolidated statements of income, stockholder’s equity and comprehensive income, and cash flows of Magnivision, Inc. for the nine month period ended October 1, 2004. These consolidated financial statements are the responsibility of Magnivision, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Magnivision, Inc. and subsidiaries for the nine month period ended October 1, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Providence, Rhode Island

April 25, 2005

MAGNIVISION, INC.

Consolidated Statement of Income

Nine month period ended October 1, 2004
(In thousands)

Nine month
period ended
October 1, 2004

Net sales (note 5)	$46,745
Cost of goods sold	18,964

Gross profit	27,781
Operating expenses:
Selling expenses	13,576
General and administrative expenses	4,624

Income from operations	9,581
Other income (expense):
Other, net	244

Income before income tax	9,825
Provision for income taxes (note 7)	3,527

Net income	$6,298

See accompanying notes to consolidated financial statements.

MAGNIVISION, INC.

Consolidated Statement of Stockholder’s Equity and Comprehensive Income

Nine month period ended October 1, 2004
(In thousands, except shares and share value)

				Accumulated
	Common stock		Additional	other		Total
			paid-in	comprehensive	Retained	stockholders’	Comprehensive
	Shares	Par value	capital	income	earnings	equity	income

Balance, December 31, 2003	1,000	$1	$11,008	—	$27,257	$38,265
Dividend declared	—	—	—	—	(2,928)	(2,928)
Net income for the nine month period ended October 1, 2004	—	—	—	—	6,298	6,298	$6,298
Foreign Currency Translation for the nine month period ended October 1, 2004 (note 2(h))	—	—	—	$(146)	—	(146)	(146)

Balance, October 1, 2004	1,000	$1	$11,008	$(146)	$30,627	$41,489	$6,152

See accompanying notes to consolidated financial statements.

MAGNIVISION, INC.

Consolidated Statement of Cash Flows

Nine month period ended October 1, 2004
(In thousands)

Nine month
period ended
October 1, 2004

Cash flows from operating activities:
Net income	$6,298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,342
Amortization of placement allowances	1,298
Deferred income taxes	705
Intercompany receivables and payables	6,754
Changes in assets and liabilities:
Accounts receivable	(4,749)
Inventories	(3,573)
Prepaid expenses and other current assets	450
Noncurrent assets	(597)
Accounts payable	(147)
Accrued expenses	(8)
Accrued income taxes	(5,840)

Net cash provided by operating activities	3,933

Cash flows from investing activities:
Purchases of property, plant, and equipment	(2,274)

Net cash used in investing activities	(2,274)

Cash flows from financing activities:
Dividends declared	(2,928)

Net cash used in financing activities	(2,928)

Net decrease in cash and cash equivalents	(1,269)
Cash and cash equivalents, beginning of period	1,276

Cash and cash equivalents, end of period	$7

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$—
Income taxes	—

See accompanying notes to the consolidated financial statements.

MAGNIVISION, INC.

Notes to Consolidated Financial Statements

Nine month period ended October 1, 2004

(Dollars in thousands, except share and per share amounts)

(1)	Nature of Business and Basis of Presentation

      Magnivision, Inc. (the “Company”) is a value-added distributor of optical products and other accessories to mass merchandisers, variety stores, chain drug stores, and supermarkets in North America and the United Kingdom. The Company was acquired on October 1, 2004 by FGX International Holdings Limited. Prior to that time, the Company was a wholly-owned subsidiary of American Greetings, Inc. (the “Parent”).

      The consolidated financial statements of income, stockholder’s equity and comprehensive income and cash flows included herein reflect the operating results of the Company on a predecessor accounting basis for the nine month period ended October 1, 2004 (pre-acquisition, as a wholly owned subsidiary of American Greetings, Inc.).

(2)	Significant Accounting Policies

(a)	Principles of Consolidation

      The accompanying consolidated financial statements include the results of operations of the Company as well as those companies in which the Company has majority ownership or control. All material intercompany balances and transactions have been eliminated in consolidation.

(b)	Cash and Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(c)	Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of finished goods.

(d)	Advertising Costs

      Advertising costs, which are included in selling expenses, are expensed when the advertisement first takes place. Advertising expense was approximately $728 for the nine month period ended October 1, 2004.

(e)	Property and Equipment

      Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Depreciation expense for the nine month period ended October 1, 2004 was $3,342.

Asset classification	Estimated useful life

Display fixtures	3 years
Furniture, fixtures, and equipment	7 – 20 years
Leasehold improvements	Shorter of useful life or lease term

(f)	Long-Lived Assets

      The Company accounts for long-lived assets, excluding goodwill and trademarks, and including prepaid slotting fees in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset. The Company evaluates its long-lived assets if impairment indicators arise.

(g)	Revenue Recognition

      The Company recognizes revenue from product sales upon shipment, net of estimated allowances and anticipated returns and discounts, taking into account historical patterns of returns and contractual provisions in accordance with the provisions of SFAS No. 48, Revenue Recognition When Right of Return Exists, upon shipment to the customer.

      The Company accounts for certain customer promotional payments, volume rebates, cooperative advertising, slotting fees and other discounts as a reduction of revenue under the guidance issued by the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) in Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products, Issue No. 00-14, Accounting for Certain Sales Incentives, and Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The Company also enters into multi-year supply agreements. The customer payments and credits are recorded as a reduction of revenue when the customer has earned the credits based on the contractual agreements and are provided for based upon the Company’s estimates.

(h)	Comprehensive Income

      Comprehensive income is defined in SFAS No. 130, Reporting Comprehensive Income, as the change in equity of a business enterprise during the period from transactions and other events and circumstances from nonowner sources. The difference between comprehensive income and net income represents the foreign currency translation for the pre-acquisition nine month period ended October 1, 2004, related to the Company’s Canadian subsidiary.

(i)	Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. A significant portion of its business activity is with domestic mass merchandisers whose ability to meet their financial obligations is dependent on economic conditions germane to the retail industry. During recent years, many major retailers have experienced significant financial difficulties and some have filed for bankruptcy protection. At its discretion, the Company may sell to certain customers in bankruptcy. To reduce credit risk, the Company routinely assesses the financial strength of its customers and purchases credit insurance, as it deems appropriate.

(j)	Disclosure of Fair Value of Financial Instruments

      The Company’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts of the Company’s financial instruments approximate fair value.

(k)	Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l)	Income Taxes

      Prior to the acquisition on October 1, 2004, the Parent and its subsidiaries were included in the Parent’s consolidated group for federal and state income tax purposes. The Parent calculated income tax expense as well as tax assets and liabilities for the consolidated group. The income tax amounts recorded in the accompanying financial statements (for the pre-acquisition period) have been allocated to the Company from the Parent.

(3)	Employee Benefit Plans

      The Company had a defined contribution profit sharing plan covering substantially all employees. The plan operated on a calendar year basis. Under the terms of the profit sharing plan, contributions were based on the profitability of the Parent. In accordance with the terms of the acquisition agreement, this plan ceased accepting contributions and is being administered by American Greetings.

(4)	Commitments and Contingencies

(a)	Operating Leases

      The Company vacated its facility in Miramar, Florida, effective March 31, 2005, as this facility was considered duplicative. All operations and inventory was moved to the FGX International facility, as was certain equipment. The Company incurred rent expense which primarily related to this facility of $1,275 for the nine month period ended October 1, 2004.

(b)	Litigation

      In the ordinary course of business, the Company is party to various types of litigation. The Company maintains insurance to mitigate these risks. The Company believes it has meritorious defenses to all claims, and, in its opinion, all litigation currently pending or threatened will not have a material effect on the Company’s financial position or results of operations.

(5)	Significant Customers and Suppliers

      For the nine month period ended October 1, 2004, four customers accounted for approximately 65.4% of net sales. No other customer accounted for 10% or more of the Company’s net sales or gross accounts receivable.

      The Company currently purchases a significant portion of its inventory from certain suppliers in Asia. There are other suppliers of the inventory items purchased and management believes that these suppliers could provide similar inventory at fairly comparable terms. A change in suppliers could cause a delay in the Company’s distribution process and a possible loss of sales, which would adversely affect operating results.

(6)	Related Party Transactions

      Income tax is paid on behalf of the Company by the Parent and then charged to the Company through intercompany accounts.

      The Company received certain administrative and legal services, employee benefit administration, and income tax advice from its Parent. The value of these services have not been determined, and have not been recorded in these financial statements.

      The Company’s excess cash is transferred to the Parent on a periodic basis and is recorded as a receivable from Parent. The Parent provides the Company with cash disbursement administration to pay vendors which is recorded as a reduction in the receivable from Parent.

(7)	Income Taxes

      For the nine month period ended October 1, 2004 the Company was included in their Parent Company’s consolidated return for federal and state income tax purposes. The Parent calculated income tax expense as well as tax assets and liabilities for the consolidated group, and income tax expense of $3,527 recorded in the accompanying Statement of Income has been allocated to the Company from the Parent. The effective tax rate for the nine month period was 36%.

SCHEDULE II

FGX International Holdings Limited

Valuation and Qualifying Accounts and Reserves

Fiscal Years Ending January 1, 2005, December 31, 2005 and December 30, 2006
(Thousands of dollars)

		Provision
	Balance at	Charged to		Balance
	Beginning of	Costs and	Write-Offs	at End of
	Year	Expenses	and Other	Year

Valuation accounts deducted from assets to which they apply — for returns, markdowns and doubtful accounts receivable:
2004	$13,043	$23,202	$(14,042)	$22,203

2005	$22,203	$31,389	$(37,555)	$16,037

2006	$16,037	$32,903	$(29,188)	$19,752

S-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

FGX International Holdings Limited:

      Under date of March 19, 2007, except as to Notes 8 and 20(a), which are as of May 24, 2007 and except as to Note 20(b), which is as of October 18, 2007, we reported on the consolidated balance sheets of FGX International Holdings Limited and subsidiaries as of December 31, 2005 and December 30, 2006, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss) and cash flows for the fiscal years ended January 1, 2005, December 31, 2005 and December 30, 2006, which are included in the prospectus. Our report refers to a change in accounting for share-based payments. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included in the registration statement. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

      In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Providence, Rhode Island

March 19, 2007

S-2

Foster Grant

MAGNIVISION

ANARCHY EYEWEAR

angel

GARGOYLES

BODY GLOVE

IRONMAN

LEVI STRAUSS Signature.

DAYTONA

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	10
Special Note Regarding Forward-Looking Statements	28
Use of Proceeds	29
Dividend Policy	30
Capitalization	31
Dilution	32
Selected Historical Financial Data	33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	36
Business	60
Management	78
Certain Relationships and Related Person Transactions	116
Securities Ownership of Certain Beneficial Owners and Management	120
Description of Share Capital	123
Description of Credit Facility	126
Shares Eligible for Future Sale	131
Material United States Federal Income Tax and British Virgin Islands Tax Consequences	133
Underwriting	140
Legal Matters	145
Experts	145
Additional Information	146
Index to Financial Statements	F-1

Until November 18, 2007 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

FGX International Holdings Limited

12,000,000 Ordinary Shares

Joint Book-Running Managers

William Blair & Company

SunTrust Robinson Humphrey

BB&T Capital Markets

Avondale Partners

Prospectus